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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM C UNDER THE SECURITIES ACT OF 1933**

(Mark one.)

☒ Form C: Offering Statement
☐ Form C-U: Progress Update: _____
☐ Form C/A: Amendment to Offering Statement: _____

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer: Goodegg Growth Fund III, LLC
Legal status of issuer:

    Form: limited liability company
    Jurisdiction of Incorporation/Organization: Wyoming
    Date of organization): March 14, 2024

Physical address of issuer: 18 Bartol St #1168  / San Francisco, California 94133
Website of issuer: http://goodegg.sppx.io

Is there a co-issuer? ☒ Yes  ☐ No If yes,
Name of co-issuer: Goodegg Wealth Fund II, LLC
Legal status of co-issuer:

    Form: limited liability company
    Jurisdiction of Incorporation/Organization: Wyoming
    Date of organization: December 13, 2022

Physical address of co-issuer: 18 Bartol Street, #1168, San Francisco, California 94133
Website of co-issuer: http://goodegg.sppx.io

Name of intermediary through which the offering will be conducted: Silicon Prairie Online, LLC
CIK number of intermediary: 0001711770
SEC file number of intermediary: 007-00123
CRD number, if applicable, of intermediary: 289746

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
$2,500 setup fee, plus 3% from 0-$10MM; 1% above $10MM

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
0

Type of security offered: membership interests

Target number of securities to be offered: 1,000,000

Price (or method for determining price): 1.00

Target offering amount: $1,000,000

Oversubscriptions accepted: ☐ Yes   ☒ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☐ First-come, first-served basis

☐ Other – provide a description: _____

Maximum offering amount (if different from target offering amount): $1,235,000

Deadline to reach the target offering amount: Twelve (12) months from the filing date

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

Current number of employees: 0

| | | |
|---|---|---|
| Total Assets: | Most recent fiscal year-end: 0 | Prior fiscal year-end: 0 |
| Cash & Cash Equivalents: | Most recent fiscal year-end: 0 | Prior fiscal year-end: 0 |
| Accounts Receivable: | Most recent fiscal year-end: 0 | Prior fiscal year-end: 0 |
| Short-term Debt: | Most recent fiscal year-end: 0 | Prior fiscal year-end: 0 |
| Long-term Debt: | Most recent fiscal year-end: 0 | Prior fiscal year-end: 0 |
| Revenues/Sales | Most recent fiscal year-end: 0 | Prior fiscal year-end: 0 |
| Cost of Goods Sold: | Most recent fiscal year-end: 0 | Prior fiscal year-end: 0 |
| Taxes Paid: | Most recent fiscal year-end: 0 | Prior fiscal year-end: 0 |
| Net Income: | Most recent fiscal year-end: 0 | Prior fiscal year-end: 0 |

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

**[List will include all U.S. jurisdictions, with an option to add and remove them individually, add all and remove all.]**

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (ğ227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Goodegg Growth Fund III, LLC
(Issuer)
By
/s/ Julie Lam Manager
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (ğ227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Julie Lam
(Signature)
Manager
(Title)
April 1st, 2024
(Date)

1. Name of issuer: <u>Goodegg Growth Fund III, LLC</u>

**ELIGIBILITY**

2. ☒ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District ofColumbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

**INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.**

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☒ No
Explain: _____

## MANAGERS OF THE COMPANY

4.          Provide the following information about each manager (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: ___Julie Lam _____ Dates of Service: _____ March 14, 2024 - Present __ _____
Principal Occupation: ___Manager _____
Employer: _Goodegg Investments, LLC_ Dates of Service: ___April 30, 2018 - Present_____
Employer's principal business: ___Real estate investment
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: __CEO _____ Dates of Service: _April 30, 2018 - Present_____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: leading sales/marketing efforts, product and process development, and business management.

Employer: __Goodegg Investments, LLC _____
Employer's principal business: __real estate investment _____
Title: _____CEO_____ Dates of Service: _ April 30, 2018 - Present_____
Responsibilities: _____ General oversight and management of company _____

Name: ___Annie Dickerson Dates of Service: _____ March 14, 2024 - Present __ _____
Principal Occupation: ___Manager _____
Employer: _Goodegg Investments, LLC_ Dates of Service: ___April 30, 2018 - Present _____
Employer's principal business: ___Real estate investment
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: __COO_____ Dates of Service: _April 30, 2018 - Present_____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: leading sales/marketing efforts, product and process development, and business management.

Employer: __Goodegg Investments, LLC _____ _____
Employer's principal business: __real estate investment _____
Title: _____COO _____ Dates of Service: _April 30, 2018 - Present_____
Responsibilities: _____ General financial oversight and management of company _____

# OFFICERS OF THE COMPANY

5.      Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: ___Julie Lam _____ Dates of Service: _____ March 14, 2024 - Present __ _____

Principal Occupation: ___Manager _____

Employer: _Goodegg Investments, LLC_ Dates of Service: ___April 30, 2018 - Present _____

Employer's principal business: ___Real estate investment

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: __CEO _____ Dates of Service: _April 30, 2018 - Present_____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: leading sales/marketing efforts, product and process development, and business management.

Employer: __Goodegg Investments, LLC _____ _____

Employer's principal business: __real estate investment_____

Title: _____CEO_____ Dates of Service: _ April 30, 2018 - Present_____

Responsibilities:_____ General oversight and management of company _____

Name: ___Annie Dickerson Dates of Service: _____ March 14, 2024 - Present __ _____

Principal Occupation: ___Manager _____

Employer: _Goodegg Investments, LLC_ Dates of Service: ___April 30, 2018 - Present _____

Employer's principal business: ___Real estate investment

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: __Chief Branding Officer _____ Dates of Service: _September 1, 2022 - Present___

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: leading sales/marketing efforts, product and process development, and business management.

Employer: __Goodegg Investments, LLC _____ _____

Employer's principal business: __real estate investment_____

Title: _____Chief Branding Officer____ Dates of Service: _ September 1, 2022 - Present_____

Responsibilities:_____ Management of company's marketing and branding activities

Employer: __Goodegg Investments, LLC _____

Employer's principal business: __real estate investment_____

Title: _____COO_____ Dates of Service: _ April 30, 2018 – August 31, 2022__

Responsibilities:_____ General financial oversight and management of company_____

Name: ____Hasib Ikramullah Dates of Service: _____March 14, 2024 - Present __
Principal Occupation: ___COO _____
Employer: _Goodegg Investments, LLC_ Dates of Service: ___April 30, 2018 - Present _____
Employer's principal business: ___Real estate investment
List all positions and offices with the issuer held and the period of time in which the director
served in the position or office:

Position:    COO                                    Dates of Service: September 1, 2022- Present

Business Experience: List the employers, titles and dates of positions held during past three years
with an indication of job responsibilities: leading sales/marketing efforts, product and process
development, and business management.

Employer: __Goodegg Investments, LLC _____
Employer's principal business: __real estate investment _____
Title: _____COO_____ Dates of Service: _September 1, 2022 - Present _____
Responsibilities:_____ General financial oversight and management of company _____

Employer: __Goodegg Investments, LLC _____ _____
Employer's principal business: __real estate investment _____
Title: _____Director of Operations_____ Dates of Service: _ April 30, 2018 – August 31, 2022
Responsibilities: Oversee day-to-day operations of company

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a
president, vice president, secretary, treasurer or principal financial officer, comptroller or
principal accounting officer, and any person routinely performing similar functions.

# PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

| Name of Holder | No. and Class of Securities Now Held | % of Voting Power Prior to Offering |
|---|---|---|
| _____ | _____ | _____ % |
| _____ | _____ | _____ % |
| _____ | _____ | _____ % |
| _____ | _____ | _____ % |

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control – as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

**BUSINESS AND ANTICIPATED BUSINESS PLAN**

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

# GOODEGG GROWTH FUND III, LLC

## BUSINESS SUMMARY

GOODEGG GROWTH FUND III, LLC ("GGFIII") WILL BE A PASSIVE HOLDING COMPANY WHICH SHALL BE PURCHASING CLASS CF MEMBERSHIP INTEREST UNITS IN GOODEGG WEALTH FUND II, LLC, A WYOMING LIMITED LIABILITY COMPANY ("GWFII"). FOLLOWING IS A SUMMARY OF GWFII'S BUSINESS. COPIES OF GWFII'S ARTICLES OF ORGANIZATION AND OPERATING AGREEMENT (TOGETHER WITH AMENDMENTS THERETO) ARE ATTACHED AS PART OF THIS FORM C.

## SUMMARY OF GWFII'S BUSINESS

GWFII will focus on purchasing multifamily apartment communities located primarily in Arizona, Texas, North Carolina, South Carolina, and Florida, however GWFII reserves the right to invest in Properties located anywhere in the United States.

GWFII's Manager will seek to partner with other sponsors ("Co-Sponsors") who are experts in their market and co-invest with them in core, core plus, and value add properties where we see an opportunity to increase value through property enhancement, optimizing operations, and institutional quality asset management.

GWFII reserves the right to co-invest in Properties alongside other Co-Sponsors or alongside any other tenants in common owner.

GWFII's Manager may form or cause to be formed additional entities to sit between GWFII and any prospective joint venture that may be entered into with a Co-Sponsor, and between such joint venture and the special purpose entity that owns a Property and is the borrower on the loan associated therewith.

### Management's Discussion of Results from Operations

GWFII is a recently formed entity and has only recently started principal business operations.

## THE METHODOLOGY

GWFII intends to operate as a real estate investment fund with substantially all allocated capital being utilized for investments that will mature over a four-to-seven-year period. GWFII intends to raise capital from Prospective Investors for approximately one year and then execute its business strategy as follows:

### Property Acquisition Phase – Year One

GWFII's Manager anticipates that it will co-invest in approximately three properties within the first six months to a year of Company operations. GWFII's Manager anticipates the median cost to renovate and lease GWFII's portfolio to vary depending on the capital needs of the specific asset, but to be in the range of approximately $200,000 - $2,000,000 per Property. GWFII's Manager will be using operational principles developed from experience operating multifamily apartment communities and significant input from industry experts. GWFII's Manager has an extensive track record of acquiring and managing multifamily apartment communities.

GWFII's opportunities will be value-add acquisitions sourced through GWFII's Manager's and Co-Sponsors' professional real estate network in the target markets of Arizona, Texas, North Carolina, South Carolina, and Florida. The management team's approach to buying multifamily apartment communities, developed through focus on this asset class, seeks to acquire properties where equity and value is present at the time of acquisition, and is enhanced through the renovation, expansion, re-positioning, marketing, and management processes.

The CapEx budget and program management experience of GWFII's Manager and Co-Sponsor(s), with a focus on efficiency and cost control, is a critical part of this process, as that will allow GWFII to fully assess expected costs, time frames and other key performance indicators to maximize net profit and minimize risks related to unexpected expenses.

## Stabilization Phase – Years Two to Three

GWFII's Manager intends to hold and manage properties for a period of four to seven years, and sell as a portfolio to an institutional investor, as individual sales to commercial real estate buyers, or a combination of these two exit strategies.

## Capital Returns / Distributions – Beginning After Closing on First Acquisition

Beginning after the closing on GWFII's first acquisition and the first Property is in stabilized financial position, through a combination of Property sales, cash out refinancing, and excess cash flows, GWFII intends to begin returning capital to Members. GWFII's Manager will determine the appropriate time to begin the returns. See "*Plan of Distribution.*"

## Asset Liquidation / Divestment Phase – Beginning in Year Eight

Beginning in approximately years five to seven, GWFII's Manager intends to begin marketing the portfolio and divesting the Properties as either a portfolio or as individual multifamily apartment communities, but it reserves the right to sell any Property earlier if the economics make sense. In the event that the market is not favorable, or no buyer can be sourced, GWFII's Manager will continue actively managing GWFII and all Properties until it is determined that liquidation is in the best interest of the Members.

GWFII's Manager will take into consideration the tax laws and any changes that have occurred during the life of GWFII prior to liquidation. The decision-making process of GWFII's Manager will be outlined in the quarterly updates leading up to year eight so that all Investors can plan accordingly with personal tax advisors, and GGFIII's Manager will cause such reports to be distributed to GGFIII's members within a reasonable time after receipt of such reports by GGFIII from GWFII.

## OPERATIONS

### Asset Sourcing

GWFII's Manager and Co-Sponsor(s) have multiple operating partners spread across the target market area who live locally and have extensive knowledge of the markets, brokers, and assets. We rely on our local partners to source deals, provide initial underwriting and pricing guidance, after which time we perform our own initial due diligence on the asset and the deal to determine whether or not to move forward on it.

**Acquisition Criteria**

- Asset Class: Core, Core Plus, Value Add

- Property Type: Multifamily properties with 100+ units

- Acquisition Price: Up to $125,000,000

- Opportunity to increase cashflow and optimize property operations

- Projected Debt Terms: Acquisition price plus any necessary renovations less than 80% of fair market value

- Upside rent and valuation potential from asset enhancements and re-positioning

**Asset Acquisition – Due Diligence**

GWFII's Manager will complete a methodical evaluation of each asset targeted for potential acquisition. Each asset will be subject to the following general vetting process prior to acquisition and inclusion into GWFII's portfolio:

(a) A full market analysis is completed internally.

(b) A complete off-site due diligence process will be conducted prior to on-site inspections that will require third-party inspections. During this process GWFII's Manager's or the Co-Sponsor's team will receive a letter of zoning for the property to ascertain legal status; code enforcement will provide a written list of all violations currently on the property; the health department will provide a list of deficiencies with waste treatment and/or remediation as well as any other outstanding issues; utility providers will provide a list of deficiencies to maintain use of their services and process to convert to direct bill for the residents; law enforcement will advise of historical criminal activity and known criminals residing on the premises; and fire inspector will advise of violations that will need to be addressed. The financial health and prospect will be analyzed and underwritten. Our investment team will put together a five-year investment proforma that will guide our decision to execute on a given investment.

(c) Only after the off-site due diligence has been completed and deemed acceptable will GWFII's Manager and Co-Sponsor(s) begin the on-site inspection process. This process will include, but is not limited to environmental inspection, electrical system inspection to include pedestals, service boxes and wires; septic tank inspections to ensure viability and ensure service will continue for years to come without issue; plumbing inspection to ensure that the lines to and from the homes are in proper working order and condition; and where applicable tree removal and trimming services will note where homes will have trees or limbs removed from dangerous proximity.

(d) Once inspections are underway, GWFII's Manager and Co-Sponsor(s) will begin obtaining quotes from vendors necessary to conduct the turnaround process that makes up a large portion of our value-add strategy. This will typically include quotes from paving companies to either repair or resurface existing roads or add paved roads where the value can be recouped easily; installation of commercial solar streetlights; addition of new signage; addition of vinyl entry fencing; addition of privacy fencing or hedges to reduce road noise; addition of community gathering areas; and where possible playgrounds for children.

(e) GWFII and Co-Sponsor(s) will utilize standard real estate purchase and sale contracts (or those of the state in which each Property is located), or alternatively will utilize a real estate attorney licensed in the state in which the Property is located to draft and negotiate the purchase and sale agreement to mitigate any potential contract-related risks to GWFII.

## Closing and Settlement

GWFII's Manager and Co-Sponsor(s) will utilize specific protocols, and deploy the services of title, settlement, and property closing professionals, to ensure that the closing and purchase of Company properties is executed properly and legally.

(a) GWFII will also implement a general liability umbrella policy for each Property.

(b) A title policy and municipal lien search will be required and verified clear prior to closing.

(c) A property survey will be requested and completed when applicable.

## Making a Multifamily Apartment Community Suitable for the Rental Market

GWFII may acquire properties that require the completion of deferred maintenance and upgrade of systems and minor structural features. Further, GWFII expects to acquire properties that may require substantial renovation and repositioning. As such, all renovation and construction activities on Company assets will be completed following certain protocols:

(a) All renovation and construction work will be performed by experienced contractors that meet strict standards of quality and experience. GWFII's Manager and Co-Sponsor(s) will be tasked with the approval and oversight of all general contractors utilized by GWFII and has extensive relationships with local general contractors who have already agreed to work with GWFII. GWFII's Manager Co-Sponsors have established relationships with general contractors in the target markets.

(b) Property site inspection by GWFII's Manager, the Co-Sponsor(s), or their representative will be executed on a routine basis to ensure all repair work is progressing on schedule and on budget.

(c) Large capital projects will be focused on making the changes necessary to increase the value of a Property and allow for increased revenues through justified rent increases. These improvements will improve the overall quality of the Properties as well as the rental appeal while also demonstrating competence and reliability to lenders.

## Property Management

GWFII's Manager's leadership has experience managing numerous multifamily apartment communities across the United States and has a deep understanding of the special considerations for managing this asset class. GWFII's Manager will either directly, or through the use of an affiliated entity (the "Property Manager"), manage each asset in GWFII's portfolio. This approach is both cost effective and designed to optimize the performance of each asset in GWFII's portfolio through thoughtful tenant selection, disciplined expense controls, and effective use of property management technology.

Additionally, this relationship will provide GWFII's Manager with immediate access to financial data and qualitative information about every asset in GWFII's portfolio. GWFII's Manager will also be able to customize its data for analysis and reporting to Company investors, improving the accuracy of record keeping and improving its ability to project and control expenses.

GWFII's Manager's approach to property management prioritizes property value, accurate reporting, tenant satisfaction, and strong financial controls. Because of the past experience of GWFII's Manager's leadership team, GWFII's property management will be handled with attention to each Property, as well as customized operating procedures that will facilitate the application of high standards to cost control, lease administration, and accounting.

The goal of GWFII's Property Manager is to maximize the value of GWFII's real estate assets. To do this, GWFII's Property Manager uses various state of the art property management tools, many of these are SaaS products that drastically reduce the time and expense involved with leasing, inspections, rent collection, security, tenant communications, and maintenance.

The real estate principles employed by GWFII's Property Manager, combined with property management technology, allows GWFII's Property Manager to manage property at costs significantly lower than third-party managers, enhance the value of each asset in GWFII's portfolio, and effectively communicate critical financial and non-financial information with GWFII's Manager.

**Maintenance Management**

GWFII's Property Manager may employ a local "Maintenance Manager" to respond to service calls and conduct move-in and move-out inspections. This person may also be utilized to assist with pre-purchase inspections on Company acquisition targets.

The Maintenance Manager, if utilized, will be responsible for coordinating the response to service calls, conducting move-in and move-out inspections, on the spot inspections and maintenance as necessary. By keeping this maintenance and inspection function in house, GWFII's Property Manager ensures consistency in service across GWFII's portfolio, a clear understanding of standards of maintenance and repairs, effective maintenance expense controls, and a high level of communication with GWFII's Manager.

In addition to specific tasks that may be assigned, the Maintenance Manager will be responsible for:

- Response to tenant requests
- Management of third-party contractors or vendors
- In depth knowledge of all mechanical systems
- Resource for prospective new tenant questions about the property
- Move-in and move-out inspections

**Property Leasing Team**

GWFII's Property Manager may employ a leasing team to ensure timely showing of homes at each property. The "Property Leasing Team" will also conduct lease administration and property accounting in accordance with best practices that GWFII's Manager's leadership developed over the years. These lease administration and property accounting duties include billing, collections, vendor management, and internal financial controls to ensure consistency and accuracy.

In addition to specific tasks that may be assigned, the Property Leasing Team is responsible for:

- Marketing and leasing all assets in GWFII's portfolio

- Compliance with lease documentation and record keeping policies
- Rent roll administration
- Effective communication of lease terms to tenants
- Vendor / contractor insurance compliance
- Tenant insurance compliance
- Billing
- Budgeting
- Variance analysis

### Asset Re-Positioning and Marketing

Once any renovations and/or expansions of a Property are complete, GWFII will proceed with re-positioning the asset and marketing the asset to potential rental consumers. GWFII expects that many of the properties acquired will not be in a physical condition or managed such that the asset is attractive to a rental consumer willing to pay an increased rental rate. In part, much of the re-positioning process occurs with the modernization of the property and the inclusion of aesthetic features that will appeal to the core target rental audience in the selected markets. GWFII's Manager and Co-Sponsor(s) have extensive experience in rehabilitating and infilling properties such that they have significant rental appeal to multifamily apartment communities' tenants. This increase in appeal allows for increased rental rates, higher expected net operating income, and equity accretion.

Oversight of the re-branding and marketing of Company real estate assets will be the primary responsibility of GWFII's Property Manager. The marketing process involves networking with local multifamily apartment communities' owners and/or managers, online advertising, and technology enabled tools to facilitate the safe previewing of units to potential customers.

### Disposition of Assets

GWFII intends to use the services of a commercial real estate broker company to list and market GWFII properties for sale. GWFII may also engage in direct sales of assets without use of a real estate broker on certain transactions. Direct sale transactions will be reviewed, and contracts drafted by GWFII real estate attorney.

Proceeds from the sale of Properties will be distributed to the Members of GWFII as outlined in this Memorandum and GWFII's Operating Agreement (See "**Section X, Plan of Distribution**," and "**Exhibit A, Operating Agreement**").

### Subsequent Capital Contributions

Members will not be required to make subsequent Capital Contributions in excess of their Committed Capital Contribution as stated on their Subscription Agreement. If additional capital is required, GWFII's Manager may solicit additional capital contributions from Members, but these will be voluntary, *provided however*, that if a Member does not contribute additional capital, their ownership percentage will be diluted accordingly.

### Valuations

GWFII will provide annual reports to the Members (including GGFIII) setting forth a valuation summary for GWFII assets. GWFII's Manager will work with GWFII's administrator to produce accurate and reliable valuation methodology. GGFIII's Manager will cause such reports to be distributed to GGFIII's members within a reasonable time after receipt of such reports by GGFIII from GWFII.

**Company Termination**

GWFII's Manager may terminate GWFII prior to the expiration of the term without the approval of the Members if GWFII's Manager believes there is an opportunistic exit opportunity. The planned term of GWFII is five to seven years from the start of principal Company activities subject to extension to up to two successive one-year periods at the discretion of GWFII's Manager in order to allow for an orderly liquidation of GWFII's assets.

**Company Investment Limitations**

GWFII shall engage in the acquisition of or investment into multifamily apartment communities with the following underwriting limitations, and subject to the vetting and underwriting processes described in this Memorandum:

(i) no more than $25,000,000 may be invested in a single Property;

(ii) no more than 50% of aggregate Capital Contributions may be invested in a single Property; unless the Property is a portfolio of multifamily apartment communities.

**DESCRIPTION OF GWFII'S CAPITAL STRUCTURE**

GWFII has issued and outstanding Class A, Class B, Class CF, Class C, Class D, and Class E Units.

The Units represent membership interests in GWFII and entitle the holder thereof to limited voting rights as set forth in GWFII Operating Agreement, as well as distributions of Net Distributable Cash. Prospective Investors who purchase Units from GWFII and are accepted by GWFII's Manager will become Members in GWFII. See "**Summary of GWFII Operating Agreement**."

Class A Members enjoy a Preferred Return of 9%; Class B and Class CF Members enjoy a Preferred Return of 7%, Class C Members enjoy a Preferred Return of 8%; Class D Members enjoy a Preferred Return of 9%, and Class E Members enjoy a Preferred Return of 10%, in all cases per annum non-compounded until each Member has achieved a Capital Return. Any distributable cash available after making the Preferred Returns will be distributed (at GWFII's Manager's discretion) to the Members as more specifically set forth in "**Plan of Distribution**."

**THE COMPANY, AS THE HOLDER OF CLASS CF MEMBERSHIP INTEREST UNITS IN GWFII, SHALL ENJOY THE SAME RIGHTS AS GWFII'S CLASS B MEMBERS; I.E., A PREFERRED RETURN OF 7%, AS WELL AS THE RIGHT TO SHARE IN ANY DISTRIBUTABLE CASH WHICH IS DISTRIBUTED AT GWFII'S MANAGER'S DISCRETION PURSUANT TO THE PLAN OF DISTRIBUTION.**

**Restrictions on Transferability**

There are substantial restrictions on the transferability of the Units contained in the

Operating Agreement and imposed by state and federal securities laws. The Units offered by this Memorandum have not been registered under the Act or with the securities regulatory authority of any state. The Units may not be resold unless they are registered under the Act and registered or qualified under applicable state securities laws or unless exemptions from such registration and qualification are available.

**SUMMARY OF GWFII OPERATING AGREEMENT**

The following summary of GWFII's Operating Agreement does not purport to be comprehensive and is qualified in its entirety by reference to the full text thereof. Each prospective investor in the Units should review the entire GWFII Operating Agreement before executing a Subscription Agreement for the Units. (All capitalized terms in this section not otherwise defined in this Form C are as defined in GWFII Operating Agreement.)

*Management*. The initial Manager of GWFII shall be Goodegg Investments, LLC. GWFII's Manager may only be removed for cause. GWFII's Manager may resign at any time. GWFII's Manager may appoint additional Managers. In the case that no Manager is serving, vacancies for GWFII's Manager shall be filled by a majority vote of the Members. The Operating Agreement waives all fiduciary duties that would otherwise be implied by applicable law. GWFII's Manager has the sole discretion to approve any joint venture or tenancy in common arrangement in acquiring any Property, including any fees to be paid to another Person in connection therewith. GWFII's Manager shall have no personal liability for the return of any Member's capital contributions. GWFII's Manager has broad powers under the Operating Agreement to manage GWFII, execute contracts, borrow money, purchase insurance, distribute money, and generally conduct the affairs of GWFII. The Members waive any claims against GWFII's Manager for engaging in transactions or activities which may involve a conflict of interest.

*Manager Indemnification*. GWFII shall indemnify and exculpate GWFII's Manager for actions taken in its capacity as Manager so long as such actions are taken in good faith and unless such actions constitute fraud, gross negligence or willful misconduct. The sole duty of any Manager shall be that of good faith and fair dealing.

*Additional Capital Requirements*. If GWFII's Manager determines additional capital is required by GWFII, GWFII's Manager may secure capital in any of the following ways:

(a) Internal Debt. GWFII's Manager may enter into debt financing agreements with current Company Members, at terms that are agreeable in the sole discretion of GWFII's Manager;

(b) External Debt. GWFII's Manager may secure debt financing from non-members of financial institutions, at terms that are agreeable in the sole discretion of Manager;

(c) Internal Equity. GWFII's Manager may issue additional Units to current Members, comprised of Class A, Class B, Class C, Class CF, Class D, or Class E Units, or may issue a Unit from a new Class of Units; and

(d) External Equity. GWFII's Manager may issue additional Units to new members, comprised of Class A, Class B, Class CF, Class C, Class D, or Class E Units, or may issue a Unit from a new class of units;

***Allocations of Profit and Loss***. GWFII shall allocate profits and losses of GWFII to the Members as if GWFII completely liquidated at the time of such allocation.

***Transfer Restrictions***. The GWFII Units are not registered with the Securities & Exchange Commission or with the securities regulators of any state and thus cannot be transferred without an effective registration or a valid exemption from registration. A Member including GGFIII) may sell, exchange, encumber, transfer or otherwise assign, whether during his or her lifetime or through the laws of intestacy or inheritance, in whole or in part, his or her Units. GWFII reserves the right to purchase Units from Members, at agreed upon terms, at any time. In addition, GWFII and the other Members have a right of first option prior to any sale to a third party. The purchase price for such Units will be determined by an independent third-party appraiser. Persons who acquire Units by transfer or by other means may or may not be admitted as Members and, if not, shall hold their Units as Participation Interest holders.

***Preparation for Sale of Property; Prospective Sale of Property***. GWFII's Manager reserves the right, in its sole discretion, to determine the terms of any prospective sale, or other disposition of the Properties or any Company assets.

***No Right to Participate in Management***. Except as expressly provided in the Operating Agreement, no Member shall have a right to participate in the management and operation of GWFII's business and investment activities.

### SUMMARY OF GGFIII'S OPERATING AGREEMENT

The following summary of GGFIII's Operating Agreement does not purport to be comprehensive and is qualified in its entirety by reference to the full text thereof. Each prospective investor in the Units should review the entire Operating Agreement and Memorandum before executing a Subscription Agreement for the Units. (All capitalized terms in this section not otherwise defined in the GGFIII Operating Agreement.)

***Management***. The initial Manager of GGFIII shall be Goodegg Investments, LLC. GGFIII's Manager may only be removed for cause. GGFIII's Manager may resign at any time. GGFIII's Manager may appoint additional Managers. In the case that no Manager is serving, vacancies for GGFIII's Manager shall be filled by a majority vote of the Members. The Operating Agreement waives all fiduciary duties that would otherwise be implied by applicable law. GGFIII's Manager shall have no personal liability for the return of any Member's capital contributions. GGFIII's Manager has broad powers under the Operating Agreement to manage GGFIII, execute contracts, borrow money, purchase insurance, distribute money, and generally conduct the affairs of GGFIII. The Members waive any claims against GGFIII's Manager for engaging in transactions or activities which may involve a conflict of interest.

***Manager Indemnification***. GGFIII shall indemnify and exculpate GGFIII's Manager for actions taken in its capacity as Manager so long as such actions are taken in good faith and unless such actions constitute fraud, gross negligence or willful misconduct. The sole duty of any Manager shall be that of good faith and fair dealing.

***Additional Capital Requirements***. If GGFIII's Manager determines additional capital is required by the Company, GGFIII's Manager may secure capital in any of the following ways:

(a) Internal Debt. GGFIII's Manager may enter into debt financing agreements with current GGFIII Members, at terms that are agreeable in the sole discretion of GGFIII's Manager;

(b) External Debt. GGFIII's Manager may secure debt financing from non-members of financial institutions, at terms that are agreeable in the sole discretion of GGFIII's Manager;

(c) Internal Equity. GGFIII's Manager may issue additional Units to current Members, or may issue Units from a new Class of Units; and

(d) External Equity. GGFIII's Manager may issue additional Units to new members, or may issue a Unit from a new class of units;

***Allocations of Profit and Loss***. GGFIII shall allocate profits and losses of GGFIII to the Members as if GGFIII completely liquidated at the time of such allocation.

***Transfer Restrictions***. GGFIII's Units are not registered with the Securities & Exchange Commission or with the securities regulators of any state and thus cannot be transferred without an effective registration or a valid exemption from registration. A Member may sell, exchange, encumber, transfer or otherwise assign, whether during his or her lifetime or through the laws of intestacy or inheritance, in whole or in part, his or her Units. GGFIII reserves the right to purchase Units from Members, at agreed upon terms, at any time. In addition, GGFIII and the other Members have a right of first option prior to any sale to a third party. The purchase price for such Units will be determined by an independent third-party appraiser. Persons who acquire Units by transfer or by other means may or may not be admitted as Members and, if not, shall hold their Units as Participation Interest holders.

***Preparation for Sale of Property; Prospective Sale of Property***. GGFIII's Manager reserves the right, in its sole discretion, to determine the terms of any prospective sale, or other disposition of the Properties or any GGFIII assets.

***No Right to Participate in Management***. Except as expressly provided in GGFIII's Operating Agreement, no Member shall have a right to participate in the management and operation of GGFIII's business and investment activities.

# GWFII'S PLAN OF DISTRIBUTION

**Distributions**

The amount of any distribution of Net Distributable Cash (defined for the purposes herein with respect to any fiscal year as the excess of all revenues derived by GWFII with respect to such period over all expenses incurred by GWFII with respect to such period, less amounts reserved to cover its reasonable business needs and any fees paid to GWFII's Manager) shall be determined by GWFII's Manager in its sole discretion. In the event GWFII's Manager determines Net Distributable Cash will be distributed, it will be distributed to Members no later than 30 days after the close of the quarter.

All distributions are restricted in that GWFII will not distribute cash unless that cash is available after paying other Company obligations.

    (i)   Net Distributable Cash shall be distributed quarterly on the following basis:

        a.  First, to Class A Members, a 9% Preferred Return,

        b.  Second, *pari passu* to Class B Members, a 7% Preferred Return, to Class C Members, an 8% Preferred Return, to Class D Members, a 9% Preferred Return, to Class E Members, a 10% Preferred Return, and to Class CF Members, a 7% Preferred Return, in each case in proportion to each Member's respective Preferred Return Balances until each such Member's Preferred Return Balance is reduced to zero;

        c.  Second, to the Class F Member, an amount equal to x% of the total amount distributed in subsection (a) and (b) above, including the amount distributed in this subsection (c), where "x" is 1, minus the weighted average of the percentage splits to the Class B, C, D, E and CF Members shown below in subsection (e), based on the amount of each type of Unit actually sold at the close of the Offering. See Exhibit B to GWFII Operating Agreement for examples of how "x" is calculated.

        d.  Third, to Class A, B, C, D, E and CF Members until each such Member has received distributions in an amount sufficient to achieve its Capital Return;

        e.  Fourth, and only up to an Internal Rate of Return ("IRR") equal to 13.0%, (i) 70% to the Class B Members and 30% to the Class F Members where the dollar amount to be distributed is based on the weighted pro rata percentage of Class B ownership in GWFII, respectively (e.g. if $100,000 was the weighted pro rata amount, then $70,000 to Class B and $30,000 to Class F), (ii) 70% to the Class CF Members and 30% to the Class F Members where the dollar amount to be distributed is based on the weighted pro rata percentage of Class CF ownership in GWFII, respectively (e.g. if $100,000 was the weighted pro rata amount, then $70,000 to Class CF and $30,000 to Class F); (iii) 75% to the Class C Members and 25% to the Class F Members where the dollar amount to be distributed is based on the weighted pro rata percentage of Class C ownership in GWFII (e.g. if $100,000 was the weighted pro rata amount, then $75,000 to Class C and $25,000 to Class F), (iv) 80% to the Class D Members and 20% to the Class F

Members where the dollar amount to be distributed is based on the weighted pro rata percentage of Class D ownership in GWFII (e.g. if $100,000 was the weighted pro rata amount, then $80,000 to Class D and $20,000 to Class F, and (v) 80% to the Class E Members and 20% to the Class F Members where the dollar amount to be distributed is based on the weighted pro rata percentage of Class E ownership in GWFII (e.g. if $100,000 was the weighted pro rata amount, then $80,000 to Class E and $20,000 to Class F), in each case in proportion to each Member's respective percentage ownership interest.

f.  Thereafter, and for all dollars above a 13.0% IRR, 50% to Class B, C, D, E and CF members and 50% to Class F Members where the dollar amount to be distributed is based on the weighted pro rata percentage of ownership in GWFII in each case in proportion to each member's respective percentage ownership interest.

Returns will only accrue from the closing date of the purchase of the first Property until the closing date of the sale or refinancing of a Property that achieves a Capital Return for Members, subject to the limitations set forth in the below definition of "Preferred Return."

In the event any bonus depreciation is allocated to the Members, it shall only be allocated (at GWFII's Manager's discretion) to the Class B, C, D, E, F and CF Members.

**Definitions for Distributions**

"Capital Contributions" means those sums and other property contributed by the Members pursuant to the Operating Agreement including, without limitation, Initial Capital Contributions, subsequent Capital Contributions, and Additional Capital Contributions (together, the "Total Capital Contribution"), if any; a Member's Total Capital Contribution is that portion of the Capital Contributions contributed by an individual Member.

"Capital Return" means the payment to the Class A, B, C, D, E and CF Members of aggregate distributions, whether out of Net Cash Proceeds, or distributions upon refinance or dissolution equal to their aggregate unreturned Net Capital Contributions.

"Cash Transaction" means any transaction which results in GWFII's receipt of cash or other consideration other than Capital Contributions, including, without limitation, proceeds of sales or exchanges or other dispositions of property not in the ordinary course of business, initial financing of the acquisition of the Property, condemnations, recoveries of damage awards, and insurance proceeds which, in accordance with generally accepted accounting principles, are considered capital in nature, but expressly excluding refinancing.

"Net Capital Contributions" shall mean the Total Capital Contribution made by a Class A, B, C, D, E or CF Member to GWFII, as reduced by the amount of distributions made by GWFII to such member from Net Cash Proceeds and Net Distributable Cash, but excluding distributions of the Preferred Return.

"Net Cash Proceeds" are the proceeds received by GWFII in connection with a Cash Transaction after the payment of costs and expenses incurred by GWFII in connection with such Cash Transaction, including brokers' commissions, loan fees, loan payments, other closing costs, and the cost of any alteration, improvement, restoration, or repair of GWFII property including the Property necessitated by or incurred in connection with such Cash Transaction.

"Preferred Return" means, (i) as to each Class A Member, a sum equal to 9%; (ii) as to each Class B Member and each Class CF Member, a sum equal to 7%; (iii) as to each Class C Member, a sum equal to 8%; (iv) as to each Class D Member, a sum equal to 9%, and (v) as to each Class E Member, a sum equal to 10%, in each case per annum non-compounded times the amount of the Net Capital Contributions of such Member calculated quarterly. The quarterly calculation to begin on the first day of the month following the completion of the first quarter after the purchase of the first Property, to be paid to the extent that (i) GWFII has sufficient Net Distributable Cash to pay such Preferred Return, and (ii) GWFII's Manager elects, in its sole discretion, to make such payment or defer such payment to a later date. The Preferred Return is retired as to each Member once he, she, or it achieves a Capital Return. Distributions of the Preferred Return do not reduce a Member's Capital Account. Any funds received in a Capital Call that are not deployed in the purchase of a Property ("Non-Deployed Funds") shall not accrue the Preferred Return, but rather, shall bear interest at a rate of 2% per annum non-compounding, accruing from the date of when funds are deployed ("Deployed Funds") from such Capital Call until such time as GWFII deploys the Non-Deployed Funds into a subsequent Property.

"Preferred Return Balance" means amounts owed under the Preferred Return, including amounts accrued but not distributed.

**Tax Distributions**

In addition to the above distributions, if funds are available, GWFII's Manager may make a distribution to Members in amounts intended to cover their tax obligations for any taxable gains not previously distributed during a calendar year in cash as further described in the Operating Agreement.

GWFII shall endeavor provide Schedule K-1s to Members no later than March 31st following the taxable year, but it is likely Members will need to file an extension on their tax returns.

*No assurance can be given, and none is, that sufficient Net Distributable Cash of GWFII will be generated such that the Members will actually receive a distribution of any amount during the term of GWFII.*

## I. GWFII MANAGER COMPENSATION AND CONFLICTS OF INTEREST

Various conflicts of interest will arise out of the relationship between GWFII and GWFII's Manager and its respective affiliates. GWFII's Manager will have sole control over GWFII's organization and operations and will resolve conflicts of interest through the exercise of its judgment.

**Receipt of Fees and Other Compensation by GWFII's Manager and its Respective Affiliates**

GWFII will pay substantial fees to GWFII's Manager and its respective affiliates in connection with its services. Further, GWFII must reimburse GWFII's Manager and its respective affiliates for costs incurred by them in managing GWFII and its portfolio of real estate-related debt and debt-like instruments and other investments. In addition to management and other fees, GWFII's Manager will also be entitled to distributions as holders of Class F Units.

Subject to GWFII operating agreement, GWFII's Manager has sole discretion with respect to the terms and timing of GWFII's investments, although it is anticipated that those investments will be consistent with GWFII's investment objectives and strategy. The agreements and arrangements, including those relating to compensation, between GWFII and GWFII's Manager are not the result of arm's-length negotiations and may create conflicts between the interests of GWFII's Manager, and its respective affiliates, on the one hand, and GWFII and its Members on the other hand.

GWFII's Manager intends to charge certain fees at GWFII level in addition to fees related to the acquisition of each Property. For instance, related to the acquisition of the Property shown on the table in Section VI, GWFII's Managers and Co-Sponsors shall be paid an Acquisition Fee equal to 2% of the total Acquisition Price and a Guarantor Fee equal to 1% of the total loan amount. At GWFII level, GWFII's Manager shall be paid a Disposition Fee upon sale of any Property equal to 1% of the proceeds returned to GWFII upon the sale or any Property, a Sponsor Fee equal to $150,000 paid at acquisition of a Property, and a $50,000 yearly Administrative Fee. GWFII's Manager intends to charge the same or similar fees on subsequent Properties, though GWFII's Manager has the discretion to vary any fee depending on what is required on any specific Property and may charge additional fees not described here in GWFII's Manager's sole discretion. In addition to these, GWFII's Manager shall be paid certain fees for the overall management of GWFII, apart from the acquisition and management of each Property.

**GWFII's Manager its Affiliates May Compete with GWFII**

GWFII's Manager and its respective affiliates may engage in acquisitions of multifamily apartment communities on their own behalf or on behalf of other entities. In the future, GWFII's Manager and its respective affiliates may also sponsor other real estate and real estate-related investment programs with similar investment objectives and reinvestment policies. GWFII's Manager and its respective affiliates have, and in the future may have, legal and financial obligations with respect to its other programs that are similar to GWFII's Manager's obligations to GWFII. Competition for investments among the real estate-related investment programs sponsored by GWFII's Manager and its respective affiliates will create a conflict of interest.

**Related Party Transactions**

Related party transactions are those where GWFII, or GWFII's Manager on GWFII's behalf, transacts with affiliated companies such as (i) acquiring any multifamily apartment communities or any other asset from, or selling any multifamily apartment communities or any other asset to, a party affiliated with GWFII or (ii) entering into a joint venture arrangement with an affiliated party in connection with the acquisition or sale of a multifamily apartment communities.

**GWFII Will Rely on GWFII's Manager to Manage GWFII's Operations**

GWFII will not have any independent employees, officers, or directors and will rely solely on the management teams of GWFII's Manager to manage GWFII and its operations. Under GWFII Operating Agreement, GWFII's Manager is required to devote to GWFII's affairs only that time as is necessary, in their judgment, for the proper performance of their duties under GWFII Operating Agreement. GWFII's Manager has engaged, and may continue to engage, in other business activities and may not devote its full time to the performance of duties related to GWFII's business. Therefore, conflicts may arise in the allocation of the time of GWFII's Manager between GWFII's activities and other activities in which they are involved.

**Receipt of Compensation by Affiliates**

Certain of the payments to GWFII's Manager have not been determined through arm's-length negotiations, and are payable regardless of GWFII's profitability.

**Loans Involving Affiliates**

Pursuant to GWFII Operating Agreement, GWFII is prohibited from making loans to its affiliates and affiliates of GWFII's Manager, except as set forth above in "Related Party Transactions." GWFII will not make any loans to GWFII's Manager or any of its respective affiliates.

Under GWFII Operating Agreement, GWFII's Manager may, but will have no obligation to, make loans to GWFII to acquire assets or to pay GWFII's operating expenses. Any such loans would not be the result of arm's-length negotiations and could create conflicts between the interests of GWFII's Manager and its affiliates on the one hand and GWFII and its Members on the other hand.

**The Resolution of Conflicts Will Be Undertaken by Employees of GWFII's Manager and its Respective Affiliates**

In the event of a conflict between GWFII, on the one hand, and any of GWFII's Manager or its respective affiliates, on the other hand, the conflict will be resolved by GWFII's Manager. Although GWFII's Manager has certain duties and responsibilities to GWFII and to its Members, a conflict of interest relating to the resolution of conflicts between GWFII and GWFII's Manager or its respective affiliates does exist.

**No Independent Counsel**

GWFII's counsel and GWFII's Manager's counsel in connection with this Offering is the same, and it is anticipated that such multiple representation will continue in the future. As a result, conflicts may arise in the future and if those conflicts cannot be resolved or the consent of the respective parties obtained to the continuation to the multiple representations after full disclosure of any such conflict, said counsel will withdraw from representing one or more of the conflicting interests with respect to the specific matter involved. Each subscriber acknowledges and agrees that counsel representing GWFII, GWFII's Manager, and their respective affiliates does not represent and shall not be deemed under the applicable codes of professional responsibility to have represented or to be representing any or all of the Members in any respect. Additionally, each Member consents to GWFII hiring counsel that is also counsel for GWFII's Manager and its respective affiliates. Subscribers seeking legal advice should retain their own counsel and conduct any due diligence they deem appropriate to verify the accuracy of the representations or information set forth in this Memorandum.

# RISK FACTORS

**A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Ex- change Commission has not made an independent determination that these securities are exempt from registration.**

8. Discuss the material factors that make an investment in the issuer speculative or risky:

**RISK FACTORS**

*The purchase of the Units involves a number of risk factors, each of which should be considered a substantial risk. Each Prospective Investor should consider carefully, among other risks, the following risk factors as well as all of the other information included in this Memorandum before investing in the Unit and should consult with his/her own legal, tax and financial advisors with respect thereto. Any of these risks could materially and adversely affect our business, financial condition, and results of operations, which in turn might cause you to lose all or part of your investment.*

**Risks Relating to the Underlying Business of Goodegg Wealth Fund II, LLC**

*The Property is subject to risks relating to its local real estate market.* The Company shall invest all of the proceeds from this offering to purchase Class CF membership interest units in Goodegg Wealth Fund II, LLC, which in turn owns several real properties (collectively the "Property"). Weakness or declines in the local economy and real estate market could cause vacancy rates at the Property to increase and could adversely affect the Company's ability to make distributions to its Members. The factors which could affect economic conditions in the market generally includes business layoffs, industry slowdowns, relocations of businesses, changing demographics, infrastructure quality and any oversupply of or reduced demand for real estate. Declines in the condition of the market could diminish the value of a Member's investment.

*Leases for the Property generally have short terms, and the Property Manager may be unable to renew leases or re-let units as leases expire.* Most of the existing leases for the apartment units at the Property have lease terms of 12 months. Consequently, the Property's performance may in large measure depend upon the effectiveness of the Property Manager's marketing efforts to attract replacement tenants and to maintain the occupancy rate for the Property, which may require significant time and money. If tenants decide not to renew their leases upon expiration or decide to terminate their leases, the Property Manager may not be able to re-let their units. Even if the tenants do renew or their units are re-let, the terms of renewal or re-leasing may be less favorable than current lease terms. If the Property Manager cannot promptly renew the leases or re-let the units, or if the rental rates upon renewal or re-leasing are significantly lower than expected rates, then the Property's financial operations and condition will be adversely affected and this, in turn, may adversely affect the Property's cash flow.

*Changes in laws could adversely affect the Property.* Various Federal, state, and local regulations affect the Property, such as fire and safety requirements, environmental regulations, the Americans with Disabilities Act of 1990, nondiscrimination and equal housing laws, land use restrictions and taxes. If the Property does not comply with these requirements, the Company may incur governmental fines or private damage awards. New, or amendments to existing, laws, rules, regulations, or ordinances could require significant unanticipated expenditures or impose restrictions on the operation, redevelopment or sale of the Property. Such laws, rules, regulations, or ordinances may adversely affect the ability of the Company to operate or sell the Property.

*The Company is subject to all risks of attributable to investments in real estate.* The Company will be investing in Goodegg Wealth Fund II, LLC, which in turn will be investing in properties that are subject to all risks inherent in such a business. In general, a downturn in the national or local economy, changes in zoning or tax laws, or the availability of financing could affect the performance and value of the Property. Also, because real estate is relatively illiquid, Goodegg Wealth Fund II, LLC may not be able to respond promptly to adverse economic or other conditions by disposing of its real estate holdings. Other risks include local market conditions, changes in economic conditions or interest rates, the unavailability or increased costs of financing, changes in real estate expenses, changes in governmental rules and policies (such as zoning), condemnation, casualty, acts of God, competition, the unavailability of funds to meet utility and maintenance costs, insurance costs and real estate taxes, liability under environmental or other laws and other factors which are beyond the control of Goodegg Wealth Fund II, LLC. The Property acquired by Goodegg Wealth Fund II, LLC may not perform to Goodegg Wealth Fund II, LLC's expectations, may not appreciate in value, may depreciate in value, and/or may not ever be sold at a profit. The marketability and value of the Property will depend upon many factors beyond Goodegg Wealth Fund II, LLC's and the Company's control.  These risks may in turn have an adverse impact on Goodegg Wealth Fund II, LLC's ability to pay distributions to its members, including not limited to the Company.

*The ongoing COVID-19 pandemic and measures intended to prevent its spread could have a material adverse effect on our business, results of operations, cash flows and financial condition.* The impact of the COVID-19 pandemic and measures to prevent its spread could, and likely will negatively impact our businesses in a number of ways. As real estate operators have responded to the ongoing pandemic, operating costs have risen. If this trend continues, Goodegg Wealth Fund II, LLC's operating results could be adversely affected. Its rental revenue and operating results also depend significantly on the occupancy levels at its properties.

Tenants that experience deteriorating financial conditions as a result of the COVID-19 pandemic may be unwilling or unable to pay rent in full on a timely basis. In some cases, Goodegg Wealth Fund II, LLC may have to restructure tenants' long-term rent obligations and may not be able to do so on terms that are as favorable to it as those currently in place. Numerous state, local, federal and industry-initiated efforts may also affect landlords' ability to collect rent or enforce remedies for the failure to pay rent. Some of Goodegg Wealth Fund II, LLC's tenants, managers and operators may incur significant costs or losses responding to the COVID-19 pandemic, lose business due to any interruption in the operations of its properties, or incur other liabilities related to mask mandates, shelter-in-place orders, quarantines, infection or other related factors.

The COVID-19 pandemic has also caused, and is likely to continue to cause, severe economic, market and other disruptions worldwide. We cannot assure you that conditions in the bank lending, capital, and other financial markets will not continue to deteriorate as a result of the pandemic, or that our access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings, renewals or refinancings. In addition, the deterioration of global economic conditions as a result of the pandemic may ultimately decrease occupancy levels and pricing across Goodegg Wealth Fund II, LLC's portfolio as tenants reduce or defer their spending.

*Variable development costs may affect anticipated project costs and overall value of the*

*Property*. As we have seen in the past five years, development and construction costs are not stagnant and have been extremely variable. Additionally, construction material costs are at record highs. It is possible that construction costs could continue to increase or remain inflated, causing a decrease in value of the Property or requiring additional funding. We have underwritten infrastructure costs using current pricing and included traditional contingencies. We believe in the near term, the COVID-19 pandemic could increase construction costs because of decreased commodity availability and the decreased availability of labor.

*Rising interest rates may inhibit the Company's ability to make distributions to Members.* Interest rates are projected to continue to rise for at least the next two years. If this is the case, this may limit Goodegg Wealth Fund II, LLC's ability to obtain favorable refinance terms if it chooses to do so and the debt service on such a loan may be higher than anticipated in the current underwriting model, which may reduce the amount of cash available to distribute to Members on an ongoing basis, including but not limited to the Company.

*The ongoing crisis in the Ukraine may have unforeseen effects on the global, national, and local economy.* Russia's invasion of Ukraine and the ongoing situation there is projected to have global economic effects, such as increased oil prices, a severely deflated stock market, inability to obtain certain rare earth materials and fertilizer of which Russia is a major exporter, disruptions caused by Russia interference in U.S. infrastructure, social media campaigns, among other foreseen and unforeseen impacts. While U.S. real estate may still be a strong investment, it is impossible to know the full ripple effects a land war with Russia may produce.

*Goodegg Wealth Fund II, LLC's Manager will be co-investing in Properties with other Co-Sponsors.* Goodegg Wealth Fund II, LLC's Manager will likely be co-investing in the Properties with other Co-Sponsors whom the Manager has vetted and with whom the Manager has a prior professional working relationship. The Manager will rely on the Co-Sponsors to source the Properties, conduct due diligence, negotiate the purchase and sale agreement, negotiate the loan agreement, and manage the overall asset. The Manager will also participate in these activities, but primarily through providing oversight. The Manager feels strongly about its selection of Co-Sponsors and has an extensive vetting process for them, but if any of the Co-Sponsors were to fail to effectively carry out their assigned duties, the Property for which they are responsible could fail to perform to the Manager's expectations, and thus returns to Members, including but not limited to the Company, could be diminished. Further, if any of the Co-Sponsors were to commit fraud or any illegal act, this could negatively impact Goodegg Wealth Fund II, LLC  and the Company.

*The Co-Sponsors may raise capital to co-invest in the Properties.* The Co-Sponsors may, and most likely will raise capital through a Regulation D private equity offering to provide the necessary capital to co-invest in the Properties. If a Co-Sponsor is unable to raise their portion of the capital required, the Company may be unable to obtain a particular Property, or it may provide the remainder of the required capital, which could result in less capital available to purchase future Properties. Further, if any Co-Sponsor violates any provision of the Securities Act, whether inadvertently or otherwise, in raising its capital, this would result in that Co-Sponsor having to unwind its offering and give all its investors their money back, which would place the Company in the position of either having to liquidate a Property sooner than anticipated or buying out the Co-Sponsor, which would limit the Company's ability to diversify.

*Property tax increases*. Real property is at all times subject to property tax increases, particularly at the time of a purchase and increase in the County Assessor's valuation. A significant property tax increase in the Property may affect Goodegg Wealth Fund II, LLC's ability to meet projections.

*Real property may be subject to eminent domain proceedings*. Real property is at all times subject to eminent domain legal doctrine. City, County, State and Federal policies may spur eminent domain proceedings to secure the Property.

*The Company's success is subject to the fluctuations of the real estate market*. The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond the Company's control.

*Goodegg Wealth Fund II, LLC will be subject to the risk of liability and casualty loss as the owner of the Property*. Goodegg Wealth Fund II, LLC expects to maintain insurance against certain liabilities and losses on the Property, but the insurance obtained may not cover all amounts or types of liability and loss. There is no assurance that any liability or loss that may occur will be insured or that, if insured, the insurance proceeds will be sufficient to cover the liability or loss. There are certain categories of risk of loss that may be or may become uninsurable or not economically insurable, such as earthquakes, floods and hazardous waste.

*Environmental liabilities are possible and can be costly*. Federal, state, and local laws impose liability on a landowner for releases or the otherwise improper presence on the premises of hazardous substances. This liability is without regard to fault for, or knowledge of, the presence of such substances. A property owner may be held liable for hazardous materials brought onto the property before it acquired title and for hazardous materials that are not discovered until after it sells the property. Similar liability may occur under applicable state law. If any hazardous materials are found within the Property in violation of law at any time, Goodegg Wealth Fund II, LLC may be liable for all cleanup costs, fines, penalties, and other costs. This potential liability could continue after Goodegg Wealth Fund II, LLC sells the Property and may apply to hazardous materials present within the Property before the Company acquired the Property. If losses arise from hazardous substance contamination that cannot be recovered from a responsible party, the financial viability of the Property could be substantially affected. It is possible Goodegg Wealth Fund II, LLC will acquire the Property with known or unknown environmental problems that may adversely affect Goodegg Wealth Fund II, LLC's business and financial viability and thus may adversely affect Goodegg Wealth Fund II, LLC's ability to make distributions to its Members, including but not limited to the Company.

*A general economic downturn and regional and national economic weakness could adversely affect the rental performance and resale viability of Property*. Prospective Investors should be aware that periods of weak economic performance could adversely affect the Property owned by Goodegg Wealth Fund II, LLC. In addition, weakness in the regional and national economies could materially and adversely impact the tenants in the Property and their business operations. If tenants were to suffer economically and be unable to pay the rent, Goodegg Wealth

Fund II, LLC may not receive the anticipated amount of income from the Property. Likewise, a downturn in the real estate market could affect the value of the Property and the ability of Goodegg Wealth Fund II, LLC to sell the Property at a profit, or at all, thus adversely affecting Goodegg Wealth Fund II, LLC's ability to make distributions to its Members, including but not limited to the Company.

*The real estate market is very competitive.* Numerous properties will compete with the Property in attracting renters and buyers. Additional properties may be built in the markets in which the Property is located. The number and quality of competitive properties in a particular area will have a material effect on Goodegg Wealth Fund II, LLC's ability to rent space at the Property and on the rents charged. Some of these competing properties may be newer or better located than the Property. There are a significant number of properties that may be available for sale in the market in which the Property is located. The number of properties offered at the time Goodegg Wealth Fund II, LLC decides to sell any Property could impact the number and quality of offers Goodegg Wealth Fund II, LLC gets for the Property as well as the time in which it may take to sell the Property, if at all.

*Government regulation may affect the operation, cost and value of the Property.* The operation of commercial real property is subject, both directly and indirectly, to federal, state, and local governmental regulation, including environmental, sewer, water, zoning and similar regulations. It is possible that (i) the enactment of new laws, (ii) changes in the interpretation or enforcement of applicable codes, rules and regulations, or (iii) the decision of any authority to change the current zoning classification or requirements, may have a substantial adverse effect on the operations and/or value of the Property.

*Cost of renovations are unpredictable.* During the development of the Property, there is no guarantee that the ability to develop the Property will meet with expectations and such development can be more expensive and time-consuming than expected. The cost and availability of labor, materials and other items may change, causing the cost of development of the Property to be more expensive and to take longer than anticipated. These changes could delay completion of the project and subsequent collection of rental income and/or resale of the Property. As such, Goodegg Wealth Fund II, LLC may not be able to take advantage of certain market conditions for rental and resale which could result in the Property losing value or garnering less income than needed.

*Goodegg Wealth Fund II, LLC may invest alongside other persons or entities in a Property as tenants-in-common ("TIC"), and if so, it would be subject to risks that could arise as a result of being held as a TIC.* If a Property is held as a tenancy in common, each owner holds a separate percentage interest in the Property. While the TIC owners will have entered into a tenants in common agreement ("TIC Agreement"), risks may still arise if the TIC owners are unable to agree upon how the Property will be managed, converted, and held or ultimately sold. A TIC owner has the right to sell their share of the Property to anyone, as well as pass their share of the Property to their heirs upon death. While a TIC Agreement would set forth provisions that address these potential circumstances, there is no guarantee that the other TIC owners will have the ability to purchase the interest and that such interest may not be sold to an outside third party. In addition, TIC owners are responsible for their share of the mortgage and taxes on the Property and if one party ceases to pay their share, the other parties may will have to pay that portion in order to prevent a foreclosure proceeding and seek restitution from the defaulting party.

*Compliance with Americans with Disabilities Act.* Under the Americans with Disabilities Act of 1990 (the ADA), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. A determination that the Property is not in compliance with the ADA could result in imposition of fines or an award of damages to private litigants. If substantial modifications are made to comply with the ADA, which may have a substantial adverse effect on the operations and/or value of the Property.

*Goodegg Wealth Fund II, LLC has limited capitalization and may be dependent on raising funds to grow and expand its business.* Goodegg Wealth Fund II, LLC has limited capitalization and may be dependent on raising funds to continue its business. Goodegg Wealth Fund II, LLC will endeavor to finance its need for additional working capital through equity financing. Additional debt financing would be sought only in the event that equity financing failed to provide Goodegg Wealth Fund II, LLC necessary working capital. Debt financing may require Goodegg Wealth Fund II, LLC to mortgage, pledge or hypothecate its assets, and would reduce cash flow otherwise available to pay operating expenses. There are no other current agreements or understandings with regard to the form, time or amount of any financing and there is no assurance that any financing can be obtained or that Goodegg Wealth Fund II, LLC can continue as a going concern. Some risks associated with debt financing are as follows:

- o *Mortgages.* The financing obtained by Goodegg Wealth Fund II, LLC would most likely involve a mortgage on the underlying Property. If Goodegg Wealth Fund II, LLC was unable to make payments on the loan or refinance the loan for any reason, the Company's continued ownership of the underlying Property would be jeopardized, and Goodegg Wealth Fund II, LLC may lose funds that it expended for down payments and other deposits on the Property.

- o *Variable Rates of Interest.* Goodegg Wealth Fund II, LLC may obtain financing that provides for a variable rate of interest. As a result, in the event that interest rates increase, Goodegg Wealth Fund II, LLC will have to pay a greater amount for interest payments. Based on historical interest rates, current interest rates are low and it is likely that interest rates will rise in the future.

- o *Fixed Rates of Interest.* Goodegg Wealth Fund II, LLC may obtain fixed rate financing. As a result, if interest rates decrease and Goodegg Wealth Fund II, LLC's financing is a fixed rate, the return on the Property could be lower than necessary to continue to repay the fixed rate obligation.

- o *Control of Lenders.* It is possible the lender may require certain conditions or a certain amount of control in Goodegg Wealth Fund II, LLC. These rights may be exercised such the results are in the best interest of the lender and not in the best interest of Goodegg Wealth Fund II, LLC.

- o *Balloon Payments.* The financing obtained by Goodegg Wealth Fund II, LLC may have short terms. Consequently, Goodegg Wealth Fund II, LLC may be required to make a large balloon payment on the maturity date of a loan. In the event Goodegg Wealth Fund II, LLC is unable to make the balloon payment or to refinance the loan for any reason, the Company's continued ownership of the underlying Property would be jeopardized.

**Risks Relating to The Formation and Internal Operation of the Company**

*The Company has limited operating history which makes it difficult to evaluate the Company and lessens the probability of success.* The Company was organized on March 14, 2024. Consequently, the Company has only a limited operating history and has not produced any revenue. The Company must be considered in the developmental stage. Prospective investors should be aware of the difficulties encountered by such enterprises, as the Company faces all the risks inherent in any new business, including the absence of any prior operating history, need for working capital and intense competition. The Company cannot assure that it will be profitable or when it may be profitable, or that the Company Manager will be able to perform its duties successfully. The likelihood of success of the Company must be considered in light of such problems, expenses and delays frequently encountered in connection with the operation of a new business and the competitive environment in which the Company will be operating.

*Investors will rely on the Manager to identify, acquire, administer, collect, and liquidate the Company's investments.*  All decisions regarding management of the Company's business affairs and the management of the Company's investments will be made by the Manager with the support of various principals, affiliates, advisors, and future employees. The Members, other than the principals, will not participate in any decision-making on behalf of the Company. Accordingly, no person should purchase Units unless that person is willing to entrust all aspects of management of the Company and the Company assets to the Manager. Prospective investors should carefully evaluate the personal experience and business performance of the Manager and its principals. The Manager may not be removed from its respective position, except under limited circumstances, if at all.

*The loss of key personnel could adversely impact our business.* The Company's success is highly dependent upon the continued services of key personnel, as described under "Management." The loss of a member of the Management team or any of the Company's key principals, affiliates, employees, agents, or associates could have a material adverse impact on our business. We believe that the Company's future success depends, in large part, upon the ability of the Manager and its affiliates to hire and retain or contract with highly-skilled managerial and operational personnel. There is significant competition for such personnel, and we cannot assure you that the Manager will be successful in attracting and retaining such skilled personnel.

*The Manager may be entitled to indemnification by the Company and Members*. The Manager, its officers, directors, managers, members, partners, employees, agents, attorneys and certain other parties may not be liable to the Company and Members for errors of judgment or other acts or omissions not constituting bad faith, gross negligence or willful malfeasance as a result of certain indemnification provisions in the Company Operating Agreement. A successful claim for such indemnification would deplete the Company's assets by the amount paid.

*There may not be any current income to distribute to the Members*. The Company anticipates that the majority, if not all, of the Company's cash available for distribution will arise out of the cash flow generated from distributions made by Goodegg Wealth Fund II, LLC, and such distributions will be dependent upon the successful development and subsequent rental of all aspects of the Property owned and managed by Goodegg Wealth Fund II, LLC once fully built and rented to capacity. As described herein, the acquisition, development, and ownership of the Property involves great risk and those activities may not generate sufficient cash for distribution to Members.

**Risks Relating to Private Offerings**

*The Offering is not registered with the Securities and Exchange Commission or any state securities authorities and they have not made any determination that this Memorandum is adequate or accurate*. The Offering of the Units will not be registered with the Securities and Exchange Commission under the Act or the securities agency of any state and are being offered in reliance upon an exemption from the registration provisions of the Act and state securities laws applicable only to offers and sales to Prospective Investors meeting the suitability requirements set forth herein. Since this is a nonpublic offering and, as such, is not registered under federal or state securities laws, Prospective Investors will not have the benefit of review by the Securities and Exchange Commission or any state securities regulatory authority. The Units are being offered, and will be sold, to Prospective Investors in reliance upon a private offering exemption from registration provided in the Act and state securities laws. If the Company should fail to comply with the requirements of such exemption, the Prospective Investors may have the right, if they so desired, to rescind their purchase of the Units. It is possible that one or more Prospective Investors seeking rescission would succeed. This might also occur under the applicable state securities or "Blue Sky" laws and regulations in states where the Units will be offered without registration or qualification pursuant to a private offering or other exemption. If a number of Members were successful in seeking rescission, the Company would face severe financial demands that could adversely affect the Company as a whole and thus, the investment in the Units by the remaining Members.

*The Company is not registered with the Securities and Exchange Commission as an investment company under the Investment Company Act of 1940, as amended*. The Company does not intend to register under the Investment Company Act of 1940, as amended, in reliance upon one or more exemptions from its registration provisions. If the Securities and Exchange Commission determined that the exemption(s) relied upon by the Company were incorrect or unsupportable, such a determination could adversely affect the Company as a whole and, thus, the investment in the Units by the Members.

*The Manager is not registered with the Securities and Exchange Commission as Investment Advisor under the Investment Advisor Act of 1940, as amended*. To the Manager's knowledge, the intended business of the Company does not subject either the Manager or any affiliate of the Manager to the Investment Advisers Act of 1940, as amended (the "Advisers Act"), or equivalent state laws. Specifically, to the Manager's knowledge, the intended business of the Company would not implicate the definition of "investment adviser" under Section 202(a)(11) of the Advisers Act. Accordingly, the Manager is not registered, and does not intend to register, as an investment adviser, and to the Company's knowledge, no affiliate of the Manager is registered, and none intend to register, as investment an adviser. Investors will not be afforded any protections otherwise available under the Advisers Act.

However, the Company cannot guarantee that either the SEC or any state securities regulator will agree with the determination of the Manager and its affiliates that the Company's intended business does not subject them to the Advisers Act. If the Manager was or any of its affiliates were required to register and comply with the obligations applicable to investment advisers, such registration and compliance could adversely affect the Company's business operations and limit its ability to successfully manage and operate the Property.

*The Units will be considered "restricted securities" and any resale will be subject to state and federal securities laws and additional restrictions imposed by the Company Operating Agreement.* There are substantial restrictions on the transferability of the Units contained in the Operating Agreement and imposed by state and federal securities laws. The Units offered by this Memorandum have not been registered under the Act nor with the securities regulatory authority of any state. The Units may not be resold unless they are registered under the Act and registered or qualified under applicable state securities laws or unless exemptions from such registration and qualification are available.

**Risks Relating to the Company Generally**

*The Company's business will not be diversified.* At this time the Company anticipates that all of the Company's cash available for distribution will come from its investment in Goodegg Wealth Fund II, LLC. If, for any reason, Goodegg Wealth Fund II, LLC is unsuccessful in implementing its business plan or if there is substantially increased competition from new or existing competitors, such changes could substantially, negatively affect the viability of Goodegg Wealth Fund II, LLC and the value of the Class CF Units, which in turn could potentially impact its profitability, its ability to operate, its ability to raise funds, and thus Goodegg Wealth Fund II, LLC's ability to pay any distributions to the members, including but not limited to the Company.

*Loss on dissolution and termination.* The Proceeds realized from the Company's investment in Goodegg Wealth Fund II, LLC and the sale of the Units will be used to pay all of the accumulated operating expenses of the Company upon dissolution or termination of the Company. Thus, the ability of a Member to recover all or any portion of his, her or its investment under such circumstances will, accordingly, depend materially on the amount of revenue realized from distributions received by the Company from Goodegg Wealth Fund II, LLC, as well as other material factors and events affecting the business of the Company prior to the date of any such dissolution or termination and the amount of claims to be satisfied resulting therefrom.

*The condition of the U.S. and global financial markets is volatile and cannot be predicted.* Prospective Investors should be aware that the U.S. and global financial markets are currently somewhat volatile and that the condition of the financial markets has been erratic at times in recent years. Any weakening of the markets or instability could adversely affect the Company's ability to conduct its business and make needed purchases and investments. Prospective Investors should be aware that periods of weak economic performance globally, in the United States or regionally could adversely affect the Company's business and any investments or purchases that it has made or will make. Further, financial market instability could result in significant regulatory changes that could have an unpredictable impact on the Company's business.

**Risks Related to Conflicts of Interest**

*There may be conflicts of interest between the Manager and the Company, which might not be resolved in your favor.* The Manager may be involved in other business activities and may get involved in other business activities in the future. The Manager will have to allocate their time between the Company and other activities in which they are involved. If they do not devote sufficient time to the business of the Company, the Company's business and results of operations could be negatively impacted.

*The Manager will engage in other activities outside of the Company that could cause conflicts of interest.* The principals of the Manager may be engaged in activities other than this Offering and the business of the Company. The Manager may have conflicts of interest in allocating time, services, and functions between various existing and future enterprises. The Manager may organize other business ventures that may compete with the Company.

*No arm's-length negotiations of compensation.* None of the agreements or arrangements, including those relating to compensation, among the Company and the Company Manager, is the result of arm's-length negotiations.

**ERISA Risks**

*Investment considerations for tax-exempt Prospective Investors.* In considering an investment in the Units of a portion of the assets of a trust or a pension or profit-sharing plan qualified under Section 401(a) of the Code and exempt from tax under Section 501(a) (a "Qualified Plan"), a fiduciary should consider the following:

- whether the investment satisfies the diversification requirements of Section 404 of the Employee Retirement Income Security Act of 1974 ("ERISA");
- whether the investment is prudent, since the Units are not freely transferable and there will not be a trading market created in which he/she can sell or otherwise dispose of the Units;
- whether the Units or other assets owed by the Company constitute "Plan Assets" under ERISA; and
- the possibility that, in certain circumstances, pursuant to the terms and conditions of the Subscription Agreement, a portion of the assets may have to be liquidated from the Qualified Plan and invested in the Units in an individual name, subject to the Company's right to seek qualification as a Real Estate Operating Company which would exempt the Company from this requirement.

See "Investment by Qualified Plans and Individual Retirement Accounts."

*Considerations that trustees, custodians and fiduciaries must take into account before investing in the Units.* Trustees, custodians and fiduciaries of retirement and other plans subject to ERISA or Code Section 4975 (including individual retirement accounts) should consider, among other things:

- that the plan, although generally exempt from federal income taxation, would be subject to income taxation if its income from an investment in the Company and other unrelated business taxable income exceeds One Thousand Dollars and 00/100 ($1,000) in any taxable year;
- whether an investment in the Company is advisable given the definition of plan assets under ERISA and the status of Department of Labor regulations regarding the definition of plan assets;
- whether the investment is in accordance with plan documents and satisfies the diversification requirements of Section 404(a) of ERISA;
- whether the investment is prudent under Section 404(a) of ERISA, considering the nature of an investment in, and the compensation structure of, the Company and the potential lack of liquidity of the Units;
- that the Company and the Company Manager have no history of operations; and
- whether the Company or any Affiliate is a fiduciary or party in interest to the plan.

The prudence of a particular investment must be determined by the responsible fiduciary taking into account all the facts and circumstances of the qualified plan and of the investment. See "Federal Income Tax Matters" and "Investment by Qualified Plans and Individual Retirement Accounts."

## Risks Relating to Retirement Plan Investors

*Investment by retirement plans generally.* In considering an investment in the Units of a portion of the assets of a pension or profit-sharing plan qualified under Section 401(a) of the Code and exempt from tax under Section 501(a), a fiduciary should consider if: (a) the investment satisfies the diversification requirements of Section 404 of the Employee Retirement Income Security Act of 1974 and regulations adopted pursuant thereto by the U.S. Department of Labor (ERISA); (b) the investment is prudent, since the Units are not freely transferable and there may not be a market created in which the fiduciary can sell or otherwise dispose of the Units; (c) the underlying assets owned by the Company could be deemed to be "plan assets" under ERISA; (d) the possibility that, in certain circumstances, pursuant to the terms and conditions of the Subscription Agreement, a portion of the Qualified Plan assets may have to be liquidated from the Qualified Plan and invested in the Units in an individual name, subject to the Company's intent to seek qualification as a Real Estate Operating Company which may exempt the Company from this requirement; and (e) whether the investment otherwise complies with ERISA and the Code.

*Plan assets.* If the underlying assets owned by the Company are deemed to be assets of a qualified plan or IRA that is considered to be investing in the Company's equity, operations will be severely limited. In such case, the Company Manager may be considered a plan fiduciary and contemplated transactions described herein may be deemed to be "prohibited transactions" subject to excise taxation under the Internal Revenue Code. The standards of prudence and other provisions of ERISA would extend to the Company Manager with respect to investments made by us. We have not requested or obtained an opinion of counsel regarding such matters and have not obtained or sought any rulings from the U.S. Department of Labor regarding the same. In the event the Property of the Company are deemed to constitute plan assets or certain of our transactions constitute "prohibited transactions" under ERISA or the Internal Revenue Code and we can obtain no exemption for such transactions, we have the right, but not the obligation (upon notice to all Members, but without the consent of any said parties), to (i) terminate the Offering of Units, (ii) compel a termination and dissolution of the Company or (iii) restructure our activities to the extent necessary to comply with any exception in the Department of Labor Regulations or any prohibited transaction exemption granted by the Department of Labor or any condition which the Department of Labor might impose as a condition to granting a prohibited transaction exemption.

*We may not generate sufficient liquidity to satisfy IRA minimum distribution requirements.* Any potential investor who intends to purchase Units for his or her IRA and any trustee of an IRA or other fiduciary of a retirement plan considering an investment in our Units should consider particularly the limited liquidity of an investment in the Units as they relate to applicable minimum distribution requirements under the Internal Revenue Code. If the Units are still held and the Company's underlying assets and Property have not yet been sold at such time as mandatory distributions are required to commence to an IRA beneficiary or qualified plan participant, applicable provisions of the Internal Revenue Code and regulations may require that a distribution in kind of the Units be made to the IRA beneficiary or qualified plan participant. Any such distribution in kind of Units must be included in the taxable income of the IRA beneficiary or qualified plan participant for the year in which the Units are received at the fair market value of the Units without any corresponding cash distributions with which to pay the income tax liability arising out of any such distribution.

**Tax Risks**

There are risks associated with the federal income tax aspects of an investment in the Company. The Internal Revenue Service ("IRS") could potentially examine tax issues that could affect the Company. Moreover, the income tax consequences of an investment in the Company are complex and tax legislation could be enacted and regulations adopted in the future to the detriment of Members. The following paragraphs summarize some of the tax risks to the Members who own the Units. A discussion of the tax aspects of the investment is set forth in "Federal Income Tax Matters." Because the tax aspects of this Offering are complex and may differ depending on individual tax circumstances, each prospective investor must consult with and rely on his/her own, independent tax advisor concerning the tax aspects of the Offering and his/her individual situation.

**No representation or warranty of any kind whatsoever is made with respect to the acceptance by the IRS of the treatment of any item by the Company or by any Member.**

*An IRS audit of the Company's books and records could result in an audit of a Member's income tax returns.* The Company's federal income tax returns could potentially be audited by the IRS. Such an audit could result in the challenge and disallowance of some of the deductions claimed in such returns. The Company does not assure or give a warranty of any kind with respect to the deductibility of any such items in the event of either an audit or any litigation resulting from an audit.

*A risk exists that the Company will be taxed as a corporation and not as a partnership.* The

Company Manager intends for the Company to be taxed as a partnership for federal income tax purposes. If the Company were to be treated for tax purposes as a corporation, the tax benefits associated with an investment in the Company, if any, would not be available to the Members. The Company would, among other things, pay income tax on its earnings in the same manner and at the same rate as a corporation, such earnings would be subject to tax again as ordinary income when distributed to the Members, and losses, if any, would not be deductible by the Members.

*Because of the probability of Unrelated Business Taxable Income, an investment in the Company is not appropriate for a charitable remainder trust.* The Company may generate unrelated business taxable income ("UBTI") from its assets or debt financing, although a Qualified Plan may be eligible for an exemption therefrom. Tax-exempt entities must consult their own tax counsel regarding the effect of any UBTI. **Due to the likely presence of UBTI, an investment in the Units is not appropriate for a Charitable Remainder Trust.**

*The IRS could disallow various deductions claimed.* The availability, timing and amount of deductions or allocations of income of the Company will depend not only upon general legal principles but also upon various determinations that are subject to potential controversy on factual and other grounds. Such determinations could include, among other things, the allocation of basis to buildings, land, leaseholds, personal Property and other assets, as applicable. If the IRS were successful, in whole or in part, in challenging the Company on these issues, the federal income tax benefits of an investment in the Company could be materially reduced.

*Limitations exist on losses and credits from passive activities.* A Member's share of the Company's taxable income and loss will likely be considered to be derived from a passive activity. Deductions in excess of income (i.e. losses) from passive trade or business activities generally may not be used to offset "portfolio income" (i.e. interest, dividends and royalties, salary or other active business income). However, deductions from passive activities generally may be used only to offset income from passive activities. Interest deductions attributable to passive activities are treated as passive activity deductions and not as investment interest. Thus, such interest deductions are subject to limitation under the passive activity loss rule and not under the investment interest limitation. Credits from passive activities generally are limited to the tax attributable to the income from passive activities. Passive activities include trade or business activities in which the taxpayer does not materially participate, which would include holding an interest as a Member. Thus, the Company's Net Income and Net Loss will likely constitute income and loss from a passive activity.

*The IRS may challenge the allocation of net income and net losses.* In order for the allocations of income, gains, deductions, losses and credits under the Company Operating Agreement to be recognized for tax purposes, such allocations must possess substantial economic effect. The Company cannot assure you that the IRS will not claim that such allocations lack substantial economic effect. If any such challenge to the allocation of losses to any Member were upheld, the tax treatment of the investment for such Member could be adversely affected.

*A Member may have taxable income that exceeds the amount of cash distributions received.* A Member's taxable income resulting from his/her interest in the Company may exceed the cash distributions that such Member receives from the Company. This may occur because the Company's receipts may constitute taxable income but its expenditures may constitute nondeductible capital expenditures or loan repayments. Thus, a Member's tax liability generally may exceed his/her/its share of cash distributions from the Company. The same tax consequences may result from the sale or transfer of a Member's Units, whether voluntary or involuntary, and may produce ordinary income or capital gain or loss.

*A Member could be liable for Alternative Minimum Tax*. The alternative minimum tax applies to certain items of tax preference. The limitations on the deduction of passive losses also apply for purposes of computing alternative minimum taxable income.

*If the IRS were to audit the Company a Member could be liable for accuracy related penalties and interest*. In the event of an audit in which Company deductions are disallowed, the IRS could assess significant penalties and interest on tax deficiencies. The Code provides for penalties relating to the accuracy of income tax returns equal to 20% of the portion of the underpayment to which the penalty applies. The penalty applies to any portion of any understatement which is attributable to: (1) negligence; (2) any substantial understatement of income tax; or (3) any substantial valuation misstatement. Additional interest may be imposed on underpayments relating to tax shelters. The Company Manager believes that the Company is not a "tax shelter," as defined, and that there is substantial support for the positions to be taken by the Company on its income tax returns. However, the Company cannot assure you that the IRS will agree with these positions.

*Changes in federal income tax law could adversely affect an investment in the Company*. Congress enacts new tax laws on a regular basis which make significant changes to the federal tax law. In addition, Congress could make additional changes in the future to the income tax consequences with respect to an investment in the Company. In addition, Congress is currently analyzing and reviewing numerous proposals regarding changes to the federal income tax laws. The extent and effect of such changes, if any, is uncertain.

*The discussion of tax consequences contained herein is a summary of tax considerations based on the law, court rulings and regulations presently in effect and true. Nonetheless, Prospective Investors should be aware that new administrative, legislative or judicial action could significantly change the tax aspects of the Company at any time, which could have a material adverse effect on the Company and Members.*

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified. Add additional lines and number as appropriate.

## THE OFFERING

9. What is the purpose of this offering?
To raise funds sufficient to purchase Class B membership interests in Goodegg Wealth Fund II, LLC

10. How does the issuer intend to use the proceeds of this offering?

## GOODEGG GROWTH FUND III, LLC

## Use of Offering Proceeds

| | If Minimum Offering Amount Sold | If Maximum Offering Amount Sold |
|---|---|---|
| Total Proceeds | $ 1,000,000 | $ 1,235,000 |
| Net Proceeds of Offering | $ 1,000,000 | $ 1,235,000 |
| Purchase of Class CF Membership Interest Units in Goodegg Wealth Fund II, LLC | $ 1,000,000 | $ 1,235,000 |
| Total Use of Net Proceeds of Offering | $ 1,000,000 | $ 1,235,000 |

11.     (a) Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206? If so, provide copies of the materials used.
Not Applicable

(b) How will the issuer complete the transaction and deliver securities to the investors?
Signed Subscription Agreements will be collected through the funding portal.

12. How can an investor cancel an investment commitment?

**NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.**

**The intermediary will notify investors when the target offering amount has been met.**

**If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).**

**If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.**

**If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.**

## OWNERSHIP AND CAPITAL STRUCTURE

### The Offering

13. Describe the terms of the securities being offered.

## SUMMARY OF OFFERING

The following is a summary of the basic terms and conditions of a proposed offering of 100% of the Company in the form of Membership Interest Units for $1,235,000.00 in the aggregate by Goodegg Growth Fund III, LLC, a Wyoming limited liability company (the "Company").

THIS TERM SHEET IS FOR DISCUSSION PURPOSES ONLY AND IS NOT BINDING ON THE COMPANY OR THE PROSPECTIVE INVESTORS. NEITHER THE COMPANY NOR ANY PROSPECTIVE INVESTORS SHALL BE OBLIGATED TO CONSUMMATE AN INVESTMENT UNTIL APPROPRIATE DOCUMENTATION HAS BEEN PROVIDED TO PROSPECTIVE INVESTORS.

**Securities Offered:**  Membership Interest Units (the "Units") totaling 100% of the Company's total membership interest units (assuming all Units are fully subscribed for).

**Offering Price:**  $1.00 per Unit

**Minimum Investment:**  $10,000.00

**Minimum Offering:**  $1,000,000.00

**Capital Structure:**  The Company has a single class of Membership Interests. No Membership Interest Units have been issued prior to this Offering. Up to $1,235,000.00 of Units totaling 100% of the Company's aggregate Membership Interests will be sold pursuant to this offering. The Company's Operating Agreement sets forth the rights with respect to the Company's Membership Interests.

**Corporate Governance:**  The Company is managed by Goodegg Investments, LLC.

**Terms of Units:**

*Distributions*  The amount of any distribution of "*Net Distributable Cash*" (defined for the purposes herein with respect to any fiscal year as the excess of all revenues derived by the Company with respect to such period over all expenses incurred by the Company with respect to such period, less amounts reserved under 6.4(b)) shall be determined by the Manager in its sole discretion. In the event the Manager determines Net Distributable Cash will be distributed, it will be distributed to Members on a pro rata basis no later than 30 days after the close of the quarter.

The Company shall retain funds necessary to cover its reasonable business needs, which shall include provisions for the payment, when due, of obligations of the Company, including obligations and/or distributions owed to Members, and may retain funds for any other Company purposes. Reserves may include, but are not limited to, (i) all debts and obligations of the Company, including debts being refinanced, (ii) all costs, fees, and expenses incurred in connection with the receipt or collection of proceeds from refinancing, and (iii) any fees owed to the Manager. The amounts of such reserves and the purposes for which such reserves are made shall be determined by the Manager in their sole discretion.

To the extent the discretionary distributions made to Members during the prior calendar year and the period through March 31 of the then current year are not otherwise sufficient to those Members receiving allocations of items of income or gain in the immediately preceding calendar year to enable them to cover any federal and state tax liability created due to ownership of Units during such prior calendar year, the Manager may make tax distributions from available cash to Members annually. Any such distribution will be treated as an advance against distributions otherwise payable to such Member based on a state and federal calculation by the Manager in its discretion, with the same federal and state tax rates to be applied to all Members.

The Company intends to be treated as a partnership for federal (and analogous state and local) income tax purposes. Under federal income tax law, a partnership is not a taxable entity. Instead, items of partnership income, gain, loss, deduction or credit flow through to the partners. Each Member will be required to report on his income tax return each year his distributive share of the Company's income, gains, losses and deductions for that year, whether or not cash is actually distributed to him. Consequently, a Member may be allocated income from the Company although he has not received a cash distribution in respect of such income. Members are responsible to pay their own proportionate tax on reported income.

*Management/ Voting Rights*

The Company shall be member-managed. Members shall have voting rights but shall have limited control over the management of the Company.

**Operating Agreement:**     Prior to the closing of any sale of any Units the Company will provide prospective investors with a copy of its Operating Agreement, which will incorporate the terms described herein in all material respects. In order to invest in the Company, you will be required to sign the Operating Agreement.

**Restrictions on Transfer:**     We will be offering the Units pursuant to certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. Therefore, the Units will not be registered with the SEC, and will be deemed "restricted securities" under the Securities Act. You will not be able to re-sell or transfer your Units except as permitted under the Securities Act and applicable state securities laws, pursuant to registration or exemption therefrom.

In addition, any transfer of Units will need to comply with the transfer restrictions that will be contained within Article 7 of the Company's Operating Agreement. These restrictions specify that save and except for transfers to existing members of the Company, the Company and the other members, respectively, have the right to purchase the membership interest units of a member subject to certain events of transfer as specified therein. The Operating Agreement will include additional detail on these transfer restrictions.

**THE UNITS OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. NO INVESTMENT IN THE UNITS SHOULD BE MADE BY ANY PERSON NOT FINANCIALLY ABLE TO LOSE THE ENTIRE AMOUNT OF ITS INVESTMENT. SEE THE "RISK FACTORS" CONTAINED HEREIN.**

14. Do the securities offered have voting rights? ☐ Yes   ☒ No

15. Are there any limitations on any voting or other rights identified above? ☒ Yes   ☐ No

Explain: <u>See Operating Agreement</u>

16. How may the terms of the securities being offered be modified?

Any material changes to this offering will be communicated through the Funding Portal giving unsubscribed investors an opportunity to positively accept the modifications, reject them, or have their investment commitment automatically refunded.

## Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

    (1) to the issuer;

    (2) to an accredited investor;

    (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

    (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.**

**The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships.  The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.**

## Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

# GOODEGG GROWTH FUND III, LLC

## CAPITALIZATION

## Effective as of April 1, 2024

Prior to this offering, the Company has no members and no membership interest units issued and outstanding.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?
See Term Sheet for Details

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes  ☒ No
Explain: _____

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
Prior to this offering, the Company has no members, so there are no principal members who could exercise rights and impact the purchasers of the securities being offered. With respect to the Co-Issuer, see the Goodegg Wealth Fund II, LLC Operating Agreement for the respective rights of the various membership interest classes.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.
The selection of an offering price was based on similar precedent transactions.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?
See Risk Factors

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

See Operating Agreement

24. Describe the material terms of any indebtedness of the issuer:
None

| Creditor(s) | Amount Outstanding | Interest Rate | Maturity Date | Other Material Terms |
|---|---|---|---|---|
| | $0 | 0 | | |
| | $0 | 0 | | |
| | $0 | 0 | | |

25. What other exempt offerings has the issuer conducted within the past three years?:

None.

| Date of Offering | Exemption Relied Upon | Securities Offered | Amount Sold | Use of Proceeds |
|---|---|---|---|---|
| | | | $0 | |
| | | | $0 | |
| | | | $0 | |

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
    (1) any  or officer of the issuer;
    (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    (4) any immediate family member of any of the foregoing persons.
If yes, for each such transaction, disclose the following:

| Specified Person | Relationship to Issuer | Nature of Interest in Transaction | Amount of Interest |
|---|---|---|---|
| Not Applicable | | | |

INSTRUCTIONS TO QUESTION 26:

The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer form at.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a co-habitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

## FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes    ☒ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.  The Issuer is a crowdfunding vehicle with no operating history and no assets or liabilities.  See the BUSINESS SUMMARY section for information on the Co-Issuer.

INSTRUCTIONS TO QUESTION 28:

The discussion must cover each year for which financial statements are provided.  Include a discussion of any known material changes or trends in the financial condition and results of operations of the issuer during any time period subsequent to the period for which financial statements are provided.  For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges.

For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future.

Take into account the proceeds of the offering and any other known or pending sources of capital.  Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders.

References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

## FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

**Goodegg Growth Fund III, LLC**
(the "Company")
a Wyoming Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

As of inception - March 14, 2024

# Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Goodegg Growth Fund III, LLC Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of inception date, March 14, 2024. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements:**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility:**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion:**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Emphasis of Matter on a Co-Issuer**
Goodegg Growth Fund III, LLC and Goodegg Wealth Fund II, LLC will conduct a regulation crowdfunding campaign together as co-issuers. Refer to the Notes herein for further discussion on Goodegg Growth Fund III, LLC and to the separate financial statements for Goodegg Wealth Fund II, LLC for additional information.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
March 27, 2024

**GOODEGG GROWTH FUND III, LLC STATEMENT OF FINANCIAL POSITION**

|  | As of Inception March 14, 2024 2023 |
|---|---|
| **ASSETS** |  |
| *Current Assets:* |  |
| Cash & cash equivalents | - |
| Other Current Assets | - |
| *Total Current Assets* | - |
| *Non-Current Assets:* |  |
| Investment in Crowne Club | - |
| *Total Non-Current Assets* | - |
| **TOTAL ASSETS** | - |
|  |  |
| **LIABILITIES AND EQUITY** |  |
| *Current Liabilities:* |  |
|  | - |
| *Total Current Liabilities* | - |
| *Non-Current Liabilities:* |  |
|  | - |
|  | - |
| *Total Non-Current Liabilities* | - |
| *TOTAL LIABILITIES* | - |
| **EQUITY** |  |
| Member Capital | - |
| Accumulated Deficit | - |
| *TOTAL EQUITY* | - |
| **TOTAL LIABILITIES AND EQUITY** | - |

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Goodegg Growth Fund III, LLC ("the Company") was formed in Wyoming on March 14, 2024. The Company is organized primarily to raise money through an equity crowdfunding offering under the Securities Act and Regulation CF and to pool such funds and use them to acquire Crowne Club, a B+ Class Asset built in 1995 and contains 250 multifamily units. The Company's headquarters is in San Francisco, California. The Company's customers will be located in the United States.

The Company will undergo a Regulation Crowdfunding Campaign in 2024 as a co-issuer with Goodegg Wealth Fund II, LLC.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of the inception date.

<u>Cash and Cash Equivalents</u>

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $0 in cash as of inception date.

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has no debts or long-term obligations as of inception date.

NOTE 6 – EQUITY

The Company is structured as a limited liability company, meaning that the financial responsibility of the Company's members regarding its financial commitments is restricted to the capital each member has invested in the Company.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the date of inception to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 27, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

Goodegg Wealth Fund II, LLC
(the "Company")
a Wyoming Limited Liability Company


Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

## Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

_____

# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Goodegg Wealth Fund II, Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements:**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility:**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion:**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Emphasis of Matter on a Co-Issuer**
Goodegg Wealth Fund III, LLC and Goodegg Growth Fund III, LLC will conduct a regulation crowdfunding campaign together as co-issuers. Refer to the Notes herein for further discussion on Goodegg Wealth Fund II, LLC and to the separate financial statements for Goodegg Growth Fund III, LLC for additional information.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
March 27, 2024

3

**GOODEGG WEALTH FUND II, LLC STATEMENT OF FINANCIAL POSITION**

See Accompanying Notes to these Unaudited Financial Statements

| | As of December 31, | |
|---|---|---|
| | 2023 | 2022 |
| ASSETS | | |
| *Current Assets:* | | |
| Cash & cash equivalents | 1,030,141 | - |
| Other Current Assets | - | - |
| *Total Current Assets* | 1,030,141 | - |
| *Non-Current Assets:* | | |
| Investment in Invictus Encore Orlando, LLC | 19,754,615 | - |
| *Total Non-Current Assets* | 19,754,615 | - |
| TOTAL ASSETS | 20,784,755 | - |
| | | |
| LIABILITIES AND EQUITY | | |
| *Current Liabilities:* | | |
| | - | - |
| *Total Current Liabilities* | - | - |
| *Non-Current Liabilities:* | | |
| | - | - |
| | - | - |
| *Total Non-Current Liabilities* | - | - |
| *TOTAL LIABILITIES* | - | - |
| EQUITY | | |
| Member Capital | 21,010,536 | - |
| Accumulated Deficit | (225,781) | - |
| *TOTAL EQUITY* | 20,784,755 | - |
| TOTAL LIABILITIES AND EQUITY | 20,784,755 | - |

**GOODEGG WEALTH FUND II, LLC STATEMENT OF OPERATIONS**

See Accompanying Notes to these Unaudited Financial Statements

| | Year Ended December 31, | |
| --- | --- | --- |
| | 2023 | 2022 |
| Revenues | | |
| | - | - |
| Cost of Revenues | - | - |
| Gross Profit | - | - |
| | | |
| Operating Expenses | | |
| General and Administrative Expenses | 14,400 | - |
| Fund Management Fee | 278,000 | - |
| Professional Fees | 211,485 | - |
| Total Operating Expenses | 503,885 | - |
| Total Loss from Operations | (503,885) | - |
| Other Income (Expense) | | |
| Other Income | 278,104 | - |
| Total Other Income/Expense | 278,104 | - |
| Earnings Before Income Taxes, Depreciation, and Amortization | (225,781) | - |
| | - | - |
| Net Income (Loss) | (225,781) | - |

# GOODEGG WEALTH FUND II, LLC STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

|  | Year Ended December 31, | |
| --- | --- | --- |
|  | **2023** | **2022** |
| **OPERATING ACTIVITIES** | | |
| Net Income (Loss) | (225,781) | - |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | | |
| Other Current Assets | - | - |
| *Total Adjustments to reconcile Net Income to Net Cash provided by operations:* | - | - |
| *Net Cash provided by (used in) Operating Activities* | (225,781) | - |
| **INVESTING ACTIVITIES** | - | - |
| Investment in Invictus Encore Orlando, LLC | (19,754,615) | - |
| *Net Cash provided by (used in) Investing Activities* | (19,754,615) | - |
| **FINANCING ACTIVITIES** | | |
| Member Capital | 21,010,536 | - |
| *Net Cash provided by (used in) Financing Activities* | 21,010,536 | - |
| Cash at the beginning of period | - | - |
| Net Cash increase (decrease) for period | 1,030,141 | - |
| Cash at end of period | 1,030,141 | - |

## GOODEGG WEALTH FUND II, LLC STATEMENT OF MEMBER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

| | Member Capital $ Amount | Retained earnings (Deficit) | Total Member's Equity |
|---|---|---|---|
| Beginning balance at 1/1/22 | - | - | - |
| Contribution | - | - | - |
| Distribution | - | - | - |
| Net income (loss) | - | - | - |
| Ending balance at 12/31/22 | - | - | - |
| Contribution | 21,010,536 | - | 21,010,536 |
| Distribution | - | - | |
| Net income (loss) | - | (225,781) | (225,781) |
| Ending balance at 12/31/23 | 21,010,536 | (225,781) | 20,784,755 |

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Goodegg Wealth Fund II, LLC ("the Company") was formed in Wyoming on December 13, 2022. but is domiciled in California.   The Company is organized primarily to raise funds through a 506(c) private equity offering under the Securities Act and Regulation D and to pool such funds and use them to invest in, manage, and operate a portfolio of multifamily apartment communities located primarily in Arizona, Texas, North Carolina, South Carolina, and Florida.  The Company, however, reserves the right to invest in properties located anywhere in the United States.

The Company will undergo a Regulation Crowdfunding Campaign in 2024 as a co-issuer with Goodegg Growth Fund III, LLC.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2021 and December 31, 2022.

## Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents.  The Company had $1,030,141 and $0 in cash as of December 31, 2023 and December 31, 2022, respectively.

## Investment in Invictus Encore

Investments in Invictus Encore is the first multifamily acquisition within the Goodegg Wealth Fund II, LLC. This investment is carried at fair value.

## General and Administrative

General and administrative expenses consist of organizational costs and bank fees.

## Fund Management Fees

Fund Management Fees represents accrued interest expense owed to accredited investors.  Once accredited investors have funded their commitments to the fund through a subscription agreement and private placement memorandum (PPM), they begin accruing a 2% annual interest rate. This interest accrual starts 45 days after the initial funding of their commitment.  The interest continues to accrue until the fund deploys the capital and invests the funds. At that point, the accrued interest is paid out to the investors as part of the fund's distribution schedule outlined in the PPM.

## Professional Fees

Professional fees consist of legal and accounting services.

## Other Income

Other income consists of interest earned on investor dollars deployed into high yield security.  The Company has the ability to deploy the investor capital, which is held as committed but undeployed funds, into high-yield Treasury securities or money market accounts. This allows the fund to generate the 2% annual interest accrual that is paid to investors during the period between their initial funding and the ultimate deployment of their capital into real estate investments.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has no debt or other long term obligations.

NOTE 6 – EQUITY

The Company is structured as a limited liability company, meaning that the financial responsibility of the Company's members regarding its financial commitments is restricted to the capital each member has invested in the Company.

NOTE 7 – SUBSEQUENT EVENTS
The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 27, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

| Aggregate Offering Amount (defined below): | Financial Information Required: | Financial Statement Requirements: |
|---|---|---|
| (a) $124,000 or less: | The following information or their equivalent line items as reported on the federal income tax return filed by the issuer for the most recently completed year (if any):<br>o Total income<br>o Tax able income; and<br>o Total tax;<br>certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns; and<br>Financial statements of the issuer and its predecessors, if any. | Financial statements must be certified by the principal executive officer of the issuer as set forth below.<br>If financial statements are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit or review report and need not include the information reported on the federal income tax returns or the certification of the principal executive officer. |
| (b) More than $124,000, but not more than $618,000: | Financial statements of the issuer and its predecessors, if any. | Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report.<br>If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements. |
| (c) More than $618,000: | Financial statements of the issuer and its predecessors, if any. | If the issuer **has** previously sold securities in reliance on Regulation Crowdfunding:<br>Financial statements must be **audited** by a public accountant that is independent of the issuer and must include a signed audit report.<br>If the issuer **has not** previously sold securities in reliance on Regulation Crowdfunding and it is offering more than $618,000 but not more than $1,235,000:<br>Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report.<br>If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements. |

INSTRUCTIONS TO QUESTION 29: To determine the financial statements required, the Aggregate Offering Amount for purposes of this Question 29 means the aggregate amounts offered and sold by the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer in reliance on Section 4(a)(6) of the Securities Act within the preceding 12-month period plus the current maximum offering amount provided on the cover of this Form.

To determine whether the issuer has previously sold securities in reliance on Regulation Crowdfunding for purposes of paragraph (c) of this Question 29, "issuer" means the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer.

Financial statements must be prepared in accordance with U.S. generally accepted accounting principles and must include balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stock holders' equity and notes to the financial statements. If the financial statements are not audited, they shall be labeled as "unaudited."

Issuers offering securities and required to provide the information set forth in row (a) before filing a tax return for the most recently completed fiscal year may provide information from the tax return filed for the prior year (if any), provided that the issuer provides information from the tax return for the most recently completed fiscal year when it is filed, if filed during the offering period. An issuer that requested an ex tension of the time to file would not be required to provide information from the tax return until the date when the return is filed, if filed during the offering period.

A principal executive officer certifying financial statements as described above must provide the following certification**:

I, [identify the certifying individual ], certify that:

(1) the financial statements of [identify the issuer] included in this Form are true and complete in all material respects; and

(2) the tax return information of [identify the issuer] included in this Form reflects accurately the information reported on the tax return for [identify the issuer] filed for the fiscal year ended [date of most recent tax return].

[Signature]

[Title]

** Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

To qualify as a public accountant that is independent of the issuer for purposes of this Question 29, the accountant must satisfy the independence standards of either:

(i) Rule 2-01 of Regulation S-X or

(ii) the AICPA.

The public accountant that audits or reviews the financial statements provided by an issuer must be (1) duly registered and in good standing as a certified public accountant under the laws of the place of his or her residence or principal office or (2) in good standing and entitled to practice as a public accountant under the laws of his or her place of residence or principal office.

An issuer will not be in compliance with the requirement to provide reviewed financial statement if the issuer received a review report that includes modifications. An issuer will not be in compliance with the requirement to provide audited financial statements if the issuer received a qualified opinion, an adverse opinion, or a disclaim er of opinion.

The issuer must notify the public accountant of the issuer's intended use of the public accountant's audit or review report in the offering.

For an offering conducted in the first 120 days of a fiscal year, the financial statements provided may be for the two fiscal years prior to the issuer's most recently completed fiscal year; however, financial statements for the two most recently completed fiscal years must be provided if they are otherwise available. If more than 120 days have passed since the end of the issuer's most recently completed fiscal year, the financial statements provided must be for the issuer's two most recently completed fiscal years. If the 120th day falls on a Saturday, Sunday, or holiday, the next business day shall be considered the 120th day for purposes of determining the age of the financial statements.

An issuer may elect to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002 is required to comply with such new or revised accounting standard, if such standard al so applies to companies that are not issuers. Issuers electing such ex tension of time accommodation must disclose it at the time the issuer files its offering statement and apply the election to all standards. Issuers electing not to use this accommodation must forgo this accommodation for all financial accounting standards and may not elect to rely on this accommodation in any future filings.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated

in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

   (i)   in connection with the purchase or sale of any security? ☐ Yes   ☒ No
   (ii)  involving the making of any false filing with the Commission? ☐ Yes   ☒ No
   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

   (i)   in connection with the purchase or sale of any security? ☐ Yes   ☒ No
   (ii)  involving the making of any false filing with the Commission? ☐ Yes   ☒ No
   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

   (i)   at the time of the filing of this offering statement bars the person from:

      (A)  association with an entity regulated by such commission, authority, agency or officer? ☐ Yes   ☒ No

      (B)  engaging in the business of securities, insurance or banking? ☐ Yes   ☒ No

      (C)  engaging in savings association or credit union activities? ☐ Yes   ☒ No

   (ii)  constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

   (i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes   ☒ No
   (ii)  places limitations on the activities, functions or operations of such person? ☐ Yes   ☒ No
   (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

   (i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes   ☒ No

(ii)  Section 5 of the Securities Act? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes   ☒ No
If Yes, explain: _____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes   ☒ No
If Yes, explain: _____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes   ☒ No
If Yes, explain: _____

**If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.**

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.


## OTHER MATERIAL INFORMATION


31. In addition to the information expressly required to be included in this Form, include:

  (1)  any other material information presented to investors; and
  (2)  such further material information, if any, as may be necessary to make the required statements, in the light of the circum-
       stances under which they are made, not misleading.

## MATERIAL DOCUMENTS

1.      Articles of Organization – Goodegg Growth Fund III, LLC

2.      Operating Agreement – Goodegg Growth Fund III, LLC

3.      Articles of Organization – Goodegg Wealth Fund II, LLC

4.      Operating Agreement – Goodegg Wealth Fund II, LLC



**Wyoming Secretary of State**

Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

For Office Use Only
**WY Secretary of State**
**FILED: Mar 14 2024 11:41AM**
**Original ID: 2024-001425876**

# Limited Liability Company
# Articles of Organization

**I.**   **The name of the limited liability company is:**
Goodegg Growth Fund III, LLC

**II.**   **The name and physical address of the registered agent of the limited liability company is:**
Paracorp Incorporated
1912 Capitol Ave Ste 500
Cheyenne, WY 82001

**III.**   **The mailing address of the limited liability company is:**
18 Bartol Unit 1168
San Francisco, CA 94133

**IV.**   **The principal office address of the limited liability company is:**
18 Bartol Unit 1168
San Francisco, CA 94133

**V.**   **The organizer of the limited liability company is:**
Jeffrey C. O'Brien
100 Washington Avenue South, Suite 1700, Minneapolis, Minnesota, 55401

**Signature:**   *Jeffrey O'Brien*                        Date:   **03/14/2024**

Print Name:   **Jeffrey O'Brien**

Title:   **Attorney of Record, MN Bar Member**

Email:   **jobrien@chestnutcambronne.com**

Daytime Phone #:   **(612) 336-1298**

☑ I am the person whose signature appears on the filing; that I am authorized to file these documents on behalf of the business entity to which they pertain; and that the information I am submitting is true and correct to the best of my knowledge.

☑ I am filing in accordance with the provisions of the Wyoming Limited Liability Company Act, (W.S. 17-29-101 through 17-29-1105) and Registered Offices and Agents Act (W.S. 17-28-101 through 17-28-111).

☑ I understand that the information submitted electronically by me will be used to generate Articles of Organization that will be filed with the Wyoming Secretary of State.

☑ I intend and agree that the electronic submission of the information set forth herein constitutes my signature for this filing.

☑ I have conducted the appropriate name searches to ensure compliance with W.S. 17-16-401.

☑ I consent on behalf of the business entity to accept electronic service of process at the email address provided with Article IV, Principal Office Address, under the circumstances specified in W.S. 17-28-104(e).

**Notice Regarding False Filings: Filing a false document could result in criminal penalty and prosecution pursuant to W.S. 6-5-308.**

---

**W.S. 6-5-308. Penalty for filing false document.**

(a) A person commits a felony punishable by imprisonment for not more than two (2) years, a fine of not more than two thousand dollars ($2,000.00), or both, if he files with the secretary of state and willfully or knowingly:

(i) Falsifies, conceals or covers up by any trick, scheme or device a material fact;

(ii) Makes any materially false, fictitious or fraudulent statement or representation; or

(iii) Makes or uses any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry.

---

☑ I acknowledge having read W.S. 6-5-308.

**Filer is:**   ☑ An Individual       ☐ An Organization

**Filer Information:**
**By submitting this form I agree and accept this electronic filing as legal submission of my Articles of Organization.**

| | | |
|---|---|---|
| **Signature:** | *Jeffrey O'Brien* | Date:  **03/14/2024** |

Print Name:   **Jeffrey O'Brien**

Title:   **Attorney of Record, MN Bar Member**

Email:   **jobrien@chestnutcambronne.com**

Daytime Phone #:   **(612) 336-1298**


# Consent to Appointment by Registered Agent

  **Paracorp Incorporated**, whose registered office is located at **1912 Capitol Ave Ste 500, Cheyenne, WY 82001**, voluntarily consented to serve as the registered agent for **Goodegg Growth Fund III, LLC** and has certified they are in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

  I have obtained a signed and dated statement by the registered agent in which they voluntarily consent to appointment for this entity.

**Signature:**    *Jeffrey O'Brien*      Date:   **03/14/2024**

Print Name:    **Jeffrey O'Brien**

Title:    **Attorney of Record, MN Bar Member**

Email:    **jobrien@chestnutcambronne.com**

Daytime Phone #:   **(612) 336-1298**

# STATE OF WYOMING
## Office of the Secretary of State

I, CHUCK GRAY, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF ORGANIZATION

**Goodegg Growth Fund III, LLC**

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **14th** day of **March**, **2024** at **11:41 AM.**

Remainder intentionally left blank.



Filed Date: 03/14/2024

_____
Secretary of State

Filed Online By:

Jeffrey O'Brien

on 03/14/2024

**INTERESTS REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER THE FEDERAL SECURITIES LAWS OR THE SECURITIES LAWS OF ANY STATE. THE INTERESTS MAY NOT BE OFFERED FOR SALE, SOLD, PLEDGED OR OTHERWISE DISPOSED OF UNLESS SO REGISTERED OR QUALIFIED OR UNLESS AN EXEMPTION EXISTS, THE AVAILABILITY OF WHICH IS ESTABLISHED BY AN OPINION OF COUNSEL (WHICH OPINION AND COUNSEL SHALL BOTH BE SATISFACTORY TO THE MANAGER). TRANSFER IS ALSO RESTRICTED BY THE TERMS OF THIS AGREEMENT AND TRANSFERS WHICH VIOLATE THE PROVISIONS OF THIS AGREEMENT MAY BE VOID OR VOIDABLE.**


**OPERATING AGREEMENT**

**OF**

**GOODEGG GROWTH FUND III, LLC**

**A WYOMING LIMITED LIABILITY COMPANY**

**Dated as of March \_\_\_, 2024**


# TABLE OF CONTENTS

## List of Schedules

| | |
|---|---|
| Schedule A | Investor Contributions |
| Exhibit A | Joinder Agreement |

## OPERATING AGREEMENT

## OF

## GOODEGG GROWTH FUND III, LLC

THIS OPERATING AGREEMENT effective as of March \_\_\_, 2024 (the "*Effective Date*"), is made by and among Goodegg Growth Fund III, LLC, a Wyoming limited liability company (the "*Company*"), Goodegg Investments, LLC, a California limited liability company (the "*Manager*"), and the undersigned members and each of those parties listed on the signature pages hereto or who agree to be bound by the terms of this Agreement by way of joinder, or who shall hereafter be admitted as members pursuant to Section 4.3 and Article 7 of this Agreement (collectively, the "*Members*").

### RECITALS

WHEREAS, the Company was formed under the Act on March \_\_\_, 2024, by filing Articles of Organization with the Wyoming Secretary of State office; and

WHEREAS, the Members now desire to enter into this Agreement to reflect the agreement among the Members, the Manager, and the Company.

NOW, THEREFORE, in consideration of the mutual promises, agreements and obligations set forth herein, the Company, the Manager and the Members agree to be governed by the provisions set forth herein.

### ARTICLE 1. DEFINITIONS

Section 1.1 Defined Terms. For purposes of this Agreement, the following terms have the meanings indicated.

"*Act*" means the Wyoming Limited Liability Company Act, as amended from time to time.

"*Additional Capital Contribution*" means additional consideration contributed to the Company by each Member (including any Additional Member) other than the Initial Capital Contribution and any Subsequent Capital Contributions.

"*Additional Member*" means any person not previously a Member who acquires Units and is admitted as a Member. An Additional Member may become a Member of the Company, or they may merely hold a Participation Interest in the Company.

"*Affiliate*" means any of the following persons or any person who controls, is controlled by, or is under common control with any of the following persons: a Member; a Member's Immediate Family member; or a Legal Representative, successor, Assignee, or trust for the benefit of a Member or any Member's Immediate Family members. For purposes of this definition, *control* means the direct or indirect power to direct or cause the direction of the person's management and policies, whether by owning voting securities, partnership, or other ownership interests; by contract; or otherwise.

"*Agreement*" means this Company Operating Agreement, as amended from time to time.

"*Applicable Law*" means the Act, the Code, the Securities Act, all pertinent provisions of any agreements with any Governmental Authority and all pertinent provisions of any Governmental Authority's: (i) constitutions, treaties, statutes, laws, common law, rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders; (ii) consents or approvals; and (iii) orders, decisions, advisory opinions, interpretative opinions, injunctions, judgments, awards, and decrees.

"*Articles of Dissolution*" has the meaning set forth in Section 8.6.

"*Articles of Organization*" has the meaning set forth in the Recitals.

"*Assignee*" means the recipient of Units by assignment.

"*Business Day*" means a day other than a Saturday, Sunday, or other day on which federal banks are authorized or required to close.

"*Capital Account*" means the account established and maintained for each Member under Treasury Regulation Section 1.704-1(b)(2)(iv), as amended from time to time and is further defined in Section 5.2.

"*Capital Contribution*" means the total cash and other consideration contributed and agreed to be contributed to the Company by each Member. Each is shown in Schedule A, attached to and incorporated into this Agreement. Any reference in this Agreement to the Capital Contribution of a current Member means the Total Capital Contribution by such Member as defined in Section 5.1.

"*Code*" means the Internal Revenue Code of 1986, as amended.

"*Company*" has the meaning set forth in the Introduction.

"*Effective Date*" has the meaning set forth in the Introduction.

"*Event of Cause*" has the meaning set forth in Section 3.2.

"*Fair Market Value*" means the price an asset would sell for on the open market when certain conditions are met, such as that the parties involved are aware of all the facts, are acting in their own interest, are free of any pressure to buy or sell, and have ample time to make the decision.

"*Immediate Family*" means any Member's spouse or spousal equivalent (but not a spouse or spousal equivalent who is legally separated from the person under a decree of divorce or separate maintenance), parents, parents-in-law, descendants (including descendants by adoption), spouses or spousal equivalents of descendants (but not a spouse or spousal equivalent who is legally separated from the person under a decree of divorce or separate maintenance), brothers, sisters, sons-in-law, daughters-in-law, brothers-in-law, sisters-in-law, and grandchildren-in-law.

"*Initial Capital Contribution*" has the meaning set forth in Section 5.1.

"*Legal Representative*" means an individual who represents or stands in the place of another individual under authority recognized by law with respect to that other individual's property or interests.

"*Manager*" means any individual or legal entity designated in this Agreement as a Manager. A Manager conducts the business of the Company and is authorized to exercise the powers and duties of Manager detailed in this Agreement. The Manager is identified in the Introduction.

"*Member*" means any person designated in this Agreement as a Member or any person who becomes a Member under this Agreement.

"*Member Designation*" has the meaning set forth in Section 13.1.

"*Membership Interest(s)*" has the meaning set forth in Section 4.2(e).

"*Net Distributable Cash*" has the meaning set forth in Section 6.4(a).

"*Offering*" has the meaning set forth in Section 2.1.

"*Participation Interest*" has the meaning set forth in Section 4.3(b).

"*Partnership Representative*" has the meaning set forth in Section 13.5.

"*Percentage Interest*" means, with respect to any Member, a fraction (expressed as a percentage), the numerator of which is the total number of Units held by such Member and the denominator of which is the total number of Units outstanding.

"*Securities Act*" has the meaning set forth in Section 12.4.

"*Selling Member*" has the meaning set forth in Section 7.2(a).

"*Subscription Agreement*" has the meaning set forth in Section 5.3(a).

"*Total Capital Contribution*" has the meaning set forth in Section 5.1.

"*Transfer Value*" has the meaning set forth in Section 7.3.

"*Units*" means the fractional ownership interest and rights of a Member in the Company, including the Member's right to a distributive share of the profits and losses, the distributions, and the property of the Company. All Units are subject to the restrictions on transfer imposed by this Agreement. Each Member's Units are personal property and no Member will acquire any interest in any of the assets of the Company.

Section 1.2 <u>Interpretation; Terms Generally</u>. The definitions set forth in Section 1.1 and elsewhere in this Agreement apply equally to both the singular and plural forms of the terms defined. Unless otherwise indicated, the words "include," "includes," and "including" are to be read as being followed by the phrase "without limitation." The words "herein," "hereof," and "hereunder" and words of similar import are to be read to refer to this Agreement (including any Appendices, Schedules and Exhibits hereto) in its entirety and not to any part hereof. All references herein to Articles, Sections, Appendices, Schedules and Exhibits refer to Articles and Sections of the body of, and the Appendices, Schedules, and Exhibits to, this Agreement, unless otherwise specified. Article or Section titles or captions contained in this Agreement are inserted only as a matter of convenience and references, and such Article or Section titles or captions in no way define, limit, extend, or describe the scope of this Agreement nor the intend of any provisions hereof. Unless otherwise specified, any references to any agreement or other instrument or to any statute or regulation (including in each case references in Section 1.1)) are to such agreement, instrument, statute, or regulation as amended, supplemented, or restated from time to time (and, in the case of a statute or regulation, to any corresponding provisions of successor statutes or regulations). Any reference in this Agreement to a "day" or number of "days" that does not refer explicitly to a Business Day or Business Days is to be interpreted as a reference to a calendar day or number of calendar days. If any action or notice is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action or notice may be deferred until, or may be taken or given on, the next Business Day.

## ARTICLE 2. <u>THE COMPANY</u>

Section 2.1 <u>Purpose</u>. The Company is organized primarily to raise money through an equity crowdfunding offering under the Securities Act and Regulation CF promulgated thereunder (the "*Offering*") and to pool such funds and use them to invest in Goodegg Wealth Fund II, LLC, a Wyoming limited liability company ("Goodegg"), formed to invest in, manage, and operate a portfolio of multifamily apartment communities located primarily in Arizona, Texas, North Carolina, South Carolina, and Florida, however the Company reserves the right to invest in properties located anywhere in the United States. Notwithstanding the foregoing, the Company may conduct any legal and lawful business pursuant to the Act.

Section 2.2 <u>Business Office; Records; Access to Company Records</u>. The principal business office of the Company shall be located at 18 Bartol Unit 1168, San Francisco, CA 94133, or such other place as the Manager of the Company may designate. The mailing address of the Company is 18 Bartol Unit 1168, San Francisco, CA 94133. The following documents, books and records shall be maintained at the principal place of business of the Company and each Member shall have access thereto during ordinary business hours:

(a) a list of the names and the addresses of present Members and Manager;

(b) a copy of the Articles of Organization and all amendments, plus any power of attorney pursuant to which any amendment has been executed;

(c) minutes of Member meetings;

(d) a statement describing Capital Contributions and rights to distributions upon Member resignations, which may be contained in this Agreement, as amended from time to time;

(e) any written consents of Members to action without a meeting, and

(f) copies of the Company's federal, state and local income tax returns and financial statements for the last three years.

Section 2.3  Additional Documents. Each Member hereby agrees to execute and deliver to the Company, within five days after receipt of a written request, such certificates, instruments and other documents and to take such other action as the Company reasonably deems necessary or advisable to comply with all requirements for the operation of a limited liability company under the Act and as necessary or, in the judgment of the Manager, advisable to comply with the laws of any other jurisdiction where the Company elects to do business, and to enable the Company to fulfill its responsibilities under this Agreement.

## ARTICLE 3. MANAGEMENT

Section 3.1  Management by Manager; Number of Manager; Initial Manager. The business and affairs of the Company shall be managed by the Manager, and management shall not be reserved to the Members. The Manager may designate officers of the Company for the day-to-day operations. No person, firm or corporation dealing with the Company shall be required to inquire into the authority of the Manager or officer to take any action or make any decision. On the Effective Date, there shall initially be one Manager: Goodegg Investments, LLC, a California limited liability company.

Section 3.2  Qualifications of Manager; Method of Filling Vacancies; Resignation and Removal. A Manager need not be a Member of the Company. A Manager may resign at any time. The Members may not remove the Manager except upon an Event of Cause. Additional Managers may be appointed by the Manager, or, if more than one Manager is serving, by majority vote of the Managers.

(a) In the event no Manager is serving, a vacancy shall be filled by the majority vote of Members entitled to vote on a matter or by written consent of Members pursuant to Section 4.4(d) of this Agreement. Except as otherwise provided by the Act or the Articles of Organization, each Manager, including a Manager elected to fill a vacancy, shall hold office until the Manager's death, bankruptcy, mental incompetence, resignation or removal.

(b) A Manager may be removed only upon an Event of Cause with the vote of 85% of the Interests of the Members. For purposes of removal of a Manager, an "Event of Cause" shall mean any of the following:

(1) a material breach by the Manager of its covenants under this Agreement that has a material adverse effect on the Company, and the continuation thereof for a 30-day period after written notice has been given to the Manager specifying such breach, and requiring such breach be remedied; or

(2) any act of fraud, gross negligence or willful misconduct by the Manager in the performance of its obligations under this Agreement.

(c) The proposed removal of any Manager shall first be subject to written notice setting forth the alleged basis for the removal. Upon receipt of written notice, the recipient Manager shall have up to thirty (30) days to cure the alleged basis for removal. Any dispute regarding whether the alleged basis has been cured shall be subject to the dispute resolution provisions of Article 9. For purposes of Section 3.2(b)(i), "material" means having a dollar value in excess of $75,000 or is an act for which the Company's privilege licenses could be suspended or revoked.

(d) Following a removal for an Event of Cause, the former Manager shall not be entitled to any further compensation, fees or other forms of remuneration from the Company, including those set forth on <u>Schedule A</u>, but a former Manager will continue to receive distributions based on their status as a Member, in accordance with Section 6.4. Any Manager who holds Units as a Member in the Company, shall not forfeit such Units in the Company solely as a result of their removal.

(e) A Manager who is removed, but still holds Membership Interests as a Member, may not cast a vote to appoint themselves as Manager any time after they have been removed as such. A former Manager holding Units is entitled to vote to elect a new Manager, but, once removed, may never cast a vote electing themselves as Manager.

Section 3.3 <u>Rights and Duties of the Manager</u>.

(a) <u>General</u>. The Manager shall participate in the direction, management, and control of the business of the Company to the best of its ability. In the event there is ever more than one Manager, the Managers shall in all cases act as a group. Unless otherwise stated within this Agreement, the Manager shall take action upon the vote or consent of the majority of Managers. Any vote of the Managers may be taken at a meeting called for such purpose, or in lieu of a meeting, by unanimous written consent of the Managers. In the event the Managers reach a deadlock on a Voting Matter, the Company shall confer with a neutral third-party mediator. The principals of Goodegg Investments, LLC, Julie Lam and Annie Dickerson, shall have signatory authority as Manager of the Company.

(b) <u>General Authorization</u>. Subject to any specific limitations contained in this Agreement, the Manager shall:

(1) have full, exclusive and complete authority and discretion in the management and control of the affairs of the Company;

(2) make all decisions affecting the Company's affairs and perform, when appropriate in their judgment, any and all acts or activities customary or incident to the management of the Company's business;

(3) conduct the business of the Company to the best of its ability in a good and businesslike manner; and

(4) devote to the Company such of the Manager's time as reasonably is needed by the business contemplated under this Agreement, but the Manager shall not otherwise be required to devote their full time to the conduct of the Company's affairs.

(c) <u>Specific Authorization</u>. Without limiting the foregoing powers conferred upon the Manager within, it is hereby expressly declared that the Manager shall have the authority to take the following actions without further authorization by the Members so long as the Manager approves of such actions as set forth in Section 3.3(a) above:

(1) to issue additional Units in the Company;

(2) to appoint, employ, remove, suspend or discharge such officers, agents, contractors, and subordinate managers, permanently or temporarily, as from time to time he, she or it may deem advisable; to determine the duties of each such person; and to fix and change the salaries or other terms of employment of each such person;

(3) to execute and deliver on behalf of the Company: all bills of sale, assignments, deeds and other instruments of transfer covering or affecting the sale of Company property; all checks, drafts and other orders for the payment of Company funds; all contracts or instruments concerning the acquisition or disposition of Company assets; all promissory notes, mortgages, deeds of trust,

security agreements and other similar documents; and all other instruments of any kind or character relating to the affairs of the Company; and to determine who shall be authorized to sign such instruments and documents. Instruments and documents providing for the acquisition, mortgage or disposition of property of the Company shall be valid and binding upon the Company if approved as set forth in Section 3.3(a) above.

    (4)   to sell, exchange, or otherwise dispose of any assets of the Company, any real property of the Company, subject to the provisions of this Agreement;

    (5)   to borrow money or incur capital expenditures for the Company from banks, other lending institutions, individuals or the Members and, in connection therewith, to hypothecate, encumber and grant security interests in the property of the Company to secure repayment of the borrowed sums;

    (6)   to approve the admission of new Members pursuant to Section 4.3;

    (7)   to make an assignment of the Company property in trust for creditors or on the assignee's promise to pay the debts of the Company;

    (8)   to confess a judgment; or

    (9)   to make administrative and clerical amendments to this Agreement, to include Schedule A.

    (d) Limitation on Manager Power. Notwithstanding anything else contained herein, the Manager shall not do the following without the consent of Members holding a majority of the Units:

    (1)   approve a plan of merger or consolidation of the Company with or into one or more persons; or

    (2)   amend this Agreement, except as otherwise provided herein.

Section 3.4  Indemnification of Manager, Officers, Employees and Other Agents.

    (a) The Company shall indemnify an individual made a party to a proceeding because he, she, or it is or was a Manager, officer, employee, agent or Member of the Company against liability incurred in the proceeding if:

    (1)   he, she, or it conducted himself, herself or itself in good faith; and

    (2)   he, she, or it reasonably believed that his, her, or its conduct was in (or at least not opposed to) the Company's best interest; and

    (3)   in the case of any criminal proceeding, he, she, or it had no reasonable cause to believe his, her, or its conduct was unlawful.

    (b) The Company shall pay for or reimburse the reasonable expenses incurred by a Manager, officer, employee, agent or Member of the Company who is a party to a proceeding in advance of final disposition of the proceeding if:

    (1)   the individual or entity furnishes the Company a written affirmation of his, her, or its good faith belief that he, she, or it has met the standard of conduct described herein;

        a.   determination is made by the Manager (not including any person seeking advancement of expenses under this Section 3.4(b)) that the facts then known to those making the determination would not preclude indemnification under the law; and

    b. the individual or entity furnishes the Company a written undertaking executed by him, her, or it, or on his, her, or its behalf, to repay the advance if it is ultimately determined that he, she, or it did not meet the standard of conduct. The undertaking required by this paragraph (b)(3) shall be an unlimited general obligation but need not be secured and may be accepted without reference to financial ability to make repayment.

(c) The indemnification and advance of expenses authorized in this Agreement shall not be exclusive to any other rights to which any Manager, officer, employee, agent or Member may be entitled under the Act, the Articles of Organization, any agreement, vote of Members or otherwise.

(d) This Section 3.4 shall not be interpreted to limit in any manner the indemnification or right to advancement for expenses of any party who would otherwise be entitled thereto. This Section 3.4 shall be interpreted as mandating indemnification and advancement of expenses to the extent permitted by law.

(e) The Company shall not indemnify and exculpate the Manager for actions taken in its capacity as Manager if such actions constitute fraud, gross negligence or willful misconduct.

(f) No Member or Manager, in his, her or its capacity as such, shall have fiduciary or other duties to the Company or the other Members as a result of serving in such ownership or Manager capacity, except as specifically stated in this Agreement or to the extent not permitted by Applicable Law to be waived. The parties to this Agreement agree that the provisions of this Agreement replace such other duties and liabilities of such persons to the extent that they restrict, replace or are inconsistent with the duties (including fiduciary duties) and liabilities of any Member or Manager otherwise existing at law or in equity.

(g) The sole duty of any Manager shall be that of good faith and fair dealing. A Manager who so performs shall not have any liability to the Company, the other Members or Participation Interest holders by reason of being or having been a Manager of the Company. The Manager does not, in any way, guarantee the return of the Capital Contributions of any Member or Participation Interest holder, or a profit from the operations of the Company. The Manager shall not be liable to the Company or to any Member or Participation Interest holder for any loss or damage sustained by the Company or any Member, transferee or assignee.

(h) The Manager and its Affiliates may engage independently or with others in other business ventures of every nature and description. The pursuit of other ventures and activities by the Manager and its Affiliates, even if directly competitive with the business of the Company, will not be deemed wrongful or improper. The Manager and its Affiliates will not be obligated to present any particular business or investment opportunity to the Company or any Member even if such opportunity is of a character which, if so presented, might or would be accepted.

(i) The Members acknowledge that (i) the Manager and its Affiliates use confidential and proprietary information and trade secrets to develop and continue to develop, construct, hold, and operate real property, and (ii) the Manager continues to investigate various potential sites for development and undertakes demographic, market, and construction trends, development incentives, financing sources, and otherwise uses their confidential and proprietary information and trade secrets to create assets that have significant value and are the confidential property and rights of the Manager and its Affiliates and each Member agrees not to disclose such information. Confidential information will not include information that (i) is or becomes generally available to the public other than as a result of a disclosure by a Member in violation of this Agreement; (ii) is or has been independently developed or conceived by such Member without use of such confidential information; or (iii) becomes available to such Member on a nonconfidential basis from a source other than the Company, another Member of the company or any of their respective representatives, provided, that such source is not known by the receiving Member to be bound by a confidentiality agreement regarding the Company.

Section 3.5 <u>Reports</u>. The Manager shall cause to be distributed to all Members any information provided by Goodegg to the Company as a Class B member of Goodegg relative to Goodegg's business within a reasonable time after the Company receives such information.

Section 3.6 <u>Audited Financials</u>. If the Manager determines it is necessary, the Company's books and records shall be audited annually by independent accountants. In such a case, the Company will cause each Member to receive (a) within 90 days after the close of each fiscal year, audited financial statements, including a balance sheet and statements of income and Members' equity for the fiscal year then ended, and (b) within 75 days, or as soon as practicable, after the close of each fiscal year such tax information as is necessary for him or her to complete his or her federal income tax return.

Section 3.7 <u>Manager Compensation</u>. The Manager shall be reimbursed for administrative expenses which it incurs prior to and during Company operations.

## ARTICLE 4. <u>RIGHTS AND OBLIGATIONS OF MEMBERS</u>

Section 4.1 <u>Creation and Issuance of Units and Other Interests</u>.

(a) Each Member shall be designated the holder of a certain number of Units, as set forth on <u>Schedule A</u>. Initially there is one class of Units.

(1) All Units are provided limited voting rights, as defined in this Article, with no managerial or decision-making authority in the Company affairs, except as defined in Section 3.2, Section 4.4, Section 13.3, and Section 13.4.

(2) Each Member's Percentage Interest shall be set forth on <u>Schedule A</u>, as may be amended from time to time by the Manager to reflect all outstanding Units. Except as provided in Section 5.2, Percentage Interest is determined by the number of Units held by a Member divided by the total number Units outstanding, or class of Units outstanding, as applicable.

(b) The Manager is authorized to cause the issuance of additional Units beyond those outstanding on the Effective Date, including Units in one or more classes, or one or more series of such classes, which classes or series shall have, subject to the provisions of Applicable Law, such designations, preferences and relative, participating, optional, or other special rights as shall be fixed by the Manager.

(c) The Company is authorized to cause the issuance of any other types of interests in the Company from time to time to Members or other persons on terms and conditions established by the Manager. Such interests may include unsecured and secured debt obligations of the Company, debt obligations of the Company convertible into Units, and options, rights or warrants to purchase any such Units.

(d) As used throughout this Agreement, the term Member shall refer to both Members and Participation Interest holders, as defined below, except with regard to matters to be voted upon, as Participation Interest holders are not entitled to vote.

Section 4.2 <u>Rights and Obligations</u>.

(a) No Member shall:

(1) be personally liable for any of the debts or obligations of the Company;

(2) have the power to sign for or to bind the Company;

(3) be entitled to the return of such Member's contributions to the Company except to the extent, if any, that distributions made pursuant to this Agreement may be

considered as such by law, or upon dissolution of the Company, and then only to the extent provided for in this Agreement; or

 (4) withdraw from the Company except upon the dissolution and winding up of the Company or otherwise as permitted in this Agreement.

(b) A Member is liable to the Company:

 (1) for the difference between his, her or its contributions to capital as actually made and those stated in Schedule A of this Agreement as having been made; and

 (2) for any unpaid contribution to capital which he, she or it agreed in Schedule A of this Agreement to make in the future at the time and on the conditions stated in Schedule A of this Agreement.

(c) A Member holds as trustee for the Company:

 (1) specific property stated in Schedule A of this Agreement as contributed by such Member, but which was not contributed, or which has been wrongfully or erroneously returned; and

 (2) money or other property wrongfully paid or conveyed to such Member on account of his, her or its contribution.

(d) The liabilities of a Member as set out in this Section 4.2 can be waived or compromised only by the consent of the Members, but a waiver or compromise shall not affect the right of a creditor of the Company who extended credit or whose claim to enforce the liabilities arose after the filing and before a cancellation or amendment of the Articles of Organization.

(e) The Member's interest in the Company (also referred to in this Agreement as "*Membership Interest*") is determined by the number of Units held by each Member, even though such ownership may be different from (more or less) than the Member's proportionate capital account. The Company is not obligated to issue certificates to represent Units. Only Units owned by Members entitled to vote may vote on any matter as to which this Agreement requires or permits a vote.

Section 4.3 Admission of Members; Nature and Transfer of Interest.

(a) Additional Members may be admitted to the Company only with the consent of the Manager and the written acceptance and adoption by such new Member of all of the terms of this Agreement.

(b) The interest of all Members in the Company constitutes the personal estate of the Member and may be transferred or assigned as provided in Article 7 of this Agreement. If the Manager does not approve of the proposed transfer or assignment, the transferee of the Member's interest in the Company shall have no right to participate in the management of the business and affairs of the Company through voting or otherwise or to become a Member. The transferee shall only be entitled to receive the share of profits or other compensation by way of income and the return of contributions that the transferring Member would otherwise be entitled. The interest acquired by any such transferee, which may consist of no more than the right to participate in distributions of assets, income and return of capital is herein referred to as a "*Participation Interest*."

Section 4.4 Meetings of Members; Voting.

(a) It is desirable that periodic meetings of the Members be held to inform the Members of the business and financial condition of the Company and to take any actions required or desirable to be taken at a meeting. Therefore, meetings of Members may be held, at such time, date and place as determined by the Manager.

(b) Special meetings of the Members to vote upon any matters as to which the Members are authorized to vote under this Agreement may be called at any time by the Manager, by causing a written notice to be given, either in person, via electronic mail or by registered mail to each Member, delivered ten days in advance, stating that a meeting will be held at a fixed time at a designated place or by telephone conference call. Notice of any meeting may be waived if evidenced by a written waiver of notice or by a Member's attendance and participation at a meeting.

(c) The vote of the Members, whether at a physical meeting, telephonic meeting, or by written consent, shall be binding upon the Manager when approved by the necessary voting thresholds set forth elsewhere in this Agreement.

(d) Any vote of the Members may be taken either at a meeting called for such purpose pursuant to the provisions of this Section or, in lieu of a meeting, by the written consent of the Members (including Members necessary to establish a quorum for the purpose of conducting business) as would be required to authorize, approve, ratify or otherwise consent to such action under the Act and this Agreement (which may be less than all of the Members, in which event a copy thereof shall be sent to each of the Members entitled to vote upon such matter who did not sign the consent) at a meeting where all issued and outstanding Units which are entitled to vote at such meeting were represented either in person or by proxy and voted on such matter.

(e) A Member entitled to vote may vote at any meeting of Members either in person, by telephone, video conference or by proxy executed in writing by the Member or his, her or its duly authorized attorney in fact. For each matter upon which Members are granted the right to vote by this Agreement or by the Act, each Member shall be entitled to one vote per Unit. At all meetings of Members, a majority of the Units shall constitute a quorum, and action shall be taken upon the affirmative vote of Members holding a majority of the Units of such class or group then outstanding (either in person or by proxy), unless a greater vote is required by this Agreement or the Act. Only Members shall have the right to vote; the holder of a Participation Interest shall have no right to vote upon any matter as to which Members are granted a right to vote.

Section 4.5. Disposition of Company Assets. The Manager reserves the right, at the Manager's sole discretion, to determine the terms of any Company assets.

## ARTICLE 5. CAPITAL CONTRIBUTIONS

Section 5.1 Capital Contributions. The names of the Members and their respective initial Capital Contributions shall consist of the amounts shown on Schedule A to this Agreement ("*Initial Capital Contribution*"). A Member's Initial Capital Contribution is due upon execution of this Agreement. Schedule A shall reflect a Member's Initial Capital Contributions, and any Additional Capital Contributions shall be the Member's "*Total Capital Contribution*.") Schedule A may be amended by the Manager from time to time to reflect any Additional Capital Contributions made by Members.

Section 5.2 Capital Accounts. An individual capital account shall be maintained for each Member. The capital interest of each Member shall consist of such Member's Initial Capital Contribution (a) increased by (i) any Subsequent and Additional Capital Contribution and (ii) such Member's share of Company profits and (b) decreased by (i) such Member's share of Company losses and (ii) distributions to such Member. In the event any Company property is distributed in-kind, capital accounts shall first be adjusted to reflect the manner in which the unrealized income, gain, loss and deduction inherent in such property (that has not previously been reflected in capital accounts) would be allocated, pursuant to Article 5 hereof, to the Members if there were a taxable disposition of such property for its Fair Market Value (taking into account Section 7701(g) of the Code on the date of distribution.

Section 5.3 Additional Capital Requirements. If the Manager determines additional capital is required by the Company, the Manager may secure capital in any of the following ways:

(a) Internal Equity. The Manager may issue additional Units to current Members, or may issue a Unit from a new Class of Units; and

(b) External Equity. The Manager may issue additional Units to new members, or may issue a unit from a new class of units.

## ARTICLE 6. ALLOCATIONS AND DISTRIBUTIONS

Section 6.1    Allocations. Subject to this Article 6, items of profits and loss, receipts and expenditures, and all items of income, deduction, credit, gain and loss arising therefrom shall be allocated among the Members in a manner such that the Capital Account of each Member, immediately after giving effect to such allocation, is, as nearly as possible, equal (proportionately) to the amount of the distribution that would be made to such Member if: (a) the Company were dissolved and terminated; (b) the affairs of the Company were wound up and all of the Company assets were sold for cash equal to its Fair Market Value (except that any Company assets actually sold during the current year shall be treated as sold for the actual proceeds of the sale); (c) all Company liabilities were satisfied; and (d) the remaining net assets of the Company were distributed to the Members in accordance with Article 8 immediately after giving effect to such allocation. No Member shall be entitled to receive property or assets other than cash hereunder unless the Company elects to distribute any Company property in-kind. The capital account of each Member shall be maintained and determined in accordance with the capital account maintenance rules of Treasury Regulation Section 1.704-1(b)(2)(iv).

Section 6.2    Qualified Income Offset. In the event any Member receives any adjustments, allocations or distributions described in sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6) of the Treasury Regulations, items of Company income and gain shall be specially allocated to that Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, any capital account deficit of that Member as quickly as possible.

Section 6.3    Adjustments to Capital Accounts. In accordance with Code Section 704(c), income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take into account any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Fair Market Value at the time of contribution. Any elections or other decisions relating to such allocations shall be made by the Manager in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section are solely for purposes of federal income taxes and shall not affect or in any way be taken into account in computing any Member's account or share of items of the Company's income, gains, losses, deductions and credits, or distributions pursuant to any provision of this Agreement.

Section 6.4    Distributions.

(a) The amount of any distribution of "*Net Distributable Cash*" (defined for the purposes herein with respect to any fiscal year as the excess of all revenues derived by the Company with respect to such period over all expenses incurred by the Company with respect to such period, less amounts reserved under 6.4(b)) shall be determined by the Manager in its sole discretion. In the event the Manager determines Net Distributable Cash will be distributed, it will be distributed to Members on a pro rata basis no later than 30 days after the close of the quarter.

(b) The Company shall retain funds necessary to cover its reasonable business needs, which shall include provisions for the payment, when due, of obligations of the Company, including obligations and/or distributions owed to Members, and may retain funds for any other Company purposes. Reserves may include, but are not limited to, (i) all debts and obligations of the Company, (ii) all other administrative costs and business needs of the Company, and (iii) any fees owed to the Manager. The amounts of such reserves and the purposes for which such reserves are made shall be determined by the Manager in their sole discretion.

(c) <u>Tax Distributions</u>. To the extent the discretionary distributions made to Members during the prior calendar year and the period through March 31 of the then current year are not otherwise sufficient to those Members receiving allocations of items of income or gain in the immediately preceding calendar year to enable them to cover any federal and state tax liability created due to ownership of Units during such prior calendar year, the Manager may make tax distributions from available cash to Members annually. Any such distribution will be treated as an advance against distributions otherwise payable to such Member based on a state and federal calculation by the Manager in its discretion, with the same federal and state tax rates to be applied to all Members.

Section 6.5 <u>Taxation as Partnership</u>. The parties acknowledge that the Company intends to be treated as a partnership for federal (and analogous state and local) income tax purposes. Under federal income tax law, a partnership is not a taxable entity. Instead, items of partnership income, gain, loss, deduction or credit flow through to the partners. Each Member will be required to report on his income tax return each year his distributive share of the Company's income, gains, losses and deductions for that year, whether or not cash is actually distributed to him. Consequently, a Member may be allocated income from the Company although he has not received a cash distribution in respect of such income. Members are responsible to pay their own proportionate tax on reported income.

Section 6.6 <u>Withdrawal or Reduction of Members' Contributions to Capital</u>.

(a) A Member shall not receive out of Company property any part of his, her or its Capital Contribution unless:

 (1) the Company is able to pay its debts as the debts become due in the ordinary course of business; and

 (2) the Company's total assets are greater than the sum of the Company's total liabilities.

(b) A Member may rightfully demand the return of his, her or its Capital Contribution only upon the dissolution of the Company. A Member, irrespective of the nature of his, her, or its Capital Contribution, has only the right to demand and receive cash in return for his, her or its Capital Contribution in accordance with the provisions of Section 8.4 of this Agreement.

ARTICLE 7. <u>TRANSFER OF INTERESTS</u>

Section 7.1 <u>Transfer of Interests</u>. Subject to Section 7.2 below and Sections 12.6 and 13.12, a Member may sell, exchange, encumber, transfer or otherwise assign, whether during his or her lifetime or through the laws of intestacy or inheritance (including by a Member Designation pursuant to Section 13.1 of this Agreement), in whole or in part, his or her Units. However, without the consent of the Manager as required by Section 4.3 of this Agreement, the transferee of a Member's Units shall have no right to participate in the management of the business of the Company, through voting or other rights, or to otherwise become a full Member. A transfer also includes any change of control of any Member that is an entity of any kind. Any transfer of units from a Class A Member can only be transferred as a whole unit, to a single individual or entity that would meet investor suitability standards, at the sole discretion of the Manager. The Company reserves the right to purchase Units from Members, at agreed upon terms, at any time.

Section 7.2 <u>Third-Party Offer</u>.

(a) If any Member receives a bona-fide third party offer to purchase its Units (a "*Selling Member*"), the Company shall have the first option and right to purchase all or any part of the Selling Member's Units for a period of 30 days (or such lesser time as the Company may agree upon waiving its right) from the date written notification of the third-party offer is provided to the Company. The Company's option shall be at a price of the Transfer Value (as defined in Section 7.3 of this Agreement).

(b) If the Company declines to exercise such option or right, then the non-selling Members shall have the option and right to purchase that Member's pro rata share of the Selling Member's Units. The non-selling Members' option shall be at a price of the Transfer Value (as defined in Section 7.3), and its option to purchase may be exercised for a period of 30 days from expiration of the Company's option period.

(c) If the foregoing options are not exercised in the aggregate as to the Selling Member's entire interest, then the Selling Member may sell the Units not purchased by the Company or other Members at the price, on the terms and to the assignee stated in the notice, at any time within 30 days after the foregoing options expire; provided, however, that the assignee will be the holder of a Participation Interest and may become a Member in place of the Selling Member only as provided in Section 4.3 of this Agreement.

(d) If the Selling Member does not sell to the third-party offeror within the 30-day period after all options expire, no sale may be effected unless and until the Selling Member gives a new notice to the Company and non-selling Members and they again fail to exercise the options under the foregoing provisions.

Section 7.3  Transfer Value. In the event of a third-party offer, the Company (or non-selling Member making the option to purchase under Section 7.2(b)) may elect for an independent appraisal, with the cost of the appraisal borne by the selling Member. If the independent appraisal results in a valuation of 10% or greater than the third-party offer, then the appraisal valuation shall be the "*Transfer Value*" for purposes of this Article. If the independent appraisal results in a valuation of 10% or lesser than the third-party offer, the third party offer amount shall serve as the Transfer Value for purposes of this Article.

ARTICLE 8. DISSOLUTION AND WINDING UP; LIQUIDATION

Section 8.1  Dissolution. The Company shall be dissolved at the sole discretion of the Manager.

Section 8.2  Winding Up. As soon as possible following the occurrence of an event effecting the dissolution of the Company, the Company shall conform with all requirements as set forth within the Act.

Section 8.3  Effect of Dissolution. Upon dissolution of the Company, as provided in Section 8.1 and Section 8.2, the Company shall cease to carry on its business, except insofar as may be necessary for the winding up of its business. The Members (and their assignees or transferees) shall continue to share profits and losses during the winding up of the Company's affairs as if the Company were not winding up its affairs. Any Company assets distributed in-kind to the Members in the liquidation shall be valued and treated as though the assets were sold and the cash proceeds were distributed in-kind and the difference between the Fair Market Value of any asset and its basis shall be treated as a gain or loss on sale of the asset and shall be credited or debited to the Members in accordance with their Percentage Interests.

Section 8.4  Distributions Upon Liquidation. Upon dissolution of the Company as provided in Section 8.1, the Company shall immediately commence to wind-up its affairs and liquidate. The Company assets shall be distributed in payment of the liabilities of the Company and to the Members in liquidation of the Company in the following order:

(a) To creditors in the order of priority as provided by law, except those to Members on account of their Capital Contributions.

(b) To the setting up of any reserves that the Manager may deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company. Such reserves shall be paid over by the Manager to a bank or other institutional escrow agent to be held for the purpose of disbursing such reserves in payment of the aforementioned contingencies, and at the expiration of such period as the Manager may deem advisable, to distribute the balance in the manner provided in this Section 8.4 and in the order set forth herein.

(c) To the repayment of any loans or advances that may have been made by any of the Members to the Company, but if the amount available for such repayment shall be insufficient, then pro rata on account thereof.

Section 8.5 <u>Time and Method of Liquidating Distributions</u>. A reasonable time as determined by the Manager, not to exceed 12 months, shall be allowed for the orderly liquidation of the Company and the discharge of liabilities to the creditors so as to enable the Manager to minimize any losses attendant upon liquidation. The Manager may complete the liquidating distributions due the Members by either or a combination of the following methods as it shall determine:

(a) Selling the Company assets and distributing the net proceeds therefrom to each Member in satisfaction of such Member's interest in the Company; or

(b) Distributing the Company's assets to the Members in-kind. In such event each Member and each holder of a Participation Interest agrees to accept an undivided interest in the Company's assets in satisfaction of such holder's interest in the Company.

If there is no Manager then serving, Members holding a majority of the Units shall appoint a liquidating trustee to wind-up the Company's affairs and liquidate.

Section 8.6 <u>Articles of Dissolution</u>. When all debts, liabilities and obligations have been paid and discharged or adequate provision has been made therefor and all of the remaining property and assets have been distributed to the Members, Articles of Dissolution if required by the State of Wyoming, shall be executed and verified by the Manager, and filed pursuant to the Act.

Section 8.7 <u>Liability of Manager</u>. The Manager shall not be personally liable for the return of Capital Contributions of the Members, it being understood that any such return shall be solely from Company assets. No Member shall have the right to demand or receive property other than cash for such Member's interest.

Section 8.8 <u>Arbitration of Rights Arising After Termination of the Company</u>. Notwithstanding the termination of this Agreement, any party may, after that termination, initiate an arbitration under Article 9 to determine and enforce rights and duties of the parties arising with respect to:

(a) the Company's winding up;

(b) the Company's liquidation; and

(c) events occurring after the cancellation of the Company's Articles of Organization.

Section 8.9 <u>Manager Expenses</u>. Expenses incurred by the Company after the distribution and dissolution of the company shall be incurred by the Company Manager, or in the case of multiple Managers, equally between all the Company Managers.

## ARTICLE 9. <u>ARBITRATION OF COMPANY DISPUTES</u>

All controversies, disputes or claims arising out of or related to this Agreement shall be resolved first by mediation, in good faith, with the assistance of a third-party mediator who has previously practiced law as a litigator. If the representatives do not agree upon a decision within thirty (30) calendar days after reference of the matter to the mediator, any controversy, dispute or claim arising out of or relating in any way to this Agreement or the transactions arising hereunder shall be settled exclusively by arbitration in California. Such arbitration shall be administered by JAMS in accordance with its then prevailing expedited rules, by one independent and impartial arbitrator selected in accordance with such rules.

The arbitration shall be governed by the United States Arbitration Act, 9 U.S.C. § 1 et seq. The fees and expenses of JAMS and the arbitrator shall be shared equally by the parties to the dispute and advanced by them from time to time as required; provided that at the conclusion of the arbitration, the arbitrator shall award costs and expenses (including the costs of the arbitration previously advanced and the reasonable fees and expenses of attorneys, accountants, and other experts) to the prevailing party, so long as the prevailing party had previously engaged in good faith mediation.

Failure of the prevailing party to act in good faith during the mediation process shall prohibit them from recovering any cost of the arbitration, including attorneys and accounting fees. No pre-arbitration discovery shall be permitted, except that the arbitrator shall have the power in his sole discretion, on application by any party, to order pre-arbitration examination solely of those witnesses and documents that any other party intends to introduce in its case-in-chief at the arbitration hearing. The parties shall instruct the arbitrator to render such arbitrator's award within thirty (30) calendar days following the conclusion of the arbitration hearing.

The arbitrator shall not be empowered to award to any party any damages of the type not permitted to be recovered under this Agreement in connection with any dispute between or among the parties arising out of or relating in any way to this Agreement or the transactions arising hereunder, and each party hereby irrevocably waives any right to recover such damages. Notwithstanding anything to the contrary provided in this Article 9 and without prejudice to the above procedures, any party may apply to any court of competent jurisdiction for temporary injunctive or other provisional judicial relief if such action is necessary to avoid irreparable damage or to preserve the status quo until such time as the arbitrator is selected and available to hear such party's request for temporary relief. The award rendered by the arbitrator shall be final and not subject to judicial review and judgment thereon may be entered in any court of competent jurisdiction. The decision of the arbitrator shall be in writing and shall set forth findings of fact and conclusions of law.

## ARTICLE 10. TIME; NOTICES

All notices (whether offers, acceptances or otherwise) pursuant to the provisions of this Agreement shall be made in writing and all periods of time shall begin or end on the day such notice is sent by postage paid, certified or registered mail, return receipt requested, addressed to the parties at the respective addresses (or such other address as such party may have notified the Company of in writing) as set forth below their names on Schedule A.

All notices to the Company and the Manager shall be mailed to:

Goodegg Investments, LLC
RE: GOODEGG GROWTH FUND III, LLC
18 Bartol Unit 1168
San Francisco, CA 94133

## ARTICLE 11. OTHER BUSINESS VENTURES; CONFLICTS OF INTEREST; TRANSACTIONS WITH MEMBERS OR MANAGER

Section 11.1 Other Business Ventures. A Manager and any of the Members may engage in or possess an interest in other business ventures of every nature and description independently or with others and neither the Company nor any of the Members thereof shall have any rights by virtue of this Agreement in and to such independent ventures or the income or profits derived therefrom.

Section 11.2 Conflicts of Interest. The fact that a Manager or any Member is directly or indirectly interested in or connected with any person, firm or corporation employed by the Company to render or perform a service shall not prohibit the Company from employing such person, firm or corporation or from otherwise dealing with him or it.

Section 11.3 Transactions Between a Member or Manager and the Company. Except as otherwise provided by Applicable Law and this Agreement, any Member or Manager may, but shall not be obligated to, lend money to the Company, act as surety for the Company and transact other business with the Company and has the same rights and obligations when transacting business with the Company as a person or entity who is not a Member or a Manager.

ARTICLE 12. <u>INVESTMENT REPRESENTATIONS; PRIVATE OFFERING EXEMPTION</u>

Each Member, by his or its execution of this Agreement, hereby represents and warrants:

Section 12.1 <u>Experience</u>. By reason of his, her or its business or financial experience, or by reason of the business or financial experience of his, her or its financial advisor who is unaffiliated with and who is not compensated, directly or indirectly, by the Company or any affiliate or selling agent of the Company, such Member is capable of evaluating the risks and merits of an investment in the Company and of protecting his, her or its own interests in connection with this investment.

Section 12.2 <u>Investment Intent</u>. Such Member is acquiring the Interests for investment purposes for his, her or its own account only and not with a view to or for sale in connection with any distribution of all or any part of the Interest.

Section 12.3 <u>Economic Risk</u>. Such Member is financially able to bear the economic risk of his, her or its investment in the Company, including the total loss thereof.

Section 12.4 <u>No Registration of Units</u>. Such Member acknowledges that the Interests have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or qualified under any state securities law or under the laws of any other jurisdiction, in reliance, in part, on such Member's representations, warranties and agreements herein.

Section 12.5 <u>No Obligation to Register</u>. Such Member acknowledges and agrees that the Company and the Managers are under no obligation to register or qualify the Interests under the Securities Act or under any state securities law or under the laws of any other jurisdiction, or to assist such Member in complying with any exemption from registration and qualification.

Section 12.6 <u>No Disposition in Violation of Law</u>. Without limiting the representations set forth above, and without limiting Article 7 of this Agreement, such Member will not make any disposition of all or any part of the Interests which will result in the violation by such Member or by the Company of the Securities Act or any other applicable securities laws. Without limiting the foregoing, each Member agrees not to make any disposition of all or any part of the Interests unless and until:

(a) there is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement and any applicable requirements of state securities laws; or

(b) such Member has notified the Company of the proposed disposition and has furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Managers, such Member has furnished the Company with a written opinion of legal counsel, reasonably satisfactory to the Company, that such disposition will not require registration of any securities under the Securities Act or the consent of or a permit from appropriate authorities under any applicable state securities law or under the laws of any other jurisdiction.

Section 12.7 <u>Financial Estimate and Projections</u>. Such Member understands that all projections and financial or other materials which it may have been furnished are not based on historical operating results, because no reliable results exist, and are based only upon estimates and assumptions which are subject to future conditions and events which are unpredictable, and which may not be relied upon in making an investment decision.

ARTICLE 13. <u>MISCELLANEOUS</u>

Section 13.1 <u>Member Designation</u>. Subject to the conditions on transfer set forth in this Agreement, a Member may designate, in writing, a beneficiary to receive such Member's interest in the Company upon such Member's death. The written designation shall be fully revocable by the Member and may be changed by subsequent writings from time-to-time, in the sole discretion of the Member. Any beneficiary so designated shall be subject to all the terms of this Agreement and shall receive the Member's interest in the Company subject to any purchase option, any buy sell agreement, or any other agreement potentially affecting such interest.

Section 13.2 <u>Execution in Counterparts</u>. This Agreement may be executed in several counterparts, and as executed shall constitute one original agreement, binding on all the parties hereto.

Section 13.3 <u>Amendment by Members</u>. Any Manager or any Member may propose any amendment to the Company's Articles of Organization or this Agreement to the Members. Such proposed amendment shall become effective at such time as it has been approved by the Members holding a majority of the Units.

Section 13.4 <u>Amendment by Manager</u>. The Manager shall have the power to amend the Company's Articles of Organization to reflect changes in the registered office and agent of the Company and to reflect any change in the name of the Company. Any other amendment to the Company's Articles of Organization (and any amendment to this Agreement) must be approved by the Members and the Manager in accordance with Section 13.3; provided, however, that amendments to this Agreement may be made by the Manager without the necessity of a vote of the Members, for administrative purposes (renumbering or correcting errors) and if in the reasonable opinion of counsel to the Company, such amendments are necessary to maintain the Company's tax status under federal or state law or for other tax purposes.

Section 13.5 <u>Partnership Representative</u>. The Manager shall select the Company's representative who must have a substantial presence in the United States to serve as the Company representative within the meaning of Code Section 6223 ("*Partnership Representative*").

(a) The Partnership Representative shall perform his, her, or its duties under the direction and guidance of the Manager. The Manager shall determine whether to make any available election under Code Section 6221 through 6241, including Code Section 6221(b) and Code Section 6226. Notwithstanding anything else contained herein, the Partnership Representative shall not take any material action without the prior approval of the Manager, including, but not limited to, extending the statute of limitations, filing a request for administrative adjustment, filing a suit related to any Company tax refund or deficiency, or entering into any settlement agreement related to items of income, gain, loss or deduction of the Company with the Internal Revenue Service (or similar state or local governmental authority).

(b) Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign, or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member or former Member (including penalties, additions to tax or interest imposed with respect to such taxes, and any taxes imposed pursuant to Code Section 6226) shall be paid by such Member, or if paid by the Company shall be recoverable from such Member. Each Member agrees to cooperate in taking such actions as may be required to cause any election made by the Company to be effective.

(c) The provisions of this Section 13.5 shall survive the termination of the Company, this Agreement, and the termination of any Member's interest in the Company.

(d) The Partnership Representative shall keep the Manager and all Members informed of all notices from government taxing authorities that may come to the attention of the Partnership Representative. The Company shall pay and be responsible for all reasonable third-party costs and expenses incurred by the Partnership Representative in performing those duties. Each Member shall be responsible for any costs incurred by the Member with respect to any tax audit or tax related administrative or judicial proceeding against any Member, even though it relates to the Company.

(e) The Partnership Representative shall endeavor to provide Schedule K-1 and any necessary tax documents to Members no later than March 31st of the year following the taxable year, but it is likely that Members will need to file an extension on their tax returns.

Section 13.6 <u>Governing Law</u>. All questions with respect to the construction of this Agreement and the rights and liabilities of the parties shall be determined in accordance with the applicable provisions of the laws of the State of Wyoming.

Section 13.7 <u>Choice of Venue</u>. Conflicts arising out of this contract that cannot be resolved through Arbitration will be tried through a court of competent jurisdiction in the State of California.

Section 13.8 <u>Number and Gender</u>. As used in this Agreement, the plural shall be substituted for the singular, and the singular for the plural, where appropriate; and words and pronouns of any gender shall include any other gender.

Section 13.9 <u>Binding Effect</u>. This Agreement shall be binding upon, and shall inure to the benefit of, all of the parties and their assigns, successors in interest, personal representatives, estates, heirs, legatees or successors.

Section 13.10 <u>Severability</u>. If any provision of this Agreement, or the application thereof to any person or circumstances shall, for any reason and to any extent, be invalid or unenforceable, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected thereby, but rather shall be enforced to the greatest extent permitted by law; <u>provided, however,</u> that the above-described invalidity or unenforceability does not diminish in any material respect the ability of the Members to achieve the purposes for which this Company was formed.

Section 13.11 <u>Legal Representation.</u> The Members agree that the law firm of Chestnut Cambronne PA, represents only the Company and the Manager in connection with the preparation of this Agreement, and has not offered any Member or other person any advice regarding the advisability of entering into this Agreement further acknowledges and agrees that such person:

(a) Has been advised to retain independent legal, tax, and accounting advice of their own choosing for purposes of representing their individual interests with respect to the subject matter thereof;

(b) Has been given reasonable time and opportunity to obtain such advice; and

(c) Has obtained such independent advice as they have deemed necessary and appropriate in the circumstances at his, her or its own expense without expecting the Company to reimburse such person for such fees or other expenses.

Section 13.12 <u>Restricted Securities</u>. The Membership Interests represented by this Agreement have not been registered or qualified under the federal securities laws or the securities laws of any state. The Membership Interests may not be offered for sale, sold, pledged or otherwise disposed of unless so registered or qualified or unless an exemption exists, the availability of which is established by an opinion of counsel (which opinion and counsel shall both be satisfactory to the Manager). Transfer is also restricted by the terms of this Agreement and transfers which violate the provisions of this Agreement may be void or voidable.

IN WITNESS WHEREOF, the parties have executed this Agreement to be effective and govern the Company as of the Effective Date.

**THE COMPANY:**

**GOODEGG GROWTH FUND III, LLC**
a Wyoming limited liability company

By: **Goodegg Investments, LLC**
a California limited liability company, Company Manager

DocuSigned by:
By: Julie Lam
9825C5E3B9DD401...

Name: Julie Lam

Title: Chief Executive Officer

**MEMBERS:**

By execution of Joinder Agreements, attached hereto as Exhibit A.

**MANAGER:**

**Goodegg Investments, LLC**
A California limited liability company

DocuSigned by:
By: Julie Lam
9825C5E3B9DD401...

Name: Julie Lam

Title: Chief Executive Officer

SCHEDULE A

Investor Contributions

**Effective as of _____**

| Members | | | | | | |
|---|---|---|---|---|---|---|
| Name and Address of Member | Initial Capital Contribution | Subsequent Capital Contributions | Additional Capital Contribution | Total Capital Contribution | Units Owned | Total Percentage Interest |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| **Total Class A Interests** | | | | | | **100%** |

*Duplicate page as necessary

## EXHIBIT A
## Joinder Agreement

Reference is hereby made to the Company Operating Agreement, dated as of March ___, 2024 as amended from time to time (the "*Operating Agreement*"), by and among Goodegg Growth Fund III, LLC, a Wyoming limited liability company (the "*Company*"), Goodegg Investments, LLC, a California limited liability company (the "*Manager*"), the existing members, and each of those parties listed on the signature pages of the Operating Agreement or who agree to be bound by the Operating Agreement by way of this joinder agreement (the "*Joinder*").

The undersigned hereby acknowledges that it has received and reviewed a complete copy of the Operating Agreement and agrees that upon execution of this Joinder, such Person shall become a party to the Operating Agreement and shall be fully bound by, and subject to, all of the covenants, terms, and conditions of the Operating Agreement as though an original party thereto and shall be deemed, and is hereby admitted as a Member for all purposes thereof and entitled to all the rights incidental thereto and shall hold their Membership Interests in Units.

Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Operating Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of this _____ day of _____ 20___.

Signed: _____

Name: _____

Title: _____

Accepted by:
**Goodegg Investments, LLC** a California limited
liability company, Company Manager

By: _____

Name: _____

Title: _____



**Wyoming Secretary of State**

Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

# Limited Liability Company
# Articles of Organization

**I.      The name of the limited liability company is:**
Goodegg Wealth Fund II, LLC

**II.     The name and physical address of the registered agent of the limited liability company is:**
Paracorp Incorporated
1912 Capitol Ave Ste 500
Cheyenne, WY 82001

**III.    The mailing address of the limited liability company is:**
18 Bartol Unit 1168
San Francisco, CA 94133

**IV.     The principal office address of the limited liability company is:**
18 Bartol Unit 1168
San Francisco, CA 94133

**V.      The organizer of the limited liability company is:**
Megan McCulloch
706 Wilcox Street, Castle Rock, CO 80104

Signature:     *Megan McCulloch*                    Date:  **12/13/2022**

Print Name:    **Megan McCulloch**

Title:         **Organizer**

Email:         **megan@3pillarslaw.com**

Daytime Phone #:   **(303) 284-3850**

☑ I am the person whose signature appears on the filing; that I am authorized to file these documents on behalf of the business entity to which they pertain; and that the information I am submitting is true and correct to the best of my knowledge.

☑ I am filing in accordance with the provisions of the Wyoming Limited Liability Company Act, (W.S. 17-29-101 through 17-29-1105) and Registered Offices and Agents Act (W.S. 17-28-101 through 17-28-111).

☑ I understand that the information submitted electronically by me will be used to generate Articles of Organization that will be filed with the Wyoming Secretary of State.

☑ I intend and agree that the electronic submission of the information set forth herein constitutes my signature for this filing.

☑ I have conducted the appropriate name searches to ensure compliance with W.S. 17-16-401.

☑ I consent on behalf of the business entity to accept electronic service of process at the email address provided with Article IV, Principal Office Address, under the circumstances specified in W.S. 17-28-104(e).

**Notice Regarding False Filings: Filing a false document could result in criminal penalty and prosecution pursuant to W.S. 6-5-308.**

---

**W.S. 6-5-308. Penalty for filing false document.**

(a) A person commits a felony punishable by imprisonment for not more than two (2) years, a fine of not more than two thousand dollars ($2,000.00), or both, if he files with the secretary of state and willfully or knowingly:

(i) Falsifies, conceals or covers up by any trick, scheme or device a material fact;

(ii) Makes any materially false, fictitious or fraudulent statement or representation; or

(iii) Makes or uses any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry.

---

☑ I acknowledge having read W.S. 6-5-308.

**Filer is:**   ☑ An Individual      ☐ An Organization

**Filer Information:**
**By submitting this form I agree and accept this electronic filing as legal submission of my Articles of Organization.**

Signature:     *Megan McCulloch*                         Date:  **12/13/2022**

Print Name:    **Megan McCulloch**

Title:         **Organizer**

Email:         **megan@3pillarslaw.com**

Daytime Phone #:   **(303) 284-3850**

# Consent to Appointment by Registered Agent

**Paracorp Incorporated**, whose registered office is located at **1912 Capitol Ave Ste 500, Cheyenne, WY 82001**, voluntarily consented to serve as the registered agent for **Goodegg Wealth Fund II, LLC** and has certified they are in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

I have obtained a signed and dated statement by the registered agent in which they voluntarily consent to appointment for this entity.

Signature:      *Megan McCulloch*                              Date:   **12/13/2022**

Print Name:      **Megan McCulloch**

Title:      **Organizer**

Email:      **megan@3pillarslaw.com**

Daytime Phone #:      **(303) 284-3850**

# STATE OF WYOMING
## Office of the Secretary of State

I, KARL ALLRED, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF ORGANIZATION

**Goodegg Wealth Fund II, LLC**

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **13th** day of **December**, **2022** at **5:43 PM.**

Remainder intentionally left blank.



Filed Date: 12/13/2022

_____
Secretary of State

Filed Online By:

Megan McCulloch

on 12/13/2022

INTERESTS REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER THE FEDERAL SECURITIES LAWS OR THE SECURITIES LAWS OF ANY STATE. THE INTERESTS MAY NOT BE OFFERED FOR SALE, SOLD, PLEDGED OR OTHERWISE DISPOSED OF UNLESS SO REGISTERED OR QUALIFIED OR UNLESS AN EXEMPTION EXISTS, THE AVAILABILITY OF WHICH IS ESTABLISHED BY AN OPINION OF COUNSEL (WHICH OPINION AND COUNSEL SHALL BOTH BE SATISFACTORY TO THE MANAGER). TRANSFER IS ALSO RESTRICTED BY THE TERMS OF THIS AGREEMENT AND TRANSFERS WHICH VIOLATE THE PROVISIONS OF THIS AGREEMENT MAY BE VOID OR VOIDABLE.

<br>

**OPERATING AGREEMENT**

**OF**

**GOODEGG WEALTH FUND II, LLC**

**A WYOMING LIMITED LIABILITY COMPANY**

**Dated as of December 13, 2022**

# TABLE OF CONTENTS

**List of Schedules**

| | |
|---|---|
| Schedule A | Investor Contributions |
| Exhibit A | Management Fees and Compensation |
| Exhibit B | Examples of Class F Member Catch Up |
| Exhibit C | Form of Joinder Agreement |

# OPERATING AGREEMENT

## OF

## GOODEGG WEALTH FUND II, LLC

THIS OPERATING AGREEMENT effective as of December 13, 2022 (the "*Effective Date*"), is made by and among GOODEGG WEALTH FUND II, LLC, a Wyoming limited liability company (the "*Company*"), Goodegg Investments, LLC, a California limited liability company (the "*Manager*"), and the undersigned members and each of those parties listed on the signature pages hereto or who agree to be bound by the terms of this Agreement by way of joinder, or who shall hereafter be admitted as members pursuant to Section 4.3 and Article 7 of this Agreement (collectively, the "*Members*").

## RECITALS

WHEREAS, the Company was formed under the Act on December 13, 2022, by filing Articles of Organization with the Wyoming Secretary of State office; and

WHEREAS, the Members now desire to enter into this Agreement to reflect the agreement among the Members, the Manager, and the Company.

NOW, THEREFORE, in consideration of the mutual promises, agreements and obligations set forth herein, the Company, the Manager and the Members agree to be governed by the provisions set forth herein.

## ARTICLE 1. DEFINITIONS

Section 1.1 <u>Defined Terms</u>. For purposes of this Agreement, the following terms have the meanings indicated.

"*Act*" means the Wyoming Limited Liability Company Act, as amended from time to time.

"*Additional Capital Contribution*" means additional consideration contributed to the Company by each Member (including any Additional Member) other than the Initial Capital Contribution and any Subsequent Capital Contributions.

"*Additional Member*" means any person not previously a Member who acquires Units and is admitted as a Member. An Additional Member may become a Member of the Company, or they may merely hold a Participation Interest in the Company.

"*Affiliate*" means any of the following persons or any person who controls, is controlled by, or is under common control with any of the following persons: a Member; a Member's Immediate Family member; or a Legal Representative, successor, Assignee, or trust for the benefit of a Member or any Member's Immediate Family members. For purposes of this definition, *control* means the direct or indirect power to direct or cause the direction of the person's management and policies, whether by owning voting securities, partnership, or other ownership interests; by contract; or otherwise.

"*Agreement*" means this Company Operating Agreement, as amended from time to time.

"*Applicable Law*" means the Act, the Code, the Securities Act, all pertinent provisions of any agreements with any Governmental Authority and all pertinent provisions of any Governmental Authority's: (i) constitutions, treaties, statutes, laws, common law, rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders; (ii) consents or approvals; and (iii) orders, decisions, advisory opinions, interpretative opinions, injunctions, judgments, awards, and decrees.

"*Articles of Dissolution*" has the meaning set forth in Section 8.6.

"*Articles of Organization*" has the meaning set forth in the Recitals.

"*Assignee*" means the recipient of Units by assignment.

"*Business Day*" means a day other than a Saturday, Sunday, or other day on which federal banks are authorized or required to close.

"*Capital Account*" means the account established and maintained for each Member under Treasury Regulation Section 1.704-1(b)(2)(iv), as amended from time to time and is further defined in Section 5.2.

"*Capital Call*" has the meaning set forth in Section 5.3(a).

"*Capital Contribution*" means the total cash and other consideration contributed and agreed to be contributed to the Company by each Member. Each is shown in <u>Schedule A</u>, attached to and incorporated into this Agreement. Any reference in this Agreement to the Capital Contribution of a current Member means the Total Capital Contribution by such Member as defined in Section 5.1.

"*Capital Contribution Commitment*" has the meaning set forth in Section 5.3(a).

"*Capital Return*" has the meaning set forth in Section 6.4(f).

"*Cash Transaction*" has the meaning set forth in Section 6.4(f).

"*Class A Units*" has the meaning set forth in Section 4.1(a)(1).

"*Class B Units*" has the meaning set forth in Section 4.1(a)(1).

"*Class C Units*" has the meaning set forth in Section 4.1(a)(1).

"*Class D Units*" has the meaning set forth in Section 4.1(a)(1).

"*Class E Units*" has the meaning set forth in Section 4.1(a)(1).

"*Class F Units*" has the meaning set forth in Section 4.1(a)(2).

"*Code*" means the Internal Revenue Code of 1986, as amended.

"*Company*" has the meaning set forth in the Introduction.

"*Defaulting Member*" has the meaning set forth in Section 5.3(b).

"*Deployed Funds*" has the meaning set forth in Section 5.3(c).

"*Effective Date*" has the meaning set forth in the Introduction.

"*Event of Cause*" has the meaning set forth in Section 3.2.

"*Fair Market Value*" means the price an asset would sell for on the open market when certain conditions are met, such as that the parties involved are aware of all the facts, are acting in their own interest, are free of any pressure to buy or sell, and have ample time to make the decision.

"*Immediate Family*" means any Member's spouse or spousal equivalent (but not a spouse or spousal equivalent who is legally separated from the person under a decree of divorce or separate maintenance), parents, parents-in-law, descendants (including descendants by adoption), spouses or spousal equivalents of descendants (but not a spouse or spousal equivalent who is legally separated from the person under a decree of divorce or separate maintenance), brothers, sisters, sons-in-law, daughters-in-law, brothers-in-law, sisters-in-law, and grandchildren-in-law.

"*Initial Capital Contribution*" has the meaning set forth in Section 5.1.

"*IRR*" has the meaning set forth in Section 6.4(f).

"*Legal Representative*" means an individual who represents or stands in the place of another individual under authority recognized by law with respect to that other individual's property or interests.

"*Manager*" means any individual or legal entity designated in this Agreement as a Manager. A Manager conducts the business of the Company and is authorized to exercise the powers and duties of Manager detailed in this Agreement. The Manager is identified in the Introduction.

"*Member*" means any person designated in this Agreement as a Member or any person who becomes a Member under this Agreement.

"*Member Designation*" has the meaning set forth in Section 13.1.

"*Membership Interest(s)*" has the meaning set forth in Section 4.2(e).

"*Net Capital Contributions*" has the meaning set forth in Section 6.4(f).

"*Net Cash Proceeds*" has the meaning set forth in Section 6.4(f).

"*Net Distributable Cash*" has the meaning set forth in Section 6.4(a).

"*Non-Deployed Funds*" has the meaning set forth in Section 5.3(c).

"*Offering*" has the meaning set forth in Section 2.1.

"*Participation Interest*" has the meaning set forth in Section 4.3(b).

"*Partnership Representative*" has the meaning set forth in Section 13.5.

"*Percentage Interest*" means, with respect to any Member, a fraction (expressed as a percentage), the numerator of which is the total number of Units held by such Member and the denominator of which is the total number of Units outstanding.

"*Preferred Return*" has the meaning set forth in Section 6.4(f).

"*Preferred Return Balance*" has the meaning set forth in Section 6.4(f).

"*Property*" and "*Properties*" have the meaning set forth in Section 2.1.

"*Securities Act*" has the meaning set forth in Section 12.4.

"*Selling Member*" has the meaning set forth in Section 7.2(a).

"*Sponsor*" means Goodegg Syndication I, LLC, a Wyoming limited liability company.

"*Subscription Agreement*" has the meaning set forth in Section 5.3(a).

"*Subsequent Capital Contribution*" has the meaning set forth in Section 5.3(a).

"*Total Capital Contribution*" has the meaning set forth in Section 5.1.

"*Transfer Value*" has the meaning set forth in Section 7.3.

"*Units*" means the fractional ownership interest and rights of a Member in the Company, including the Member's right to a distributive share of the profits and losses, the distributions, and the property of the Company. All Units are subject to the restrictions on transfer imposed by this Agreement. Each Member's Units are personal property and no Member will acquire any interest in any of the assets of the Company. A Unit may be further defined as a "*Class A Unit*," a "*Class B Unit*," a "*Class C Unit*," a "*Class D Unit*," a "*Class E Unit*," or a "*Class F Unit*."

"*Voluntary Capital Call*" has the meaning set forth in Section 5.4

Section 1.2 <u>Interpretation; Terms Generally</u>. The definitions set forth in Section 1.1 and elsewhere in this Agreement apply equally to both the singular and plural forms of the terms defined. Unless otherwise indicated, the words "include," "includes," and "including" are to be read as being followed by the phrase "without limitation." The words "herein," "hereof," and "hereunder" and words of similar import are to be read to refer to this Agreement (including any Appendices, Schedules and Exhibits hereto) in its entirety and not to any part hereof. All references herein to Articles, Sections, Appendices, Schedules and Exhibits refer to Articles and Sections of the body of, and the Appendices, Schedules, and Exhibits to, this Agreement, unless otherwise specified. Article or Section titles or captions contained in this Agreement are inserted only as a matter of convenience and references, and such Article or Section titles or captions in no way define, limit, extend, or describe the scope of this Agreement nor the intend of any provisions hereof. Unless otherwise specified, any references to any agreement or other instrument or to any statute or regulation (including in each case references in Section 1.1)) are to such agreement, instrument, statute, or regulation as amended, supplemented, or restated from time to time (and, in the case of a statute or regulation, to any corresponding provisions of successor statutes or regulations). Any reference in this Agreement to a "day" or number of "days" that does not refer explicitly to a Business Day or Business Days is to be interpreted as a reference to a calendar day or number of calendar days. If any action or notice is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action or notice may be deferred until, or may be taken or given on, the next Business Day.

## ARTICLE 2. THE COMPANY

Section 2.1  Purpose. The Company is organized primarily to raise money through a 506(c) private equity offering under the Securities Act and Regulation D promulgated thereunder (the "*Offering*") and to pool such funds and use them to invest in, manage, and operate a portfolio of multifamily apartment communities located primarily in Arizona, Texas, North Carolina, South Carolina, and Florida, however the Company reserves the right to invest in properties located anywhere in the United States (the "*Property*" or the *Properties*"). Notwithstanding the foregoing, the Company may conduct any legal and lawful business pursuant to the Act.

Section 2.2  Business Office; Records; Access to Company Records. The principal business office of the Company shall be located at 18 Bartol Unit 1168, San Francisco, CA 94133, or such other place as the Manager of the Company may designate. The mailing address of the Company is 18 Bartol Unit 1168, San Francisco, CA 94133. The following documents, books and records shall be maintained at the principal place of business of the Company and each Member shall have access thereto during ordinary business hours:

(a)  a list of the names and the addresses of present Members and Manager;

(b)  a copy of the Articles of Organization and all amendments, plus any power of attorney pursuant to which any amendment has been executed;

(c)  minutes of Member meetings;

(d)  a statement describing Capital Contributions and rights to distributions upon Member resignations, which may be contained in this Agreement, as amended from time to time;

(e)  any written consents of Members to action without a meeting, and

(f)  copies of the Company's federal, state and local income tax returns and financial statements for the last three years.

Section 2.3  Additional Documents. Each Member hereby agrees to execute and deliver to the Company, within five days after receipt of a written request, such certificates, instruments and other documents and to take such other action as the Company reasonably deems necessary or advisable to comply with all requirements for the operation of a limited liability company under the Act and as necessary or, in the judgment of the Manager, advisable to comply with the laws of any other jurisdiction where the

Company elects to do business, and to enable the Company to fulfill its responsibilities under this Agreement.

ARTICLE 3. MANAGEMENT

Section 3.1 <u>Management by Manager; Number of Manager; Initial Manager</u>. The business and affairs of the Company shall be managed by the Manager, and management shall not be reserved to the Members. The Manager may designate officers of the Company for the day-to-day operations. No person, firm or corporation dealing with the Company shall be required to inquire into the authority of the Manager or officer to take any action or make any decision. On the Effective Date, there shall initially be one Manager: Goodegg Investments, LLC, a California limited liability company. The Manager shall be entitled to certain compensation, fees, and other forms of remuneration from the Company in addition to reimbursement of its expenses. See "<u>Exhibit A - Management Fees and Compensation</u>" attached hereto.

Section 3.2 <u>Qualifications of Manager; Method of Filling Vacancies; Resignation and Removal</u>. A Manager need not be a Member of the Company. A Manager may resign at any time. The Members may not remove the Manager except upon an Event of Cause. Additional Managers may be appointed by the Manager, or, if more than one Manager is serving, by majority vote of the Managers.

(a) In the event no Manager is serving, a vacancy shall be filled by the majority vote of Members entitled to vote on a matter or by written consent of Members pursuant to Section 4.4(d) of this Agreement. Except as otherwise provided by the Act or the Articles of Organization, each Manager, including a Manager elected to fill a vacancy, shall hold office until the Manager's death, bankruptcy, mental incompetence, resignation or removal.

(b) A Manager may be removed only upon an Event of Cause with the vote of 85% of the Interests of the Members. For purposes of removal of a Manager, an "Event of Cause" shall mean any of the following:

(1) a material breach by the Manager of its covenants under this Agreement that has a material adverse effect on the Company, and the continuation thereof for a 30-day period after written notice has been given to the Manager specifying such breach, and requiring such breach be remedied; or

(2) any act of fraud, gross negligence or willful misconduct by the Manager in the performance of its obligations under this Agreement.

(c) The proposed removal of any Manager shall first be subject to written notice setting forth the alleged basis for the removal. Upon receipt of written notice, the recipient Manager shall have up to thirty (30) days to cure the alleged basis for removal. Any dispute regarding whether the alleged basis has been cured shall be subject to the dispute resolution provisions of Article 9. For purposes of Section 3.2(b)(i), "material" means having a dollar value in excess of $75,000 or is an act for which the Company's privilege licenses could be suspended or revoked.

(d) Following a removal for an Event of Cause, the former Manager shall not be entitled to any further compensation, fees or other forms of remuneration from the Company, including those set forth on <u>Exhibit A</u>, but a former Manager will continue to receive distributions based on their status as a Class A, B, C, D, or E Member, as applicable, in accordance with Section 6.4. Any Manager who holds Class A, B, C, D, of E Units as a Member in the Company, shall not forfeit such Units in the Company solely as a result of their removal. However, a former Manager shall immediately forfeit their Class F Units upon resignation or removal for an Event of Cause (unless the remaining Managers unanimously agree otherwise), and such Units shall be distributed to the remaining Class F Members on a *pro rata* basis or as they otherwise agree.

(e) A Manager who is removed, but still holds Membership Interests as a Class A, B, C, D, or E Member, may not cast a vote to appoint themselves as Manager any time after they have been removed as such. A former Manager holding Class A, B, C, D, or E Units is entitled to vote to elect a new Manager, but, once removed, may never cast a vote electing themselves as Manager.

Section 3.3 <u>Rights and Duties of the Manager</u>.

(a) <u>General</u>. The Manager shall participate in the direction, management, and control of the business of the Company to the best of its ability. In the event there is ever more than one Manager, the Managers shall in all cases act as a group. Unless otherwise stated within this Agreement, the Manager shall take action upon the vote or consent of the majority of Managers. Any vote of the Managers may be taken at a meeting called for such purpose, or in lieu of a meeting, by unanimous written consent of the Managers. In the event the Managers reach a deadlock on a Voting Matter, the Company shall confer with a neutral third-party mediator. The principals of Goodegg Investments, LLC, Julie Lam and Annie Dickerson, shall have signatory authority as Manager of the Company.

(b) <u>General Authorization</u>. Subject to any specific limitations contained in this Agreement, the Manager shall:

(1) have full, exclusive and complete authority and discretion in the management and control of the affairs of the Company;

(2) make all decisions affecting the Company's affairs and perform, when appropriate in their judgment, any and all acts or activities customary or incident to the management of the Company's business;

(3) conduct the business of the Company to the best of its ability in a good and businesslike manner; and

(4) devote to the Company such of the Manager's time as reasonably is needed by the business contemplated under this Agreement, but the Manager shall not otherwise be required to devote their full time to the conduct of the Company's affairs.

(c) <u>Specific Authorization</u>. Without limiting the foregoing powers conferred upon the Manager within, it is hereby expressly declared that the Manager shall have the authority to take the following actions without further authorization by the Members so long as the Manager approves of such actions as set forth in Section 3.3(a) above:

(1) to issue additional Units in the Company;

(2) to appoint, employ, remove, suspend or discharge such officers, agents, contractors, and subordinate managers, permanently or temporarily, as from time to time he, she or it may deem advisable; to determine the duties of each such person; and to fix and change the salaries or other terms of employment of each such person;

(3) to execute and deliver on behalf of the Company: all bills of sale, assignments, deeds and other instruments of transfer covering or affecting the sale of Company property; all checks, drafts and other orders for the payment of Company funds; all contracts or instruments concerning the acquisition or disposition of Company assets; all promissory notes, mortgages, deeds of trust, security agreements and other similar documents; and all other instruments of any kind or character relating to the affairs of the Company; and to determine who shall be authorized to sign such instruments and documents. Instruments and documents providing for the acquisition, mortgage or disposition of

property of the Company shall be valid and binding upon the Company if approved as set forth in Section 3.3(a) above.

(4) to sell, exchange, or otherwise dispose of any assets of the Company, any real property of the Company, subject to the provisions of this agreement;

(5) to borrow money or incur capital expenditures for the Company from banks, other lending institutions, individuals or the Members and, in connection therewith, to hypothecate, encumber and grant security interests in the property of the Company to secure repayment of the borrowed sums;

(6) to approve the admission of new Members pursuant to Section 4.3;

(7) to make an assignment of the Company property in trust for creditors or on the assignee's promise to pay the debts of the Company;

(8) to approve the terms of any joint venture that the Company may enter into with another Person, including any fees or compensation that may be paid to another Person for its role in acquiring and managing the Properties;

(9) to approve the terms of any tenants in common agreement to invest in the Properties with another Person;

(10) to confess a judgment; or

(11) to make administrative and clerical amendments to this Agreement, to include Schedule A.

(d) <u>Limitation on Manager Power</u>. Notwithstanding anything else contained herein, the Manager shall not do the following without the consent of Members holding a majority of the Units:

(1) approve a plan of merger or consolidation of the Company with or into one or more persons; or

(2) amend this Agreement, except as otherwise provided herein.

Section 3.4 <u>Indemnification of Manager, Officers, Employees and Other Agents</u>.

(a) The Company shall indemnify an individual made a party to a proceeding because he, she, or it is or was a Manager, officer, employee, agent or Member of the Company against liability incurred in the proceeding if:

(1) he, she, or it conducted himself, herself or itself in good faith; and

(2) he, she, or it reasonably believed that his, her, or its conduct was in (or at least not opposed to) the Company's best interest; and

(3) in the case of any criminal proceeding, he, she, or it had no reasonable cause to believe his, her, or its conduct was unlawful.

(b) The Company shall pay for or reimburse the reasonable expenses incurred by a Manager, officer, employee, agent or Member of the Company who is a party to a proceeding in advance of final disposition of the proceeding if:

(1) the individual or entity furnishes the Company a written affirmation of his, her, or its good faith belief that he, she, or it has met the standard of conduct described herein;

    a. determination is made by the Manager (not including any person seeking advancement of expenses under this Section 3.4(b)) that the facts then known to those making the determination would not preclude indemnification under the law; and

b. the individual or entity furnishes the Company a written undertaking executed by him, her, or it, or on his, her, or its behalf, to repay the advance if it is ultimately determined that he, she, or it did not meet the standard of conduct. The undertaking required by this paragraph (b)(3) shall be an unlimited general obligation but need not be secured and may be accepted without reference to financial ability to make repayment.

(c) The indemnification and advance of expenses authorized in this Agreement shall not be exclusive to any other rights to which any Manager, officer, employee, agent or Member may be entitled under the Act, the Articles of Organization, any agreement, vote of Members or otherwise.

(d) This Section 3.4 shall not be interpreted to limit in any manner the indemnification or right to advancement for expenses of any party who would otherwise be entitled thereto. This Section 3.4 shall be interpreted as mandating indemnification and advancement of expenses to the extent permitted by law.

(e) The Company shall not indemnify and exculpate the Manager for actions taken in its capacity as Manager if such actions constitute fraud, gross negligence or willful misconduct.

(f) No Member or Manager, in his, her or its capacity as such, shall have fiduciary or other duties to the Company or the other Members as a result of serving in such ownership or Manager capacity, except as specifically stated in this Agreement or to the extent not permitted by Applicable Law to be waived. The parties to this Agreement agree that the provisions of this Agreement replace such other duties and liabilities of such persons to the extent that they restrict, replace or are inconsistent with the duties (including fiduciary duties) and liabilities of any Member or Manager otherwise existing at law or in equity.

(g) The sole duty of any Manager shall be that of good faith and fair dealing. A Manager who so performs shall not have any liability to the Company, the other Members or Participation Interest holders by reason of being or having been a Manager of the Company. The Manager does not, in any way, guarantee the return of the Capital Contributions of any Member or Participation Interest holder, or a profit from the operations of the Company. The Manager shall not be liable to the Company or to any Member or Participation Interest holder for any loss or damage sustained by the Company or any Member, transferee or assignee.

(h) The Manager and its Affiliates may engage independently or with others in other business ventures of every nature and description. The pursuit of other ventures and activities by the Manager and its Affiliates, even if directly competitive with the business of the Company, will not be deemed wrongful or improper. The Manager and its Affiliates will not be obligated to present any particular business or investment opportunity to the Company or any Member even if such opportunity is of a character which, if so presented, might or would be accepted.

(i) The Members acknowledge that (i) the Manager and its Affiliates use confidential and proprietary information and trade secrets to develop and continue to develop, construct, hold, and operate real property, and (ii) the Manager continues to investigate various potential sites for development and undertakes demographic, market, and construction trends, development incentives, financing sources, and otherwise uses their confidential and proprietary information and trade secrets to create assets that have significant value and are the confidential property and rights of the Manager and its Affiliates and each Member agrees not to disclose such information. Confidential information will not include information that (i) is or becomes generally available to the public other than as a result of a disclosure by a Member in violation of this Agreement; (ii) is or has been independently developed or conceived by such Member without use of such confidential information; or (iii) becomes available to such Member on a nonconfidential basis from a source other than the Company, another Member of the company or any of their respective representatives, provided, that such source is not known by the receiving Member to be bound by a confidentiality agreement regarding the Company.

Section 3.5 <u>Reports</u>. The Manager shall distribute the following reports to all Members:

(a) Quarterly. The following reporting items will be delivered to Members via e-mail or the investor portal on a quarterly basis, no later than the 30th day of the month following the close of the quarter:

(1) Balance sheet

(2) Income statement

(3) Calculation of Company performance (quarterly, year to date, and since inception)

Section 3.6 <u>Audited Financials</u>. If the Manager determines it is necessary, the Company's books and records shall be audited annually by independent accountants. In such a case, the Company will cause each Member to receive (a) within 90 days after the close of each fiscal year, audited financial statements, including a balance sheet and statements of income and Members' equity for the fiscal year then ended, and (b) within 75 days, or as soon as practicable, after the close of each fiscal year such tax information as is necessary for him or her to complete his or her federal income tax return.

Section 3.7 <u>Manager Compensation</u>. The Manager intends to charge certain fees pertaining to the operations and administration of the Company, in addition to fees to be paid upon the acquisition of and regarding the management and operations of each Property. See "<u>Exhibit A - Management Fees and Compensation</u>."


## ARTICLE 4. <u>RIGHTS AND OBLIGATIONS OF MEMBERS</u>

Section 4.1 <u>Creation and Issuance of Units and Other Interests</u>.

(a) Each Member shall be designated the holder of a certain number of Units, as set forth on <u>Schedule A</u>. Initially there are six class of Units; Class A, Class B, Class C, Class D, Class E, and Class F Units.

(1) Class A, B, C, D, and E Units. Class A, B, C, D, and E Units are provided limited voting rights, as defined in this Article, with no managerial or decision-making authority in the Company affairs, except as defined in Section 3.2, Section 4.4, Section 13.3, and Section 13.4, and shall have preferential distribution rights, as set forth in Section 6.4(c).

(2) Class F Units. The Manager is also the Sponsor on the Offering and will have Membership Interests in the Company in the form of Class F Units.

(3) Each Member's Percentage Interest shall be set forth on <u>Schedule A</u>, as may be amended from time to time by the Manager to reflect all outstanding Units. Except as provided in Section 5.2, Percentage Interest is determined by the number of Units held by a Member divided by the total number Units outstanding, or class of Units outstanding, as applicable.

(b) The Manager is authorized to cause the issuance of additional Units beyond those outstanding on the Effective Date, including Units in one or more classes, or one or more series of such classes, which classes or series shall have, subject to the provisions of Applicable Law, such designations, preferences and relative, participating, optional, or other special rights as shall be fixed by the Manager.

(c) The Company is authorized to cause the issuance of any other types of interests in the Company from time to time to Members or other persons on terms and conditions established by the Manager. Such interests may include unsecured and secured debt obligations of the Company, debt obligations of the Company convertible into Units, and options, rights or warrants to purchase any such Units.

(d) As used throughout this Agreement, the term Member shall refer to both Members and Participation Interest holders, as defined below, except with regard to matters to be voted upon, as Participation Interest holders are not entitled to vote.

Section 4.2 <u>Rights and Obligations</u>.

(a) No Member shall:

(1) be personally liable for any of the debts or obligations of the Company;

(2) have the power to sign for or to bind the Company;

(3) be entitled to the return of such Member's contributions to the Company except to the extent, if any, that distributions made pursuant to this Agreement may be considered as such by law, or upon dissolution of the Company, and then only to the extent provided for in this Agreement; or

(4) withdraw from the Company except upon the dissolution and winding up of the Company or otherwise as permitted in this Agreement.

(b) A Member is liable to the Company:

(1) for the difference between his, her or its contributions to capital as actually made and those stated in <u>Schedule A</u> of this Agreement as having been made; and

(2) for any unpaid contribution to capital which he, she or it agreed in <u>Schedule A</u> of this Agreement to make in the future at the time and on the conditions stated in <u>Schedule A</u> of this Agreement.

(c) A Member holds as trustee for the Company:

(1) specific property stated in <u>Schedule A</u> of this Agreement as contributed by such Member, but which was not contributed, or which has been wrongfully or erroneously returned; and

(2) money or other property wrongfully paid or conveyed to such Member on account of his, her or its contribution.

(d) The liabilities of a Member as set out in this Section 4.2 can be waived or compromised only by the consent of the Members, but a waiver or compromise shall not affect the right of a creditor of the Company who extended credit or whose claim to enforce the liabilities arose after the filing and before a cancellation or amendment of the Articles of Organization.

(e) The Member's interest in the Company (also referred to in this Agreement as "*Membership Interest*") is determined by the number of Units held by each Member, even though such ownership may be different from (more or less) than the Member's proportionate capital account. The Company is not obligated to issue certificates to represent Units. Only Units owned by Members entitled to vote may vote on any matter as to which this Agreement requires or permits a vote.

Section 4.3 <u>Admission of Members; Nature and Transfer of Interest</u>.

(a) Additional Members may be admitted to the Company only with the consent of the Manager and the written acceptance and adoption by such new Member of all of the terms of this Agreement.

(b) The interest of all Members in the Company constitutes the personal estate of the Member and may be transferred or assigned as provided in Article 7 of this Agreement. If the Manager does not approve of the proposed transfer or assignment, the transferee of the Member's interest in the Company shall have no right to participate in the management of the business and affairs of the Company through voting or otherwise or to become a Member. The transferee shall only be entitled to receive the share of profits or other compensation by way of income and the return of contributions that the transferring Member would otherwise be entitled. The interest acquired by any such transferee, which may consist of no more than the right to participate in distributions of assets, income and return of capital is herein referred to as a "*Participation Interest.*"

Section 4.4 <u>Meetings of Members; Voting</u>.

(a) It is desirable that periodic meetings of the Members be held to inform the Members of the business and financial condition of the Company and to take any actions required or desirable to be taken at a meeting. Therefore, meetings of Members may be held, at such time, date and place as determined by the Manager.

(b) Special meetings of the Members to vote upon any matters as to which the Members are authorized to vote under this Agreement may be called at any time by the Manager, by causing a written notice to be given, either in person, via electronic mail or by registered mail to each Member, delivered ten days in advance, stating that a meeting will be held at a fixed time at a designated place or by telephone conference call. Notice of any meeting may be waived if evidenced by a written waiver of notice or by a Member's attendance and participation at a meeting.

(c) The vote of the Members, whether at a physical meeting, telephonic meeting, or by written consent, shall be binding upon the Manager when approved by the necessary voting thresholds set forth elsewhere in this Agreement.

(d) Any vote of the Members may be taken either at a meeting called for such purpose pursuant to the provisions of this Section or, in lieu of a meeting, by the written consent of the Members (including Members necessary to establish a quorum for the purpose of conducting business) as would be required to authorize, approve, ratify or otherwise consent to such action under the Act and this Agreement (which may be less than all of the Members, in which event a copy thereof shall be sent to each of the Members entitled to vote upon such matter who did not sign the consent) at a meeting where all issued and outstanding Units which are entitled to vote at such meeting were represented either in person or by proxy and voted on such matter.

(e) A Member entitled to vote may vote at any meeting of Members either in person, by telephone, video conference or by proxy executed in writing by the Member or his, her or its duly authorized attorney in fact. For each matter upon which Members are granted the right to vote by this Agreement or by the Act, each Member shall be entitled to one vote per Unit. At all meetings of Members, a majority of the Units shall constitute a quorum, and action shall be taken upon the affirmative vote of Members holding a majority of the Units of such class or group then outstanding (either in person or by proxy), unless a greater vote is required by this Agreement or the Act. Only Members shall have the right to vote; the holder of a Participation Interest shall have no right to vote upon any matter as to which Members are granted a right to vote.

Section 4.5. <u>Preparation for Sale of Property; Prospective Sale of Property</u>. The Manager reserves the right, at the Manager's sole discretion, to determine the terms of any prospective sale, refinance, or other disposition of any of the Properties or any Company assets.

Section 4.6. <u>Company Repurchase Right</u>. The Company has the right, but not the obligation, to repurchase the Membership Interests of any Defaulting Member. The purchase price for such Defaulting Member's Membership Interests shall be the return of such Defaulting Member's Net Capital Contribution. Once such Defaulting Member's Membership Interest are repurchased, such Defaulting Member shall no longer be a Member in the Company or subject to this Agreement including the rights and obligations associated therewith and the benefits associated thereto.

## ARTICLE 5. CAPITAL CONTRIBUTIONS

Section 5.1  Capital Contributions. The names of the Members and their respective initial Capital Contributions shall consist of the amounts shown on Schedule A to this Agreement ("*Initial Capital Contribution*," described further in Section 5.3(a) below). A Member's Initial Capital Contribution are due upon execution of this Agreement and pursuant to Section 5.3 below. Schedule A shall reflect a Member's Initial Capital Contributions, any Subsequent Capital Contributions (defined below in Section 5.3(a)), and any Additional Capital Contributions, which collectively shall be the Member's "*Total Capital Contribution*." Schedule A may be amended by the Manager from time to time to reflect Subsequent and Additional Capital Contributions made by Members.

Section 5.2  Capital Accounts. An individual capital account shall be maintained for each Member. The capital interest of each Member shall consist of such Member's Initial Capital Contribution (a) increased by (i) any Subsequent and Additional Capital Contribution and (ii) such Member's share of Company profits and (b) decreased by (i) such Member's share of Company losses and (ii) distributions to such Member. In the event any Company property is distributed in-kind, capital accounts shall first be adjusted to reflect the manner in which the unrealized income, gain, loss and deduction inherent in such property (that has not previously been reflected in capital accounts) would be allocated, pursuant to Article 5 hereof, to the Members if there were a taxable disposition of such property for its Fair Market Value (taking into account Section 7701(g) of the Code on the date of distribution.

Section 5.3  Capital Calls.

(a)  Upon execution of the subscription agreement the ("*Subscription Agreement*") associated with the Offering, prospective Members shall commit to a total Capital Contribution amount ("*Capital Contribution Commitment*") as set forth in the Subscription Agreement. The Manager reserves the right, in its sole discretion, to require the prospective Member to submit his, her, or its entire Capital Contribution Commitment at the time that the prospective Member signs and submits the Subscription Agreement. Alternatively, the Manager may require only a portion of the Capital Contribution Commitment be submitted at the time the prospective Member signs and submits the Subscription Agreement. In the case that only a portion of the Capital Contribution Commitment is required to be submitted upon signing and submitting the Subscription Agreement, the Manager shall call capital (a "*Capital Call*") from time to time, the amounts and timing of which shall be determined by the Manager in its sole discretion. Each Member shall be required to deliver such additional amounts or remaining balance of his, her, or its Capital Contribution Commitment (each, a "*Subsequent Capital Contribution*") as the Manager determines is necessary, within 10 Business Days of such Capital Call. Prospective Members will become Members in the Company upon (i) delivery of the first installment (or entire amount, as applicable) of their Capital Contribution Commitment (the Member's Initial Capital Contribution) and (ii) signing of a Joinder to this Agreement, the form of which is attached hereto as Exhibit C.

(b)  Any failure by a Member to deliver the amount of its Capital Contribution Commitment that is called in a Capital Call within 10 Business Days, subject to extension by the Manager on a case-by-case basis, shall result in such Member be deemed in default of its obligations under this Agreement (such Member, a "*Defaulting Member*"), and such Defaulting Member's Membership Interests shall be subject to the Company Repurchase Right as set forth in Section 4.6.

(c)  The Company reserves the right to deploy only such funds as are required to acquire a new Property or to conduct operations on existing Properties ("*Deployed Funds*"). The Company will deploy such funds from Members on a *pro rata* basis. Any funds not deployed ("*Non-Deployed Funds*") shall not accrue a Preferred Return as set forth in Section 6.4, but instead shall bear interest at a rate of 2%

per annum, non-compounding, accruing as to each Member starting 45 calendar days from the date of when such Member submits his, her, or its Initial Capital Contribution or Subsequent Capital Contribution, as applicable. Once Non-Deployed Funds are deployed, they will then be considered Deployed Funds and, upon their deployment, the 2% interest accrual shall cease and such funds will begin to accrue the Preferred Return pursuant to Section 6.4.

Section 5.4 <u>Voluntary Capital Calls</u>. Should the Manager determine that additional capital is required pursuant to 5.5(c) below, the Manager may call capital (a "*Voluntary Capital Call*"), and such Voluntary Capital Call shall not be mandatory, however, if a Member chooses not to make and Additional Capital Contribution pursuant to such Voluntary Capital Call, such Member's Membership Interest in the Company shall be reduced accordingly.

Section 5.5 <u>Additional Capital Requirements</u>. If the Manager determines additional capital is required by the Company, the Manager may secure capital in any of the following ways:

(a) Internal Debt. The Manager may enter into debt financing agreements with current Company Members, at terms that are agreeable in the sole discretion of the Manager.

(b) External Debt. The Manager may secure debt financing from non-members of financial institutions, at terms that are agreeable in the sole discretion of Manager;

(c) Internal Equity. The Manager may issue additional Units to current Members, comprised of Class A, Class B, Class C, Class D, Class E, or Class F Units, or may issue a Unit from a new class of units;

(d) External Equity. The Manager may issue additional Units to new members, comprised of Class A, Class B, Class C, Class D, Class E, or Class F Units, or may issue a Unit from a new class of units;

Section 5.6 <u>Automatic Redemption and Withdrawal of Class A Members</u>. Once each Class A Member achieves (i) a Capital Return and (ii) and the satisfaction of its Preferred Return Balance in accordance with Section 6.4, each Class A Member shall be automatically withdrawn from the Company and his, her, or its Membership Interests redeemed. Such redemption and withdrawal shall not require the payment of additional sums to any Class A Member, and such redemption and withdrawal shall be automatic without further action required on the part of the Company, the Manager, or any Member.

## ARTICLE 6. <u>ALLOCATIONS AND DISTRIBUTIONS</u>

Section 6.1 <u>Allocations</u>. Subject to this Article 6, items of profits and loss, receipts and expenditures, and all items of income, deduction, credit, gain and loss arising therefrom shall be allocated among the Members in a manner such that the Capital Account of each Member, immediately after giving effect to such allocation, is, as nearly as possible, equal (proportionately) to the amount of the distribution that would be made to such Member if: (a) the Company were dissolved and terminated; (b) the affairs of the Company were wound up and all of the Company assets were sold for cash equal to its Fair Market Value (except that any Company assets actually sold during the current year shall be treated as sold for the actual proceeds of the sale); (c) all Company liabilities were satisfied; and (d) the remaining net assets of the Company were distributed to the Members in accordance with Article 8 immediately after giving effect to such allocation. No Member shall be entitled to receive property or assets other than cash hereunder unless the Company elects to distribute any Company property in-kind. The capital account of each Member shall be maintained and determined in accordance with the capital account maintenance rules of Treasury Regulation Section 1.704-1(b)(2)(iv).

Section 6.2 <u>Qualified Income Offset.</u> In the event any Member receives any adjustments, allocations or distributions described in sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6) of the Treasury Regulations, items of Company income and gain shall be specially allocated to that Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, any capital account deficit of that Member as quickly as possible.

Section 6.3  Adjustments to Capital Accounts. In accordance with Code Section 704(c), income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take into account any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Fair Market Value at the time of contribution. Any elections or other decisions relating to such allocations shall be made by the Manager in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section are solely for purposes of federal income taxes and shall not affect or in any way be taken into account in computing any Member's account or share of items of the Company's income, gains, losses, deductions and credits, or distributions pursuant to any provision of this Agreement.

Section 6.4  Distributions.

(a)  The amount of any distribution of "*Net Distributable Cash*" (defined for the purposes herein with respect to any fiscal year as the excess of all revenues derived by the Company with respect to such period over all expenses incurred by the Company with respect to such period, less amounts reserved under 6.4(b)) shall be determined by the Manager in its sole discretion. In the event the Manager determines Net Distributable Cash will be distributed, it will be distributed to Members no later than 30 days after the close of the quarter.

(b)  The Company shall retain funds necessary to cover its reasonable business needs, which shall include provisions for the payment, when due, of obligations of the Company, including obligations and/or distributions owed to Members, and may retain funds for any other Company purposes. Reserves may include, but are not limited to, (i) all debts and obligations of the Company, including debts being refinanced, (ii) all costs, fees, and expenses incurred in connection with the receipt or collection of proceeds from refinancing, and (iii) any fees owed to the Manager. The amounts of such reserves and the purposes for which such reserves are made shall be determined by the Manager in their sole discretion.

(c)  In addition to the distributions referenced in Section 6.4(e) and Section 8.4, and only after paying other Company obligations and setting aside necessary funds as described in Section 6.4(b), the Company may, at the Manager's discretion, make quarterly distributions of Net Distributable Cash as follows:

(1)  First, to Class A Members, a 9% Preferred Return,

(2)  Second, *pari passu* to Class B Members, a 7% Preferred Return, to Class C Members, an 8% Preferred Return, to Class D Members, a 9% Preferred Return, and to Class E Members, a 10% Preferred Return, in each case in proportion to each Member's respective Preferred Return Balances until each such Member's Preferred Return Balance is reduced to zero;

(3)  Third, to the Class F Member, an amount equal to x% of the total amount distributed in subsection (1) and (2) above, including the amount distributed in this subsection (3), where "x" is 1, minus the weighted average of the percentage splits to the Class A, B, C, D, and E Members shown below in subsection (5), based on the amount of each type of Unit actually sold at the close of the Offering. See Exhibit B for examples of how "x" is calculated.

(4)  Fourth, *pari passu* to Class A, B, C, D, and E Members until each such Member has received distributions in an amount sufficient to achieve its Capital Return;

(5)  Fifth, *pari passu* (i) 70% to the Class B Members and 30% to the Class F Members where the dollar amount to be distributed is based on the weighted pro rata percentage of Class B ownership in the Company, respectively (e.g. if

$100,000 was the weighted pro rata amount, then $70,000 to Class B and $30,000 to Class F), (ii) 75% to the Class C Members and 25% to the Class F Members where the dollar amount to be distributed is based on the weighted pro rata percentage of Class C ownership in the Company, respectively (e.g. if $100,000 was the weighted pro rata amount, then $75,000 to Class C and $25,000 to Class F), (iii) 80% to the Class D Members and 20% to the Class F Members where the dollar amount to be distributed is based on the weighted pro rata percentage of Class D ownership in the Company, respectively (e.g. if $100,000 was the weighted pro rata amount, then $80,000 to Class D and $20,000 to Class F), and (iv) 80% to the Class E Members and 20% to the Class F Members where the dollar amount to be distributed is based on the weighted pro rata percentage of Class E ownership in the Company, respectively (e.g. if $100,000 was the weighted pro rata amount, then $80,000 to Class E and $20,000 to Class F), in each case in proportion to each Member's respective Percentage Interest, until such time as Class B, C, D, and E Members achieve an IRR of 13%;

(6) Thereafter, *pari passu,* 50% to the Class B, C, D, and E Members on the one hand, and 50% to the Class F Member on the other hand, in proportion to each Member's respective Percentage Interest.

(d) The Preferred Return will only accrue from the closing date of the purchase of the first Property until the closing date of the sale or refinancing of a Property that achieves a Capital Return for Members, subject to the limitations set forth in the Section 5.3(c) above.

(e) In the event any bonus depreciation is allocated to the Members, it shall only be allocated (at the Manager's discretion) to the Class B, C, D, E, and F Members.

(f) <u>Definitions for Distributions</u>. The following definitions apply to this Section 6.4.

(1) "*Capital Contributions*" means those sums and other property contributed by the Members pursuant to the Operating Agreement including, without limitation, Initial Capital Contributions, Subsequent Capital Contributions, and Additional Capital Contributions (together, the "*Total Capital Contribution*"), if any; a Member's Total Capital Contribution is that portion of the Capital Contributions contributed by an individual Member.

(2) "*Capital Return*" means the payment to the Class A, B, C, D, and E Members of aggregate distributions, whether out of Net Cash Proceeds or distributions upon refinance or dissolution equal to their respective aggregate unreturned Net Capital Contributions.

(3) "*Cash Transaction*" means any transaction which results in the Company's receipt of cash or other consideration other than Capital Contributions, including, without limitation, proceeds of sales or exchanges or other dispositions of property not in the ordinary course of business, initial financing of the acquisition of the Property, condemnations, recoveries of damage awards, and insurance proceeds which, in accordance with generally accepted accounting principles, are considered capital in nature, but expressly excluding refinancing.

(4) "*Net Capital Contributions*" shall mean the Total Capital Contribution made by a Class A, B, C, D, or E Member to the Company, as reduced by the amount of distributions made by the Company to such member from Net Cash Proceeds and Net Distributable Cash, but excluding distributions of the Preferred Return.

(5) *"Net Cash Proceeds"* are the proceeds received by the Company in connection with a Cash Transaction after the payment of costs and expenses incurred by the Company in connection with such Cash Transaction, including brokers' commissions, loan fees, loan payments, other closing costs, and the cost of any alteration, improvement, restoration, or repair of the Company property including the Property necessitated by or incurred in connection with such Cash Transaction.

(6) "IRR" means the internal rate of return calculated on the timing and amount of all Capital Contributions made by each Member to the Company and distributions made by the Company to such Member including all payments of the Preferred Return previously distributed, all distributions that go towards achieving a Capital Return, and any additional returns generated from Net Distributable Cash from Operations, calculated annually. The internal rate of return is a discount rate (using compounding aligning with the distribution periods) that makes the net present value of these cash flows equal to zero.

(7) *"Preferred Return"* means, (i) as to each Class A Member, a sum equal to 9%; (ii) as to each Class B Member, a sum equal to 7%; (iii) as to each Class C Member, a sum equal to 8%; (iv) as to each Class D Member, a sum equal to 9%, and (v) as to each Class E Member, a sum equal to 10%, in each case per annum, non-compounded times the amount of the Net Capital Contributions of such Member calculated quarterly. The quarterly calculation to begin on the first day of the month following the completion of the first quarter after the purchase of the first Property, to be paid to the extent that (i) the Company has sufficient Net Distributable Cash to pay such Preferred Return, and (ii) the Manager elects, in his sole discretion, to make such payment or defer such payment to a later date. The Preferred Return is retired as to each Member once he, she, or it achieves a Capital Return. Distributions of the Preferred Return do not reduce a Member's Capital Account. Accrual of the Preferred Return is subject to the limitations set forth in Section 5.3(c).

(8) *"Preferred Return Balance"* means amounts owed under the Preferred Return, including amounts accrued but not distributed.

(g) Tax Distributions. To the extent the discretionary distributions made to Members during the prior calendar year and the period through March 31 of the then current year are not otherwise sufficient to those Members receiving allocations of items of income or gain in the immediately preceding calendar year to enable them to cover any federal and state tax liability created due to ownership of Units during such prior calendar year, the Manager may make tax distributions from available cash to Members annually. Any such distribution will be treated as an advance against distributions otherwise payable to such Member based on a state and federal calculation by the Manager in its discretion, with the same federal and state tax rates to be applied to all Members.

Section 6.5 Taxation as Partnership. The parties acknowledge that the Company intends to be treated as a partnership for federal (and analogous state and local) income tax purposes. Under federal income tax law, a partnership is not a taxable entity. Instead, items of partnership income, gain, loss, deduction or credit flow through to the partners. Each Member will be required to report on his income tax return each year his distributive share of the Company's income, gains, losses and deductions for that year, whether or not cash is actually distributed to him. Consequently, a Member may be allocated income from the Company although he has not received a cash distribution in respect of such income. Members are responsible to pay their own proportionate tax on reported income.

Section 6.6 Withdrawal or Reduction of Members' Contributions to Capital.

(a) A Member shall not receive out of Company property any part of his, her or its Capital Contribution unless:

(1) the Company is able to pay its debts as the debts become due in the ordinary course of business; and

(2) the Company's total assets are greater than the sum of the Company's total liabilities.

(b) A Member may rightfully demand the return of his, her or its Capital Contribution only upon the dissolution of the Company. A Member, irrespective of the nature of his, her, or its Capital Contribution, has only the right to demand and receive cash in return for his, her or its Capital Contribution in accordance with the provisions of Section 8.4 of this Agreement.

## ARTICLE 7. TRANSFER OF INTERESTS

Section 7.1 _Transfer of Interests_. Subject to Section 7.2 below and Sections 12.6 and 13.12, a Member may sell, exchange, encumber, transfer or otherwise assign, whether during his or her lifetime or through the laws of intestacy or inheritance (including by a Member Designation pursuant to Section 13.1 of this Agreement), in whole or in part, his or her Units so long as (i) the Transferee is a revocable or irrevocable trust for the sole benefit of the Transferor during their life or Transferor's Immediate Family or (ii) the Transferee is a Person wholly owned by the Member and provided such Transfer does not (a) result in any event of default as to any secured or unsecured obligation of the Company; (b) cause a reassessment of any real property owned by the Company; (c) cause any material adverse impact to the Company; or (d) result in a violation of the Securities Act. However, without the consent of the Manager as required by Section 4.3 of this Agreement, the transferee of a Member's Units shall have no right to participate in the management of the business of the Company, through voting or other rights, or to otherwise become a full Member. A transfer also includes any change of control of any Member that is an entity of any kind. Any transfer of units from a Class A, B, C, D, or E Member can only be transferred as a whole unit, to a single individual or entity that would meet investor suitability standards, at the sole discretion of the Manager. The Company reserves the right to purchase Units from Members, at agreed upon terms, at any time.

Section 7.2 _Third-Party Offer_.

(a) If any Member receives a bona-fide third party offer to purchase its Units (a "_Selling Member_"), the Company shall have the first option and right to purchase all or any part of the Selling Member's Units for a period of 30 days (or such lesser time as the Company may agree upon waiving its right) from the date written notification of the third-party offer is provided to the Company. The Company's option shall be at a price of the Transfer Value (as defined in Section 7.3 of this Agreement).

(b) If the Company declines to exercise such option or right, then the non-selling Members shall have the option and right to purchase that Member's pro rata share of the Selling Member's Units. The non-selling Members' option shall be at a price of the Transfer Value (as defined in Section 7.3), and its option to purchase may be exercised for a period of 30 days from expiration of the Company's option period.

(c) If the foregoing options are not exercised in the aggregate as to the Selling Member's entire interest, then the Selling Member may sell the Units not purchased by the Company or other Members at the price, on the terms and to the assignee stated in the notice, at any time within 30 days after the foregoing options expire; provided, however, that the assignee will be the holder of a Participation Interest and may become a Member in place of the Selling Member only as provided in Section 4.3 of this Agreement.

(d) If the Selling Member does not sell to the third-party offeror within the 30-day period after all options expire, no sale may be effected unless and until the Selling Member gives a new notice to the Company and non-selling Members and they again fail to exercise the options under the foregoing provisions.

Section 7.3  Transfer Value. In the event of a third-party offer, the Company (or non-selling Member making the option to purchase under Section 7.2(b)) may elect for an independent appraisal, with the cost of the appraisal borne by the selling Member. If the independent appraisal results in a valuation of 10% or greater than the third-party offer, then the third-party offer shall be the "*Transfer Value*" for purposes of this Article. If the independent appraisal results in a valuation of 10% or more below the third-party offer, then the independent appraisal valuation shall be the "*Transfer Value*" for purposes of this Article. If the independent appraisal results in a valuation of within plus or minus 9.9% of the third-party offer, then the third-party offer shall serve as the "*Transfer Value*" for purposes of this Article.


## ARTICLE 8. DISSOLUTION AND WINDING UP; LIQUIDATION

Section 8.1  Dissolution. The Company shall be dissolved at the sole discretion of the Manager.

Section 8.2  Winding Up. As soon as possible following the occurrence of an event effecting the dissolution of the Company, the Company shall conform with all requirements as set forth within the Act.

Section 8.3  Effect of Dissolution. Upon dissolution of the Company, as provided in Section 8.1 and Section 8.2, the Company shall cease to carry on its business, except insofar as may be necessary for the winding up of its business. The Members (and their assignees or transferees) shall continue to share profits and losses during the winding up of the Company's affairs as if the Company were not winding up its affairs. Any Company assets distributed in-kind to the Members in the liquidation shall be valued and treated as though the assets were sold and the cash proceeds were distributed in-kind and the difference between the Fair Market Value of any asset and its basis shall be treated as a gain or loss on sale of the asset and shall be credited or debited to the Members in accordance with their Percentage Interests.

Section 8.4  Distributions Upon Liquidation. Upon dissolution of the Company as provided in Section 8.1, the Company shall immediately commence to wind-up its affairs and liquidate. The Company assets shall be distributed in payment of the liabilities of the Company and to the Members in liquidation of the Company in the following order:

(a) To creditors in the order of priority as provided by law, except those to Members on account of their Capital Contributions.

(b) To the setting up of any reserves that the Manager may deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company. Such reserves shall be paid over by the Manager to a bank or other institutional escrow agent to be held for the purpose of disbursing such reserves in payment of the aforementioned contingencies, and at the expiration of such period as the Manager may deem advisable, to distribute the balance in the manner provided in this Section 8.4 and in the order set forth herein.

(c) To the repayment of any loans or advances that may have been made by any of the Members to the Company, but if the amount available for such repayment shall be insufficient, then pro rata on account thereof.

Section 8.5  Time and Method of Liquidating Distributions. A reasonable time as determined by the Manager, not to exceed 12 months, shall be allowed for the orderly liquidation of the Company and the discharge of liabilities to the creditors so as to enable the Manager to minimize any losses attendant upon liquidation. The Manager may complete the liquidating distributions due the Members by either or a combination of the following methods as it shall determine:

(a) Selling the Company assets and distributing the net proceeds therefrom to each Member in satisfaction of such Member's interest in the Company; or

(b) Distributing the Company's assets to the Members in-kind. In such event each Member and each holder of a Participation Interest agrees to accept an undivided interest in the Company's assets in satisfaction of such holder's interest in the Company.

If there is no Manager then serving, Members holding a majority of the Units shall appoint a liquidating trustee to wind-up the Company's affairs and liquidate.

Section 8.6 <u>Articles of Dissolution</u>. When all debts, liabilities and obligations have been paid and discharged or adequate provision has been made therefor and all of the remaining property and assets have been distributed to the Members, Articles of Dissolution if required by the State of Wyoming, shall be executed and verified by the Manager, and filed pursuant to the Act.

Section 8.7 <u>Liability of Manager</u>. The Manager shall not be personally liable for the return of Capital Contributions of the Members, it being understood that any such return shall be solely from Company assets. No Member shall have the right to demand or receive property other than cash for such Member's interest.

Section 8.8 <u>Arbitration of Rights Arising After Termination of the Company</u>. Notwithstanding the termination of this Agreement, any party may, after that termination, initiate an arbitration under Article 9 to determine and enforce rights and duties of the parties arising with respect to:

(a) the Company's winding up;

(b) the Company's liquidation; and

(c) events occurring after the cancellation of the Company's Articles of Organization.

Section 8.9 <u>Manager Expenses</u>. Expenses incurred by the Company after the distribution and dissolution of the company shall be incurred by the Company Manager, or in the case of multiple Managers, equally between the all the Company Managers.


## ARTICLE 9. <u>ARBITRATION OF COMPANY DISPUTES</u>

All controversies, disputes or claims arising out of or related to this Agreement shall be resolved first by mediation, in good faith, with the assistance of a third-party mediator who has previously practiced law as a litigator. If the representatives do not agree upon a decision within thirty (30) calendar days after reference of the matter to the mediator, any controversy, dispute or claim arising out of or relating in any way to this Agreement or the transactions arising hereunder shall be settled exclusively by arbitration in California. Such arbitration shall be administered by JAMS in accordance with its then prevailing expedited rules, by one independent and impartial arbitrator selected in accordance with such rules.

The arbitration shall be governed by the United States Arbitration Act, 9 U.S.C. § 1 et seq. The fees and expenses of JAMS and the arbitrator shall be shared equally by the parties to the dispute and advanced by them from time to time as required; provided that at the conclusion of the arbitration, the arbitrator shall award costs and expenses (including the costs of the arbitration previously advanced and the reasonable fees and expenses of attorneys, accountants, and other experts) to the prevailing party, so long as the prevailing party had previously engaged in good faith mediation.

Failure of the prevailing party to act in good faith during the mediation process shall prohibit them from recovering any cost of the arbitration, including attorneys and accounting fees. No pre-arbitration discovery shall be permitted, except that the arbitrator shall have the power in his sole discretion, on application by any party, to order pre-arbitration examination solely of those witnesses and documents that any other party intends to introduce in its case-in-chief at the arbitration hearing. The parties shall instruct the arbitrator to render such arbitrator's award within thirty (30) calendar days following the conclusion of the arbitration hearing.

The arbitrator shall not be empowered to award to any party any damages of the type not permitted to be recovered under this Agreement in connection with any dispute between or among the parties arising out of or relating in any way to this Agreement or the transactions arising hereunder, and each party hereby irrevocably waives any right to recover such damages. Notwithstanding anything to the contrary provided in this Article 9 and without prejudice to the above procedures, any party may apply to any court of competent jurisdiction for temporary injunctive or other provisional judicial relief if such action is necessary to avoid irreparable damage or to preserve the status quo until such time as the arbitrator is selected and available to hear such party's request for temporary relief. The award rendered by the arbitrator shall be final and not subject to judicial review and judgment thereon may be entered in any court of competent jurisdiction. The decision of the arbitrator shall be in writing and shall set forth findings of fact and conclusions of law.

## ARTICLE 10. TIME; NOTICES

All notices (whether offers, acceptances or otherwise) pursuant to the provisions of this Agreement shall be made in writing and all periods of time shall begin or end on the day such notice is sent by postage paid, certified or registered mail, return receipt requested, addressed to the parties at the respective addresses (or such other address as such party may have notified the Company of in writing) as set forth below their names on Schedule A.

All notices to the Company and the Manager shall be mailed to:

Goodegg Investments, LLC
RE: Goodegg Wealth Fund II, LLC
18 Bartol Unit 1168
San Francisco, CA 94133

## ARTICLE 11. OTHER BUSINESS VENTURES; CONFLICTS OF INTEREST; TRANSACTIONS WITH MEMBERS OR MANAGER

Section 11.1 Other Business Ventures. A Manager and any of the Members may engage in or possess an interest in other business ventures of every nature and description independently or with others and neither the Company nor any of the Members thereof shall have any rights by virtue of this Agreement in and to such independent ventures or the income or profits derived therefrom.

Section 11.2 Conflicts of Interest. The fact that a Manager or any Member is directly or indirectly interested in or connected with any person, firm or corporation employed by the Company to render or perform a service shall not prohibit the Company from employing such person, firm or corporation or from otherwise dealing with him or it.

Section 11.3 Transactions Between a Member or Manager and the Company. Except as otherwise provided by Applicable Law and this Agreement, any Member or Manager may, but shall not be obligated to, lend money to the Company, act as surety for the Company and transact other business with the Company and has the same rights and obligations when transacting business with the Company as a person or entity who is not a Member or a Manager.

## ARTICLE 12. INVESTMENT REPRESENTATIONS; PRIVATE OFFERING EXEMPTION

Each Member, by his or its execution of this Agreement, hereby represents and warrants:

Section 12.1 <u>Experience</u>. By reason of his, her or its business or financial experience, or by reason of the business or financial experience of his, her or its financial advisor who is unaffiliated with and who is not compensated, directly or indirectly, by the Company or any affiliate or selling agent of the Company, such Member is capable of evaluating the risks and merits of an investment in the Company and of protecting his, her or its own interests in connection with this investment.

Section 12.2 <u>Investment Intent</u>. Such Member is acquiring the Interests for investment purposes for his, her or its own account only and not with a view to or for sale in connection with any distribution of all or any part of the Interest.

Section 12.3 <u>Economic Risk</u>. Such Member is financially able to bear the economic risk of his, her or its investment in the Company, including the total loss thereof.

Section 12.4 <u>No Registration of Units</u>. Such Member acknowledges that the Interests have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or qualified under any state securities law or under the laws of any other jurisdiction, in reliance, in part, on such Member's representations, warranties and agreements herein.

Section 12.5 <u>No Obligation to Register</u>. Such Member acknowledges and agrees that the Company and the Managers are under no obligation to register or qualify the Interests under the Securities Act or under any state securities law or under the laws of any other jurisdiction, or to assist such Member in complying with any exemption from registration and qualification.

Section 12.6 <u>No Disposition in Violation of Law</u>. Without limiting the representations set forth above, and without limiting Article 7 of this Agreement, such Member will not make any disposition of all or any part of the Interests which will result in the violation by such Member or by the Company of the Securities Act or any other applicable securities laws. Without limiting the foregoing, each Member agrees not to make any disposition of all or any part of the Interests unless and until:

(a) there is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement and any applicable requirements of state securities laws; or

(b) such Member has notified the Company of the proposed disposition and has furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Managers, such Member has furnished the Company with a written opinion of legal counsel, reasonably satisfactory to the Company, that such disposition will not require registration of any securities under the Securities Act or the consent of or a permit from appropriate authorities under any applicable state securities law or under the laws of any other jurisdiction.

Section 12.7 <u>Financial Estimate and Projections</u>. Such Member understands that all projections and financial or other materials which it may have been furnished are not based on historical operating results, because no reliable results exist, and are based only upon estimates and assumptions which are subject to future conditions and events which are unpredictable, and which may not be relied upon in making an investment decision.


ARTICLE 13. <u>MISCELLANEOUS</u>

Section 13.1 <u>Member Designation</u>. Subject to the conditions on transfer set forth in this Agreement, a Member may designate, in writing, a beneficiary to receive such Member's interest in the Company upon such Member's death. The written designation shall be fully revocable by the Member and may be changed by subsequent writings from time-to-time, in the sole discretion of the Member. Any beneficiary so designated shall be subject to all the terms of this Agreement and shall receive the Member's interest in the

Company subject to any purchase option, any buy sell agreement, or any other agreement potentially affecting such interest.

Section 13.2 <u>Execution in Counterparts</u>. This Agreement may be executed in several counterparts, and as executed shall constitute one original agreement, binding on all the parties hereto.

Section 13.3 <u>Amendment by Members</u>. Any Manager or any Member may propose any amendment to the Company's Articles of Organization or this Agreement to the Members. Such proposed amendment shall become effective at such time as it has been approved by the Members holding a majority of the Units.

Section 13.4 <u>Amendment by Manager</u>. The Manager shall have the power to amend the Company's Articles of Organization to reflect changes in the registered office and agent of the Company and to reflect any change in the name of the Company. Any other amendment to the Company's Articles of Organization (and any amendment to this Agreement) must be approved by the Members and the Manager in accordance with Section 13.3; provided, however, that amendments to this Agreement may be made by the Manager without the necessity of a vote of the Members, for (a) administrative purposes (renumbering or correcting errors), (b) to make such amendments as are necessary if creating a new class of Units pursuant to Section 5.3, and (c) if in the reasonable opinion of counsel to the Company, such amendments are necessary to maintain the Company's tax status under federal or state law or for other tax purposes

Section 13.5 <u>Partnership Representative</u>. The Manager shall select the Company's representative who must have a substantial presence in the United States to serve as the Company representative within the meaning of Code Section 6223 ("*Partnership Representative*").

(a)  The Partnership Representative shall perform his, her, or its duties under the direction and guidance of the Manager. The Manager shall determine whether to make any available election under Code Section 6221 through 6241, including Code Section 6221(b) and Code Section 6226. Notwithstanding anything else contained herein, the Partnership Representative shall not take any material action without the prior approval of the Manager, including, but not limited to, extending the statute of limitations, filing a request for administrative adjustment, filing a suit related to any Company tax refund or deficiency, or entering into any settlement agreement related to items of income, gain, loss or deduction of the Company with the Internal Revenue Service (or similar state or local governmental authority).

(b) Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign, or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member or former Member (including penalties, additions to tax or interest imposed with respect to such taxes, and any taxes imposed pursuant to Code Section 6226) shall be paid by such Member, or if paid by the Company shall be recoverable from such Member. Each Member agrees to cooperate in taking such actions as may be required to cause any election made by the Company to be effective.

(c)  The provisions of this Section 13.5 shall survive the termination of the Company, this Agreement, and the termination of any Member's interest in the Company.

(d)  The Partnership Representative shall keep the Manager and all Members informed of all notices from government taxing authorities that may come to the attention of the Partnership Representative. The Company shall pay and be responsible for all reasonable third-party costs and expenses incurred by the Partnership Representative in performing those duties. Each Member shall be responsible for any costs incurred by the Member with respect to any tax audit or tax related administrative or judicial proceeding against any Member, even though it relates to the Company.

(e)  The Partnership Representative shall endeavor to provide Schedule K-1 and any necessary tax documents to Members no later than March 31st of the year following the taxable year, but it is likely that Members will need to file an extension on their tax returns.

Section 13.6 <u>Governing Law</u>. All questions with respect to the construction of this Agreement and the rights and liabilities of the parties shall be determined in accordance with the applicable provisions of the laws of the State of Wyoming.

Section 13.7 <u>Choice of Venue</u>. Conflicts arising out of this contract that cannot be resolved through Arbitration will be tried through a court of competent jurisdiction in the State of California.

Section 13.8 <u>Number and Gender</u>. As used in this Agreement, the plural shall be substituted for the singular, and the singular for the plural, where appropriate; and words and pronouns of any gender shall include any other gender.

Section 13.9 <u>Binding Effect</u>. This Agreement shall be binding upon, and shall inure to the benefit of, all of the parties and their assigns, successors in interest, personal representatives, estates, heirs, legatees or successors.

Section 13.10 <u>Severability</u>. If any provision of this Agreement, or the application thereof to any person or circumstances shall, for any reason and to any extent, be invalid or unenforceable, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected thereby, but rather shall be enforced to the greatest extent permitted by law; <u>provided, however,</u> that the above-described invalidity or unenforceability does not diminish in any material respect the ability of the Members to achieve the purposes for which this Company was formed.

Section 13.11 <u>Legal Representation.</u> The Members agree that the law firm of 3 Pillars Law, PLLC, represents only the Company and the Manager in connection with the preparation of this Agreement, and has not offered any Member or other person any advice regarding the advisability of entering into this Agreement further acknowledges and agrees that such person:

(a) Has been advised to retain independent legal, tax, and accounting advice of their own choosing for purposes of representing their individual interests with respect to the subject matter thereof;

(b) Has been given reasonable time and opportunity to obtain such advice; and

(c) Has obtained such independent advice as they have deemed necessary and appropriate in the circumstances at his, her or its own expense without expecting the Company to reimburse such person for such fees or other expenses.

Section 13.12 <u>Restricted Securities</u>. The Membership Interests represented by this Agreement have not been registered or qualified under the federal securities laws or the securities laws of any state. The Membership Interests may not be offered for sale, sold, pledged or otherwise disposed of unless so registered or qualified or unless an exemption exists, the availability of which is established by an opinion of counsel (which opinion and counsel shall both be satisfactory to the Manager). Transfer is also restricted by the terms of this Agreement and transfers which violate the provisions of this Agreement may be void or voidable.

*[signature page follows]*

IN WITNESS WHEREOF, the parties have executed this Agreement to be effective and govern the Company as of the Effective Date.

**THE COMPANY:**

**GOODEGG WEALTH FUND II, LLC**
a Wyoming limited liability company

By: **Goodegg Investments, LLC**, a California limited liability company, Company Manager

By: _____

Julie Lam, its manager

**CLASS A, B, C, D, and E MEMBERS:**

By execution of Joinder Agreements, attached hereto as Exhibit C.

**CLASS F MEMBER:**

**Goodegg Syndication I, LLC, a** Wyoming limited liability company

By: _____

Julie Lam, its manager

**MANAGER:**

**Goodegg Investments, LLC**, a California limited liability company

By: _____

Julie Lam, its manager

## SCHEDULE A

### Investor Contributions

**Effective as of _____**

| Class A Members | | | | | | |
|---|---|---|---|---|---|---|
| Name and Address of Member | Initial Capital Contribution | Subsequent Capital Contributions | Additional Capital Contribution | Total Capital Contribution | Units Owned | Total Percentage Interest |
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| **Total Class A Interests** | | | | | | **100%** |
| **Total Overall Interests** | | | | | | **___%** |

*Duplicate page as necessary

| Class B Members | | | | | | |
|---|---|---|---|---|---|---|
| Name and Address of Member | Initial Capital Contribution | Subsequent Capital Contributions | Additional Capital Contribution | Total Capital Contribution | Units Owned | Total Percentage Interest |
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| **Total Class B Interests** | | | | | | **100%** |
| **Total Overall Interests** | | | | | | **___%** |

*Duplicate page as necessary

| Class C Members | | | | | | |
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| Name and Address of Member | Initial Capital Contribution | Subsequent Capital Contributions | Additional Capital Contribution | Total Capital Contribution | Units Owned | Total Percentage Interest |
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| **Total Class C Interests** | | | | | | **100%** |
| **Total Overall Interests** | | | | | | **___%** |

*Duplicate page as necessary

| Class D Members | | | | | | |
|---|---|---|---|---|---|---|
| Name and Address of Member | Initial Capital Contribution | Subsequent Capital Contributions | Additional Capital Contribution | Total Capital Contribution | Units Owned | Total Percentage Interest |
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| **Total Class D Interests** | | | | | | **100%** |
| **Total Overall Interests** | | | | | | **___%** |

*Duplicate page as necessary

| Class E Members | | | | | | |
|---|---|---|---|---|---|---|
| Name and Address of Member | Initial Capital Contribution | Subsequent Capital Contributions | Additional Capital Contribution | Total Capital Contribution | Units Owned | Total Percentage Interest |
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| **Total Class E Interests** | | | | | | **100%** |
| **Total Overall Interests** | | | | | | **___%** |

*Duplicate page as necessary

| Class F Member | | | |
|---|---|---|---|
| Name and Address of Member | Capital Contribution | Units Owned | Total Percentage Interest |
| Goodegg Syndication I, LLC | Services as Sponsor of the Offering | | 100% |
| **Total Class F Interests** | | | **100%** |
| **Total Overall Interests** | | | **___%** |

## EXHIBIT A

## Management Fees and Compensation

| SPONSORSHIP FEES | | | | |
|---|---|---|---|---|
| **Fees paid to the Manager** [1, 2] | | | | |
| **Type** | **Frequency** | **Description** | **When Earned** | **Amount** |
| Expense Reimbursement | On startup and incidentally thereafter | Payment of documented out-of-pocket expenses paid by the Manager and administrative costs of the Company | Throughout Company operations | Indeterminate |
| Sponsor Fee | Upon the purchase of any Property | Reimbursement and/or compensation to the Manager for finding and acquiring a Property, and for negotiating the terms of any joint venture with a Co-Sponsor. | Upon purchase of a Property | $150,000 |
| Company Administrative Fee | Recurring yearly fee | To cover the administrative expenses of the Company, such as maintaining the investor portal, accounting and legal fees, distribution of K1s, etc. | Annually | $50,000 |
| Disposition Fee | One-time fee | Charged one time as a percentage of the proceeds that come into the Company upon the sale or refinance of a Property | Upon sale or refinance of a Property | 1% of proceeds disbursed to Company |

1. These fees are paid to the Manager for its efforts in organizing and administering the Company and conducting all Company activities.
2. The Manager does not intend to but has discretion to vary the fees shown here.

| SPONSORSHIP FEES | | | | |
|---|---|---|---|---|
| **Fees paid to the Manager on the Property Level** [1] | | | | |
| **Type** | **Frequency** | **Description** | **When Earned** | **Amount** |
| Acquisition Fee | Upon the purchase of any Property | Compensation to the Manager for conducting due diligence on a Property, negotiating the purchase and sale agreement, acquiring a Property, and services for finalizing the purchase of a Property | Upon purchase of a Property | 1-3% of Acquisition Price [2, 3] |
| Guarantor Fee | One-time fee per finance (or re-finance of a Property) | Charged one time as a percentage of the loan amount | Upon loan closing | 1-3% of loan amount [2, 3] |
| Construction Management Fee | One-time fee | Calculated as a percentage of construction cost realized by the Company or its subsidiaries in excess of the | Ongoing through the construction of the Property | Up to 10% of construction hard costs [2, 4] |

| | | uses outlined herein. | | |
|---|---|---|---|---|
| Asset Management Fee | Recurring monthly fee | Compensation for overall management of the Property, to include supervision of renovations, posturing the Property for refinance or ultimate sale of the asset | Calculated and paid quarterly | 1-3% of net operating income [2,3] |

1. These fees are paid to the Manager for their efforts in acquiring the Properties and are paid out of the uses and sources on each particular Property, which fees may vary from Property to Property and are split between the Manager and any Co-Sponsor, as applicable. The Manager has the discretion to vary these fees or to include additional fees not shown here on the purchase of subsequent Properties.
2. The range shown here is an estimate based on current market rates for such fee. Notwithstanding, the Manager has the discretion to vary this fee beyond the range shown, to be determined in the Manager's sole and reasonable discretion.
3. This fee may be split in such a way between the Manager and the Co-Sponsor in such proportions as both parties may agree.
4. This fee may be paid to the Manager, the Co-Sponsor, and / or an unaffiliated third party.

EXHIBIT B

Examples of Class F Member Catch Up

**DISCLAIMER: The information and examples contained in this Exhibit B are for general information purposes only. You should not rely upon this information or on these examples as a basis for making any investment, business, legal, or any other decision. Any reliance you place on this example, other than for informational purposes, is strictly at your own risk.**

The following is intended to provide an example of how the percentage stated in Section 6.4(c)(3) (for purposes of this Exhibit B only, the "Class F Member Catch Up)" of the Operating Agreement can change based on the overall percentage of Units sold in each Class.

**Class F Member Catch Up Ex. 1**

| | % Invested | Class F Member Catch Up |
|---|---|---|
| LP Class A Equity Investment | 10.00% | 0% |
| LP Class B Equity Investment | 35.00% | 0% |
| LP Class C Equity Investment | 30.00% | 0% |
| LP Class D Equity Investment | 15.00% | 0% |
| LP Class E Equity Investment | 10.00% | 0% |
| Sponsor | 0.00% | 30.00% |

Example 1. This shows the Class F Member Catch Up at 30% when the Class A, B, C, D, and E Units are sold in the proportions shown above.

**Class F Member Catch Up Ex. 2**

| | % | Class F Member Catch Up |
|---|---|---|
| LP Class A Equity Investment | 5.00% | 0% |
| LP Class B Equity Investment | 30.00% | 0% |
| LP Class C Equity Investment | 20.00% | 0% |
| LP Class D Equity Investment | 20.00% | 0% |
| LP Class E Equity Investment | 25.00% | 0% |
| Sponsor | 0.00% | 27.89% |

Example 2. This shows the Class F Member Catch Up at 27.89% when a greater proportion of the Class D and E Units are sold in comparison to Example 1.

**Class F Member Catch Up Ex. 3**

| | % | Class F Member Catch Up |
|---|---|---|
| LP Class A Equity Investment | 25.00% | 0% |
| LP Class B Equity Investment | 40.00% | 0% |
| LP Class C Equity Investment | 25.00% | 0% |
| LP Class D Equity Investment | 5.00% | 0% |
| LP Class E Equity Investment | 5.00% | 0% |
| Sponsor | 0.00% | 31.67% |

Example 3. This shows the Class F Member Catch Up at 31.67% when a greater proportion of the Class A and B Units are sold in comparison to Example 1.

EXHIBIT C
## Joinder Agreement

Reference is hereby made to the Company Operating Agreement, dated December 13, 2022 as amended from time to time (the "*Operating Agreement*"), by and among GOODEGG WEALTH FUND II, LLC, a Wyoming limited liability company (the "*Company*"), Goodegg Investments, LLC, a California limited liability company (the "*Manager*"), the existing members, and each of those parties listed on the signature pages of the Operating Agreement or who agree to be bound by the Operating Agreement by way of this joinder agreement (the "*Joinder*").

The undersigned hereby acknowledges that it has received and reviewed a complete copy of the Operating Agreement and agrees that upon execution of this Joinder, such Person shall become a party to the Operating Agreement and shall be fully bound by, and subject to, all of the covenants, terms, and conditions of the Operating Agreement as though an original party thereto and shall be deemed, and is hereby admitted as a _____Class A, _____Class B, _____Class C, _____Class D, or _____Class E Member (select one) for all purposes thereof and entitled to all the rights incidental thereto and shall hold their Membership Interests in _____Class A, _____Class B, _____Class C, _____Class D, or _____Class E Units (select one).

Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Operating Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of this _____ day of _____ 20___.

Signed: _____

Name: _____

Title: _____

Accepted by:
**Goodegg Investments, LLC** a California limited
liability company, Company Manager

By: _____

Name: _____

Title: _____

INSTRUCTIONS TO QUESTION 31: If information is presented to investors in a form at, media or other means not able to be reflected in text or portable document format, the issuer should include

(a) a description of the material content of such information;

(b) a description of the form at in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or form at, a transcript or description of such disclosure.

## ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:
12-31
(120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at:
http://goodegg.sppx.io

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the issuer liquidates or dissolves its business in accordance with state law.